SYNNEX CORPORATION

A leading business process services company



2007 Annual Report & Proxy Statement

Company Profile

SYNNEX Corporation, a Fortune 500 corporation, is a leading business process services company, serving resellers and original equipment manufacturers (OEMs) in multiple regions around the world. We provide services in IT distribution, supply chain management, contract assembly and business process outsourcing (BPO).

SYNNEX brings synergy to our customers' business process services requirements. By bringing distribution expertise, supply chain management and contract assembly together under one service provider, our customers benefit from high quality solutions built at a lower cost with industry-leading metrics. The SYNNEX business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our BPO services solutions, SYNNEX, through our wholly-owned subsidiaries, Concentrix Corporation in the United States and SYNNEX-Concentrix Corporation in the Philippines, provides value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

SYNNEX combines its core strengths in IT distribution, supply chain management, contract assembly and BPO services to provide our customers with greater efficiencies in time-to-market, cost minimization, real-time linkages in the supply chain and aftermarket product support.

SYNNEX distributes technology products from more than 100 leading IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. Our focused product categories include IT systems, peripherals, system components, software and networking products.

SYNNEX has over 6,000 employees worldwide and operates in the United States, Canada, China, Mexico, the Philippines and the United Kingdom.

Financial Highlights

For fiscal year ended November 30 (dollars in millions, except per share amounts)

	2005	2006	2007
Net revenues	5,641	6,344	7,004
Operating income	78.9	96.2	112.1
Income from continuing operations	39.6	51.4	63.1
Diluted earnings per share from continuing operations	1.27	1.61	1.93
Working capital	351	417	420
Total assets	1,082	1,383	1,887
Stockholders' equity	437	512	605

Robert T. Huang
President and
Chief Executive Officer



Letter to Shareholders

> "OVER THE PAST THREE YEARS, WE HAVE FOCUSED ON CONSISTENTLY GROWING THE PROFITABILITY OF THE COMPANY, AND WITH EACH PASSING QUARTER, WE CONTINUE TO GAIN MOMENTUM IN THIS ENDEAVOR."

Dear Valued Shareholders:

Through solid execution, enhanced business strategy and ability to realize efficiencies throughout our Company, we achieved record revenue and earnings for fiscal 2007. As we began fiscal 2007, I shared with you our strategy to continue to grow our market share by adding more value-added services and by leveraging our efficient business model. In addition, I stated that we would continue to invest in our new distribution businesses such as our Technology Solutions Division (TSD) and our Consumer Electronics business (branded as NEXCE). Additionally, I shared that we would further invest in our Business Process Outsourcing (BPO) services. And finally, we committed to growing our returns to our investors. Today, one year later, I am very pleased to report that we have accomplished each of these goals, and in doing so, are providing SYNNEX a very solid foundation for 2008 and beyond. I am also proud to report to you that in 2007, SYNNEX became a Fortune 500 company.

Over the past three years, we have focused on consistently growing the profitability of the Company, and with each passing quarter, we continue to gain momentum in this endeavor. In late 2004, we made a conscious decision to replace less profitable business with investments in higher-margin, more profitable lines and value-added BPO services. This decision has helped us drive our gross margins from 4.18% in fiscal 2004 to 5.07% in fiscal 2007.

Revenues
(dollars in billions)



8
7
6
5
4
3
2
1
0
$5.6
$6.3
$7.0
2005
2006
2007

Operating Income
(dollars in millions)



120
100
80
60
40
20
0
$78.9
$96.2
$112.1
2005
2006
2007

Income
From Continuing Operations
(dollars in millions)



70
60
50
40
30
20
10
0
$39.6
$51.4
$63.1
2005
2006
2007

Diluted Earnings per Share
From Continuing Operations
(dollars)



2.0
1.5
1.0
0.5
0.0
$1.27
$1.61
$1.93
2005
2006
2007

Letter to Shareholders

It is from this perspective that I want to share our results for fiscal 2007 and on our plans for fiscal 2008.

2007—A Year of Continued Transformation and Success

For fiscal 2007, our revenue grew 10.4% to $7.00 billion. Our income from continuing operations increased roughly 20% to $63.1 million or $1.93 per share, up from $51.4 million or $1.61 per share in 2006. The close of 2007 marked our 82nd consecutive profitable quarter, a record unmatched in our industry. The core of our business strategy is an increasingly efficient and value-adding business model that continually drives our improved profitability and returns. We are a company that remains nimble and quick in an ever-changing environment.

As we began 2007, we embarked on a strategy to become a more diverse business process services provider. We completed acquisitions that expanded our offerings with key services complementary to our core business. In February 2007, we acquired Link2Support, Inc., a contact center company providing inbound technical and business support. By combining this entity with our earlier acquisition, Concentrix Corporation, an outbound call center, we now offer our vendors and customer partners a complete BPO offering including outbound services such as demand generation, and inbound technical and non-technical support. Also in February 2007, we acquired PC Wholesale, an IT distributor with a specialized focus on end-of-life and refurbished equipment distribution. The PC Wholesale business is highly complementary to our core distribution business, filling an important market need that results from shrinking product cycles and a growing interest in product reuse. Over the year, we also organically strengthened delivery and reach of our design registration, systems integration, financing and supply chain management services.

In 2007, we also expanded in targeted geographies. Through our Link2Support acquisition, we gained a 2,400-person presence in the Philippines, providing high quality, cost-effective support services globally. We enhanced our distribution services in Canada through the acquisition of the Redmond Group of Companies (RGC), including its AVS division, further strengthening our leadership position in consumer electronics in Canada. Our strategic investment in HiChina Web Solutions, a web portal and web-hosting services company based in China, enables SYNNEX to participate in the IT business growth opportunities in the rapidly expanding China marketplace.


SYNNEX
Your Business

"SYNNEX IS WELL ON ITS WAY TO BECOMING A COMPANY THAT CAN TRULY SERVICE OUR VENDOR AND CHANNEL PARTNERS THROUGH THE ENTIRE LIFECYCLE OF INFORMATION TECHNOLOGY PRODUCTS."

Our core distribution business continued to produce strong revenue growth during 2007 with our United States and Canadian businesses contributing a combined 13.5% growth in year-over-year revenues. Through good organic growth and a continued focus on efficiencies, our IT distribution business also delivered increased operating margin and profits for fiscal 2007 and strengthened our foundation for 2008.

We remain pleased with our progress in growing TSD, our Technology Solutions Division, which focuses on higher value, higher margin products such as networking, point-of-sale, enterprise, document management, security, and converged telecommunications. For fiscal 2007, we executed on our stated growth and return goals for this division.

Our growing consumer electronics NEXCE division exceeded our internal projections for fiscal 2007 and continues to ramp up well since inception in September 2006.

We continue to utilize our extensive technical manufacturing and supply chain management expertise to procure, assemble and distribute products ranging from computing appliances to sophisticated supercomputing solutions through our Systems Integration Division (SID).



SID leverages our expertise in broadline distribution with our award-winning system design and manufacturing capabilities and is targeted towards the system builder community.

We are very pleased with the evolution of our supply chain services business with the addition of complementary value-added services that benefit our customers. With all these activities, we believe SYNNEX is well on its way to becoming a company that can truly service our vendor and channel partners through the entire lifecycle of IT products — including demand generation, supply chain management, design and contract assembly, distribution, and pre- and post-sales support.

We recognize that a large portion of our success over the years is attributable to our loyal channel and supply partners. We have built our business around providing the right services to satisfy the growing needs of all of our partners. To support this initiative, SYNNEX is committed to providing the best service to all of our constituents. Last year we launched a program to enhance our value and commitment to our partners' profitable growth. The results from our customer and vendor intimacy program have yielded valuable insights that provide a solid foundation for future business initiatives. I am pleased to share with you that during 2007, SYNNEX received several top industry awards that highlight our commitment to strong customer and vendor relationships.

In September 2007, we were recognized by CRN magazine and placed first in two very important categories: "Pricing and Availability" and "Relationships" in the 2007 CRN Sourcing Guide. This is a significant

Letter to Shareholders



honor for SYNNEX because the winners were chosen by solutions providers within our customer community.

Once again, our assembly talents were recognized in October 2007 by Sun Microsystems, Inc. for our excellence in external manufacturing. In partnership with MiTAC International Corp., we received the 2007 "Best-in-Class" supplier award.

In November 2007, CDW Corporation, a leading provider of information technology products and services to the business, government and education sectors, selected SYNNEX as the "2007 Partner of the Year" for having demonstrated especially effective support of CDW's initiatives and values, including proactive responses to the needs of CDW customers.

We were also recognized by the IT ChannelVision: Government Edition Summit, an event sponsored by Gartner, Inc., for providing our government resellers with the "Best Federal Channel Strategy" program for 2007. This again is a very important honor for SYNNEX as the top government solutions providers selected SYNNEX for this award.

We are very proud of all of these accomplishments and remain committed to enhancing value for our vendor and customer partners.

Our 2008 Outlook

Overall, we expect fiscal 2008 to be another year of solid growth. We are vigilant about the uncertainty in the economy; however, we are confident that with our nimble execution and focus on efficiency as well as value creation, we will deliver strong results. Our plans include the following:

For our distribution, contract assembly, and supply chain management divisions, we will continue to gain market share by leveraging our efficient business model and by adding more value-based services. We will continue to look for synergistic opportunities across the organization to minimize cost and maximize revenue and margin. And we will continue to invest in and develop our specialized distribution businesses, such as TSD, NEXCE, SID and refurbished and end-of-life products.

We will continue to grow our business with the addition of new customers and by providing our customers with combined services and end-to-end supply chain management solutions.

We will continue to garner efficiencies from our BPO acquisitions with offerings that complement our core business and produce additional cross-selling opportunities.

And finally, we will continue to pursue synergistic, value-enhancing acquisitions that will provide a high return on invested capital.

For 2008, we see many opportunities for SYNNEX because of our focused approach and efficient business model. I would like to thank our customer and supplier partners and you, our shareholders, for the continued support and confidence in SYNNEX. I would also like to thank our loyal employees worldwide for their continued hard work and daily execution that have helped place SYNNEX in a leadership position in our industry.

I look forward to sharing our accomplishments with you in 2008.

Sincerely,

Robert T. Huang
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 001-31892

SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2703333** (IRS Employer Identification No.)
44201 Nobel Drive **Fremont, California** (Address of principal executive offices)	**94538** (Zip Code)

(510) 656-3333

(Registrant's telephone number, including area code)

Securities registered to Section 12(b) of the Act:
Common Stock, par value $0.001 per share
New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange on February 1, 2008) was approximately $383,637,430. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 1, 2008, there were 31,923,384 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership) and 13 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2008 Annual Meeting of Stockholders to be held on March 18, 2008.

SYNNEX CORPORATION

TABLE OF CONTENTS

2007 FORM 10-K

Form 10-K

PART I

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will," "provides" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements relating to our services, our OEMs and our relationships with and the value we provide to our OEM suppliers and reseller customers, our relationship with MiTAC International and Sun Microsystems, the anticipated benefits of our recent acquisitions, the anticipated effect of our acquisitions on our financial position, the anticipated increase in market share of domain name and web hosting related internet services, the consolidation of our Canadian facilities, the restructuring of our Canadian operations, our strategy with respect to international operations, gross margin, selling, general and administrative expenses, fluctuations in future revenues and operating results and future expenses, fluctuations in inventory, our estimates regarding our capital requirements and our needs for additional financing, our infrastructure needs and growth, strategic acquisitions or investments, our indebtedness, use of our working capital, expansion of our operations and related costs, impact of accounting pronouncements, impact of new rules and regulations affecting public companies, the adequacy of our cash resources to meet our capital needs, statements regarding our securitization program, economic and industry trends, our legal proceedings, sources of revenue and adequacy of our disclosure controls and procedures. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and under Item 1A, "Risk Factors," as well as the seasonality of the buying patterns of our customers, the concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions particularly in North America, increased competition and costs related to expansion of our operations. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In the sections of this Report entitled "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all references to "SYNNEX," "we," "us," "our" or the "Company" mean SYNNEX Corporation and our subsidiaries, except where it is made clear that the term means only the parent company.

SYNNEX, the SYNNEX Logo, CONCENTRIX, the CONCENTRIX Logo, EMJ, ENEXT, the NEXCE Logo, PRINTSOLV, the TSD Logo, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX and the SYNNEX Logo Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

Item 1. *Business Overview*

We are a Fortune 500 Corporation and a leading business process services company, serving resellers and original equipment manufacturers, or OEMs, in multiple regions around the world. We provide services in IT distribution, supply chain management, contract assembly and business process outsourcing, or BPO. Our BPO services solutions include: demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We bring synergy to our customers' business process services requirements. By bringing supply chain management, contract assembly and distribution expertise together under one service provider, the result is high quality products built at a lower cost with industry-leading components and delivered on time. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We combine our core strengths in demand generation, IT distribution, supply chain management, and contract assembly to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute approximately 15,000 (as measured by active SKUs) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. We employ over 6,000 employees worldwide and operate in the United States, Canada, China, Mexico, the Philippines and the United Kingdom. From a geographic perspective, approximately 97% of our total revenue was from North America for the fiscal year ended November 30, 2007.

We purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as HP, Panasonic, IBM, Intel, and Lenovo and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Our largest OEM supplier, HP, accounted for approximately 28% of our total revenue for the fiscal year ended November 30, 2007.

The IT distribution and contract assembly services industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. As well, the market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product and services we provide.

Our revenue is highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

We have been in business since 1980 and are headquartered in Fremont, California with distribution, sales, contract assembly and contact center facilities in the United States, Canada, China, Mexico, the Philippines and the United Kingdom. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003.

Our Products and Suppliers

We distribute a broad line of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers and representative products for the fiscal year ended November 30, 2007 include the following:

Supplier	Representative Products
Acer	Mobile PCs, Displays and Monitors
APC	UPS and Power Devices
HP	Desktop and Mobile PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
IBM	Servers, Storage Products, Software
Intel	CPUs, Motherboards, Networking Products
Lenovo	Desktop and Mobile PCs
Microsoft	Operating Systems, Application Software
Panasonic	Mobile PCs
Symantec	Security Software
Xerox	Printers and Supplies

During fiscal 2007, our product mix by category was in the following ranges:

Product Category:	
Peripherals	31% -35%
IT Systems	29% -33%
System Components	17% -21%
Software	9% - 13%
Networking Equipment	4% - 8%

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 28% and 25% of our revenue for fiscal 2007 and 2006, respectively. We entered into a U.S. Business Development Partner Agreement with HP on November 6, 2003, which governs our relationship with HP in the United States. The agreement remains in effect until May 31, 2009 unless terminated earlier in accordance with its terms. As is typical with our OEM supplier agreements, either party may terminate the agreement upon 30 days written notice. In addition, either party may terminate the agreement with cause upon 15 days written notice. "Cause" is not defined in the agreement. In the event the agreement is terminated for cause or if we in any way fail to perform any of our obligations under the agreement, any and all agreements between HP and us for the resale of any and all products, support and services will automatically terminate upon such default or termination. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorneys' fees. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Our subsidiaries in Canada and Mexico have territorial supplier agreements with subsidiaries of HP located in the same countries.

Form 10-K

In addition to HP, we have distribution agreements with most of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short-term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our distribution and contract assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier's price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our Customers

We distribute IT products to more than 15,000 resellers. Resellers are classified primarily by the end-users to whom they sell as well as the services they provide. End-users include large corporations or enterprises, governments, small-to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. Our reseller customers buy from us and other distributors and our larger reseller customers also buy certain products directly from OEM suppliers.

No reseller customer accounted for more than 10% of our total revenue in fiscal 2007 or 2006. Some of our largest customers include Apptis, CDW, Sun Microsystems and Insight Enterprises, Inc.

Our Services

We offer a variety of services to our customers, including the following:

Distribution Services. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and fill orders for our reseller customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller customers.

Supply Chain Management. We offer as a single source solution, a highly cost-effective, integrated set of supply chain management services. These services include materials planning, product procurement, systems assembly, software integration, test, asset tagging, software imaging, warehousing inventory management and logistics services, including specialized tasks such as reverse logistics and end of life sales.

Contract Assembly Services. We provide our OEM contract assembly customers with systems design and build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers' inventory. CTO assembly consists of building a customized system for an OEM customer's individual order specifications. We also offer production value-added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Business Process Outsourcing Services. We offer contact center services that deliver voice, e-mail and technical support services on a global platform to our customers. Our inbound contact center provides real-time post-sales technical support services to our customers. We also offer a system that generates awareness and demand for products and services, including business and channel development, integrated sales and marketing campaigns, lead development and product marketing strategic planning and consulting.

The above categories of services are complemented by:

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking.

Online Services. We maintain electronic data interchange, or EDI, and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-application software that allows our resellers or their end-user customers to order software and take delivery online.

Financing Services. We offer our reseller customers a wide range of financing options, including net terms, third party leasing and floor plan financing, letters of credit and arrangements where we collect payments directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our reseller customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting specific resellers, including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows, database analysis, print on demand services and web-based marketing.

Technical Solutions Services. We provide our reseller customers technical support services, including pre- and post-sales support.

Joint Supply Chain Management and Distribution Services. We provide our contract assembly customers with materials procurement and management activities including planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers' products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

Sales and Marketing

As of November 30, 2007, we employed 3,538 sales, marketing, contact center and demand generation services professionals. We serve our large commercial and government reseller customers through dedicated sales professionals. We market to smaller resellers through dedicated regional sales teams. In addition, we have dedicated product marketing and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs to create demand for their products and services and with resellers for their customers' needs. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities, promoting sales growth and ensuring customer satisfaction. We have sales offices in North America, Latin America and Asia and attempt to locate our sales and marketing professionals in close proximity to our reseller customers.

We also have a sales team dedicated to cultivating new business process services opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International to offer OEMs comprehensive outsourced supply chain solutions. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

Our Operations

We operate more than 20 distribution facilities in the United States, Canada and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. In North America, our distribution facilities are geographically dispersed to be near end-users and reseller customers. This regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were centralized, resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes enable us to automate many of our distribution operations. For example, we use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real-time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real-time labor cost data, enabling efficient management of our daily labor costs.

To enhance the accuracy of our order fulfillment and protect our inventory from shrinkage, our systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives enabling us to quickly respond to order inquiries by our customers.

We operate our principal contract assembly facilities in the United States and the United Kingdom. We generally assemble IT systems, including workstations and servers, by incorporating system components from our distribution inventory and other sources. Additionally, we perform production value-added services, including kitting, asset tagging, hard drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2000 certified.

We offer contact center services that deliver voice, e-mail and technical support services on a global platform to our customers. Our inbound contact center provides real-time technical support services to our customers.

International Operations

Approximately 22% and 21% of our total revenue for fiscal 2007 and 2006, respectively, originated outside of the United States. A key element in our business strategy has been to expand our global presence in order to provide our business process services capabilities to OEMs in locations that meet their regional requirements. Consistent with this strategy, we have established international operations in Canada, China, Mexico, the Philippines and the United Kingdom.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves marketing incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including past sales levels, expected product life cycle and current and projected economic conditions. Our information system tools also track warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation allows for greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders, on a more frequent basis. Furthermore, our system tools also allow for automated checks and controls to prevent the generation of inaccurate orders.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefits of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time to time. We carefully evaluate these purchasing benefits relative to our product handling and carrying costs so that we do not overly invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and their end-user customers.

Financial Services

We offer various credit terms to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain markets. In issuing credit to our reseller customers, we closely and continually monitor their creditworthiness through our information systems, which contain detailed information on each customer's payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a North American credit association whose members exchange customer credit rating information. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business.

We also sell to certain reseller customers where the transactions are financed by a third party floor plan financing company. The expenses charged by these financing companies will be subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing institutions within 15 to 30 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our operations more efficient and provide visibility into all aspects of our operations. We believe our IT infrastructure is scalable to support further growth. Continuous enhancement of our IT systems facilitates improved product and inventory management, streamlines order and delivery processes, and increases operational flexibility.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs, which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller customers to enable them to search for products, check real-time price, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product industry is characterized by intense competition, based primarily on product availability, credit terms, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, product quality, service and support. We compete with a variety of regional, national and international IT product distributors and manufacturers.

Our current major competitors in IT product distribution include Bell Microproducts, Ingram Micro, ScanSource and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers and end-users. The distribution industry has recently undergone, and continues to undergo, major consolidation. During this period, a number of significant players within the IT distribution industry exited or merged with other players within the distribution market. Over the years we have participated in this consolidation through our acquisitions of Merisel Canada, Gates/Arrow, EMJ Data Systems Limited, Azerty United Canada and PC Wholesale and we continue to evaluate other opportunities.

We constantly seek to expand our business into areas primarily related to our core distribution business as well as other support, logistic and related value-added services. As we enter new business areas, we may encounter increased competition from our current competitors and/or new competitors.

Some of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We attempt to offset our scale disadvantage by focusing on a limited number of leading OEMs to represent, running the most efficient and low cost operation possible and offering a high level of customer service.

Employees

As of November 30, 2007, we had 6,052 full-time employees, including 3,538 in sales, marketing, contact center and demand generation services professionals, 1,781 in operations, and 733 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our production capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled approximately 564, on a full-time equivalent basis, at November 30, 2007. Our employees are not represented by a labor union, nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Available Information

Our website is http://www.synnex.com. We make available free of charge, on or through our website, our annual, quarterly and current reports, as well as any amendments to these reports, as soon as reasonably practicable after electronically filing these reports with the Securities and Exchange Commission, or SEC. Information contained on our website is not a part of this report. We have adopted a code of ethics applicable to our principal executive, financial and accounting officers. We make available free of charge, on or through our website's investor relations page, our code of ethics.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements of the Company. All reports that the Company files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-202-551-8090.

Item 1A. *Risk Factors.*

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you buy our common stock, you should know that making such an investment involves some risks, including the risks described below. The risks that have been highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the price of our common stock.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions and level of IT spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, product mix and useful life of the products we distribute;
- market acceptance, quality, pricing and availability of our services;
- competitive conditions in our industry that impact our margins;
- pricing, margin and other terms with our OEM suppliers;
- decline in inventory value as a result of product obsolescence;
- variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights; and
- the impact of the business acquisitions we make.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products and services industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline. For example, in March 2005, we announced that our revenue and net income for the three months ended February 28, 2005 would be lower than our previously released guidance and, as a result, our share price subsequently declined substantially.

We depend on a small number of OEMs to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of HP products represented approximately 28% and 25% of our total revenue in fiscal 2007 and 2006, respectively. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. For example, our agreement with HP will expire on May 31, 2009. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its sales agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT products and services industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly services customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly services customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly services customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly services customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which may harm our business, financial position and operating results.

The success of our contact center business is subject to the terms and conditions of our customer contracts.

We provide contact center support services to our customers under contracts with provisions that could impact our profitability. Many of our contracts have short termination provisions which could cause fluctuations in our revenue and operating results from period to period. For example, some contracts have performance related bonus or penalty provisions, whereby we could receive a bonus if we satisfy certain performance levels or have to pay a penalty for failing to do so. In addition, our customers may not guarantee a minimum call volume; however, we hire employees based on anticipated average call volumes. The reduction of call volume, loss of any customers, payment of penalties for failure to meet performance levels or our inability to terminate any unprofitable contracts may have an adverse impact on our operations and financial results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write-downs, either of which may harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of November 30, 2007, we had 699 support personnel located in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

Form 10-K

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, OEM supplier and partner relationships, products and businesses with our operations;
- loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;
- diversion of our capital and management attention away from other business issues;
- increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and
- other financial risks, such as potential liabilities of the businesses we acquire.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance and complete future acquisitions. We believe that further expansion may be a prerequisite to our long-term success as some of our competitors in the IT product distribution industry have larger international operations, higher revenues and greater financial resources than us. We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were initially adversely affected as a result of our acquisition of the Redmond Group of Companies, or RGC. Prior to the acquisition, RGC was not a profitable business. Initially, the RGC acquisition caused a negative effect on our operating margins as we integrated RGC's operations with our business to leverage synergies and consolidate redundant expenses. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Because of the capital-intensive nature of our business, we need continued access to capital, which, if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization and revolving credit programs are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any securitization or credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of securitization or debt financing could significantly increase in the future, making it cost prohibitive to securitize our accounts receivable or borrow, which could force us to issue new equity securities. If we issue new equity securities, existing stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our indebtedness agreements impose significant restrictions on our ability to operate which in turn may negatively affect our ability to respond to business and market conditions and therefore have an adverse effect on our business and operating results.

As of November 30, 2007, we had approximately $504.6 million in outstanding short and long-term borrowings under term loans and lines of credit, excluding trade payables. The terms of our current indebtedness agreements limit or restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make certain other restricted payments;
- consummate certain asset sales or acquisitions;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. We may be unable to meet these ratios and tests, this could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our product distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or "floor," the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 to 30 business days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results. We have not experienced any termination or significant reduction in floor plan arrangements in the past.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. In addition, our Mexico subsidiary has entered into a contract with a Mexico reseller customer, which involves extended payment terms and could expose us to additional collection risks. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn or a decrease in IT spending by end-users. If we are unable to collect payment for products we ship to our reseller customers or if our reseller customers are unable to timely pay for the products we ship to them, it will be more difficult or costly to utilize accounts receivable-based financing, which could negatively impact our cash flow and liquidity position.

We may suffer adverse consequences from changing interest rates.

Our borrowings and securitization arrangements are variable rate obligations that could expose us to interest rate risks. At November 30, 2007, we had approximately $504.6 million in such variable rate obligations. If interest rates increase, our interest expense would increase, which would negatively affect our net income. An increase in interest rates may increase our future borrowing costs and restrict our access to capital.

Additionally, market conditions could limit our availability of capital, which could cause increases in interest margin spreads over underlying indexes, effectively increasing the cost of our borrowing. While some of our credit facilities have contractually negotiated spreads, terms such as these are subject to ongoing negotiations.

We experienced theft of product from our warehouses and future thefts could harm our operating results.

From time to time we have experienced incidents of theft at various facilities. In fiscal 2005 we experienced theft as a result of break-in at one of our warehouses in which approximately $4.0 million of inventory was stolen. Based on our investigation, discussions with local law enforcement and meetings with federal authorities, we believe the thefts at our warehouses were part of an organized crime effort that targeted a number of technology equipment warehouses throughout the United States.

We filed a claim with our insurance providers for the amount of the losses, less a small deductible. We have received substantially all of the claimed amounts.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. Also, incidents of theft may re-occur for which we may not be fully insured.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions; including inventory management, order processing, shipping, shipment tracking, billing, contact center support and web hosting.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers, handling call volume or providing web hosting. Sales also may be affected if our reseller customers are unable to access our price and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers or reseller customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers or reseller customers from accessing information. Our contact call center is dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. The termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In fiscal 2007 and 2006, approximately 22% and 21%, respectively, of our total revenue was generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenue related to these purchases is transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi and Philippines Peso, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT service industry and their technological expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We operate in the highly competitive IT service industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Except for Robert Huang, our President and Chief Executive Officer, and James Estill, SYNNEX Canada's President and Chief Executive Officer, our employees and executives generally do not have employment agreements. Furthermore, we do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and assembly services customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have significant operations concentrated in Northern California, South Carolina, Ontario, Beijing, and the Philippines and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina, Ontario, Canada, Beijing, China and Manila, Cagayan De Oro and Davao Philippines. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our Philippines operation is at greater risk due to adverse weather conditions, such as typhoons. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

External factors such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks, in many parts of the world could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation, our ability to obtain adequate insurance at reasonable rates or require us to incur increased costs for security measures for our domestic and international operations. These uncertainties make it difficult for us and our customers to accurately plan future business activities. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Canada, China, Mexico, the Philippines and the United Kingdom. In fiscal 2007 and 2006, approximately 22% and 21%, respectively, of our total revenue was generated outside the United States. In fiscal 2007 and 2006, approximately 19% and 17%, respectively, of our total revenue was generated in Canada. No other country or region accounted for more than 10% of our total revenue. Our international operations are subject to risks, including:

- political or economic instability;
- changes in governmental regulation;
- changes in import/export duties;
- trade restrictions;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- difficulties in collecting of accounts receivable on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting accounts receivable generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such accounts receivable may be inadequate. In addition, our Mexico subsidiary has entered into a contract with a Mexico reseller customer, which involves extended payment terms and could expose us to additional collection risks. Further, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur similar additional expenses and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Our recent investments in contact center business could adversely affect our operating results as a result of operation execution risks related to managing and communicating with remote resources, technologies, customer satisfaction and employee turnover.

Our contact center business in the Philippines may be adversely impacted if we are unable to manage and communicate with these remote resources. Service quality may be placed at risk and our ability to optimize our resources may be more complicated if we are unable to manage our resources remotely. Contact centers use a wide variety of different technologies to allow them to manage a large volume of work. These technologies ensure that employees are kept productive. Any failure in technology may impact the business adversely. The success of our contact center primarily depends on performance of our employees and resulting customer satisfaction. Any increase in average waiting time or handling time or lack of promptness or technical expertise of our employees will impact directly on customer satisfaction. Any adverse customer satisfaction may impact the overall business. Generally, the employee turnover rate in the contact center business and the risk of losing experienced employees to competitors are high. Higher turnover rates increase recruiting and training costs and decrease operating efficiencies and productivity. If we are unable to successfully manage our contact centers, our results of operations could be adversely affected and we may not realize the benefits of our recent acquisitions.

Our recent investment in HiChina Web Solutions could be adversely affected by strong competition, loss of market share and pricing pressure in the market for domain name registration and web hosting services, which we expect will continue to intensify.

Our recent investment in HiChina Web Solutions could be adversely impacted due to the market for domain name and web hosting related internet services, which is intensely competitive and rapidly evolving as participants strive to retain their current customer base and attract new customers and improve their competitive position. We may face continued pricing pressure in order to remain competitive, which would adversely impact our revenues and profitability and result in a loss of market share. Further, we may lose market share if we are unable to keep pace with these evolving markets. While we anticipate that the number of new, renewed and transferred-in domain registrations will incrementally increase, volatility in the market could result in our customers turning to other registrars, thereby impairing growth in the number of domains under our management and our ability to sell multiple services to such customers.

Risks Related to Our Relationship with MiTAC International

As of November 30, 2007, our executive officers, directors and principal stockholders owned approximately 46% of our common stock and this concentration of ownership could allow them to control all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of November 30, 2007, our executive officers, directors and principal stockholders owned approximately 46% of our outstanding common stock. In particular, MiTAC International and its affiliates, owned approximately 44% of our common stock.

In addition, MiTAC International's interests and ours may increasingly conflict. For example, we rely on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. As a result of a decrease in their ownership in us, we may lose these services and relationships, which may lead to increased costs to replace the lost services and the loss of certain key customers. We cannot predict the likelihood that we may incur increased costs or lose customers if MiTAC International's ownership percentage of us decreases in the future.

We rely on MiTAC International for certain manufacturing and assembly services and the loss of these services would require us to seek alternate providers that may charge us more for their services.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract services customers, including Sun Microsystems, our primary contract assembly services customer, and our reliance on MiTAC International may increase in the future. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms on a project-by-project basis, based on manufacturing services rendered by MiTAC International or us. As MiTAC's ownership interest in us decreases, MiTAC's interest in the success of our business and operations may decrease as well. In the event MiTAC International no longer provides such services and components to us, we would need to find an alternative source for these services and components. We may be unable to obtain alternative services and components on similar terms, which may in turn increase our manufacturing costs. In addition, we may not find manufacturers with sufficient capacity, which may in turn lead to shortages in our product supplies. Increased costs and products shortages could harm our business and operating results.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We have a joint sales and marketing agreement with MiTAC International, pursuant to which both parties agree to use their commercially reasonable efforts to promote the other party's service offerings to their respective customers who are interested in such product offerings. To date, there has not been a significant amount of sales attributable to the joint marketing agreement. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms. These negotiations have been on a case-by-case basis. The agreement has an initial term of one year and automatically renews for subsequent one-year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice (a) of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent. In addition, we are party to a general agreement with MiTAC International and Sun Microsystems under which we work with MiTAC International to provide contract assembly services to Sun Microsystems.

Some of our customer relationships evolved from relationships between such customers and MiTAC International and the loss of such relationships could harm our business and operating results.

Our relationship with Sun Microsystems and some of our other customers evolved from relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with MiTAC International and us, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems' requirements. The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999 and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we will negotiate manufacturing and pricing terms, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. All of our contract assembly services to Sun Microsystems will be covered by this agreement. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. If we are unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems could suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

There could be potential conflicts of interest between us and affiliates of MiTAC International, which could impact our business and operating results.

MiTAC International's and its affiliates' continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau's positions as our Chairman, the Chairman of MiTAC International and as a director or officer of MiTAC International's affiliated companies. For fiscal 2007, Mr. Miau received a retainer of $225,000 from us and was granted a restricted stock award for two thousand shares of our common stock. Compensation payable to Mr. Miau was based upon approval of the Compensation Committee. For fiscal 2008, Mr. Miau will receive a retainer of $225,000 from us and a restricted stock grant of two thousand shares of our common stock. Mr. Miau's compensation is based upon the approval of the Nominating and Corporate Governance Committee which is composed of disinterested members of the Board. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee which is composed of disinterested members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly-traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Mitac Incorporated, a privately-held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.1% of Synnex Technology International and approximately 8.2% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.4% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.8% of Mitac Incorporated and Synnex Technology International directly and indirectly owns approximately 14.1% of Mitac Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 16.7% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Risks Related to Our Industry

Volatility in the IT industry could have a material adverse effect on our business and operating results.

The IT industry in which we operate has experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity may impact our revenue, as well as problems with the salability of inventory and collection of reseller customer accounts receivable.

While in the past we may have benefited from consolidation in our industry resulting from delays or reductions in IT spending in particular, and economic weakness in general, any such volatility in the IT industry could have an adverse effect on our business and operating results.

Our business may be adversely affected by some OEM suppliers' strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling a greater volume of products directly to end-users, thereby limiting our business opportunities. If large OEM suppliers continue the trend to sell directly to our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs are limiting the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

Currently, there is a trend towards reducing the number of authorized distributors used by OEM suppliers. As a smaller market participant in the IT product industries, than some of our competitors, we may be more susceptible to loss of business from further reductions of authorized distributors or contract assemblers by IT product OEMs. For example, the termination of our contract by HP with us would have a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution, business process and contract assembly services industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, and technological capabilities, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

In addition, in our contact center business, we also face competition from our customers. For example, some of our customers may have internal capability and resources to provide their own call center. Furthermore, pricing pressures and quality of services could impact our business adversely. Our ability to provide a high quality of service is dependent on our ability to retain and properly train our employees and to continue investing in our infrastructure, including IT and telecommunications systems.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations and New York Stock Exchange, or NYSE, rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and corporate governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our management's required assessment of our internal control over financial reporting and our independent registered public accounting firm's attestation of the effectiveness of internal control over financial reporting have required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended November 30, 2007, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Related to Our Common Stock

Our common stock has been subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

Share prices and trading volumes for many distribution and contract assembly services related companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease.

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our operating results.

Securities class action claims have been brought against companies in the past where volatility in the market price of that company's securities has taken place. This kind of litigation could be very costly and divert our management's attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

Anti-takeover provisions in our certificate of incorporation may make it more difficult for someone to acquire us in a hostile takeover.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting shares.

In addition, our certificate of incorporation contains certain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, which could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who covers us were to downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are subject to additional rules and regulations as a public company, which will increase our administration costs which, in turn, could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the NYSE has adopted revisions to its requirements for companies that are NYSE-listed. These rules and regulations have increased our legal and financial compliance costs, and made some activities more time consuming or costly. These rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee, and qualified executive officers.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive offices are located in Fremont, California. We operate more than 40 distribution, assembly and administrative facilities in six different countries. We lease each of these facilities, except a 62,500 square foot sales and marketing facility in Greenville, South Carolina, a 620,000 square foot distribution and administrative center in Guelph, Ontario, a 100,000 square foot distribution center in Markham, Ontario, Canada, a 40,435 square foot administrative facility in Beijing, China and a 124,400 square foot administrative and assembly facility in Telford, the United Kingdom, which we own. In the United States, we operate 20 principal facilities with a total area of approximately 1.6 million square feet of space. Leases for our current facilities expire between January 2008 and February 2014. Our principal distribution facilities are located in Keasbey, New Jersey, Memphis, Tennessee, Chicago, Illinois and Guelph, Ontario. We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs.

Item 3. *Legal Proceedings*

We are from time to time involved in legal proceedings, including the following:

In May 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against us and our Canadian subsidiary, SYNNEX Canada Limited. The suit claims that we have infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the two companies resulting from, among other things, our use of trademarks confusingly similar to the Seanix trademarks. The complaint seeks injunctive relief and monetary damages in an amount to be determined. Substantial discovery has taken place; however, no trial date has been set.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankruptcy estate's creditors. We are not aware of any currently pending preference actions.

From time to time, we are also involved in legal proceedings in the ordinary course of business.

We do not believe that these proceedings will have a material adverse effect on our results of operations, financial position or cash flows of our business.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of November 30, 2007:

Name	Age	Position
Robert Huang	62	President, Chief Executive Officer and Director
Peter Larocque	46	President, U.S. Distribution
Jim Estill	50	President and Chief Executive Officer, SYNNEX Canada Limited
Dennis Polk	41	Chief Operating Officer
Thomas Alsborg	45	Chief Financial Officer
Simon Leung	42	General Counsel and Corporate Secretary

Robert Huang founded our Company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our Company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Peter Larocque is our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution since June 2001, Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Jim Estill joined SYNNEX Canada Limited in September 2004 as President and Chief Executive Officer after the acquisition of EMJ Data Systems Limited by SYNNEX Canada. Mr. Estill founded EMJ in 1979 and was President and Chief Executive Officer of EMJ. Mr. Estill received a Bachelor of Science degree in Systems Design Engineering and a Professional Engineering degree from the University of Waterloo, Ontario.

Dennis Polk is our Chief Operating Officer and served in this capacity since July 2006 and previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University and is a Certified Public Accountant.

Thomas Alsborg is our Chief Financial Officer. He joined us in March 2007. Prior to SYNNEX, Mr. Alsborg was with Solectron Corporation where he served in various accounting and finance capacities over his ten-year tenure including Vice President and Chief Financial Officer of Solectron Global Services, Vice President of Finance and Vice President, Investor Relations. Prior to Solectron, Mr. Alsborg was with McDonald's Corporation and a CPA with Ernst & Young LLP. Mr. Alsborg received a Bachelor of Science degree in Accounting from the Oral Roberts University, a Master in Business Administration, Finance and International Business from Santa Clara University and is a Certified Public Accountant.

Simon Leung is our General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. From December 1999 to November 2000, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. From May 1995 to December 1999, Mr. Leung was an attorney at the former law firm of Fotenos & Suttle, P.C. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock, par value $0.001, is traded on the NYSE under the symbol "SNX." The following table sets forth the range of high and low sales prices for our common stock for each of the periods listed, as reported by the NYSE.

	Price Range of Common Stock	
	Low	**High**
Fiscal 2006		
First Quarter	$15.11	$19.09
Second Quarter	$16.90	$19.76
Third Quarter	$16.20	$23.00
Fourth Quarter	$20.94	$23.87
Fiscal 2007		
First Quarter	$18.83	$23.25
Second Quarter	$17.74	$22.25
Third Quarter	$19.44	$21.53
Fourth Quarter	$19.66	$23.00

As of February 1, 2008, our common stock was held by 514 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 25, 2003, compares our cumulative total shareowner return, the NYSE Composite Index and the Standard Industrial Classification, or SIC, Code Index (SIC Code 5045—Computer and Computer Peripheral Equipment and Software) for the period beginning November 25, 2003 through November 30, 2007. The closing price per share of our common stock was $20.66 on November 30, 2007. No cash dividends have been declared on our common stock since the initial public offering. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON CUMULATIVE TOTAL RETURN
AMONG SYNNEX CORPORATION,
NYSE MARKET INDEX AND SIC CODE INDEX
DOLLARS
175
150
125
100
75
50
11/25/03
11/30/03
11/30/04
11/30/05
11/30/06
11/30/07
SYNNEX CORPORATION
SIC CODE INDEX
NYSE MARKET INDEX

ASSUMES $100 INVESTED ON NOV 25, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOV 30, 2007

	Fiscal Years Ending					
	11/25/2003	11/28/2003	11/30/2004	11/30/2005	11/30/2006	11/30/2007
SYNNEX Corporation	100.00	100.35	150.70	110.21	159.93	145.49
Computers & Peripheral Equipment	100.00	100.00	121.62	112.58	129.92	119.18
NYSE Market Index	100.00	100.00	114.68	127.65	148.46	163.39

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this Report.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data are qualified by reference to, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report and the consolidated financial statements and related notes included in Item 8 of this Report. The selected consolidated statements of operations and cash flow data presented below for the fiscal years ended November 30, 2007, 2006 and 2005 and the consolidated balance sheet data as of November 30, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this Report. The consolidated statements of operations and other data for the fiscal years ended November 30, 2004 and 2003 and the consolidated balance sheet data as of November 30, 2005, 2004 and 2003 have been derived from our consolidated financial statements that are not included in this Report. The consolidated statements of operations data include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 and Note 5 to our consolidated financial statements included elsewhere in this Report for a discussion of factors, such as business combinations, that affect the comparability of the following selected consolidated financial data.

Form 10-K

	Fiscal Years Ended November 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Statements of Operations Data:					
Revenue	$ 7,004,120	$ 6,343,514	$ 5,640,769	$ 5,150,447	$ 3,944,886
Cost of revenue	(6,648,738)	(6,058,155)	(5,402,211)	(4,935,075)	(3,766,518)
Gross profit	355,382	285,359	238,558	215,372	178,368
Selling, general and administrative expenses	(243,235)	(189,117)	(159,621)	(137,712)	(121,352)
Income from continuing operations before non-operating items and income taxes	112,147	96,242	78,937	77,660	57,016
Interest expense and finance charges, net	(14,874)	(16,659)	(17,036)	(7,959)	(7,007)
Other income (expense), net	1,393	570	1,559	(900)	(3,478)
Income from operations before income taxes and minority interest	98,666	80,153	63,460	68,801	46,531
Provision for income taxes	(35,167)	(28,320)	(23,912)	(23,091)	(17,090)
Minority interest in a subsidiary	(372)	(448)	58	376	267
Income from continuing operations	63,127	51,385	39,606	46,086	29,708
Income from discontinued operations, net of tax	—	—	511	479	288
Gain on sale of discontinued operations, net of tax	—	—	12,708	—	—
Net income	$ 63,127	$ 51,385	$ 52,825	$ 46,565	$ 29,996
Net income per common share, basic:					
Income from continuing operations	$ 2.04	$ 1.73	$ 1.39	$ 1.73	$ 1.34
Discontinued operations	—	—	0.46	0.01	0.02
Net income per common share, basic:	$ 2.04	$ 1.73	$ 1.85	$ 1.74	$ 1.36
Net income per common share, diluted:					
Income from continuing operations	$ 1.93	$ 1.61	$ 1.27	$ 1.53	$ 1.21
Discontinued operations	—	—	0.43	0.02	0.01
Net income per common share, diluted:	$ 1.93	$ 1.61	$ 1.70	$ 1.55	$ 1.22

	November 30,				
	2007	2006	2005	2004	2003
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 42,875	$ 27,881	$ 13,636	$ 28,726	$ 22,079
Working capital	419,708	416,865	350,529	316,935	217,397
Total assets	1,887,103	1,382,734	1,082,488	999,697	789,928
Current borrowings under term loans and lines of credit	351,142	50,834	28,548	74,996	69,464
Long-term borrowings	37,537	47,967	1,153	13,074	8,134
Total stockholder's equity	604,554	511,546	437,225	369,656	252,814

	Fiscal Years Ended November 30,				
	2007	2006	2005	2004	2003
	(in thousands)				
Other Data:					
Depreciation and amortization	$ 15,765	$ 9,781	$ 8,778	$ 7,845	$ 7,412

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our services, economic and industry trends, thefts at our warehouses, gross margin, selling, general and administrative expense, our estimates regarding our capital requirements and our needs for additional financing, concentration of products and customers, expenses related to the expansion of our operations, our strategic acquisitions of businesses and assets, effect of future expansion on our operations, critical accounting policy effects, impact of new accounting pronouncements, use of our working capital, and statements regarding our securitization program and sources of revenue. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, the concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry and fluctuations in general economic condition and the risks set forth above under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a Fortune 500 Corporation and a leading business process services company, serving resellers and original equipment manufacturers, or OEMs, in multiple regions around the world. We provide services in IT distribution, supply chain management, contract assembly and business process outsourcing, or BPO. Our BPO services solutions include: demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We bring synergy to our customers' business process services requirements. By bringing supply chain management, contract assembly and distribution expertise together under one service provider, the result is high quality products built at a lower cost with industry-leading components and delivered on time. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We combine our core strengths in demand generation, IT distribution, supply chain management, and contract assembly to provide our customers greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute approximately 15,000 (as measured by active SKUs) technology products from more than 100 IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. We employ over 6,000 employees worldwide and operate in the United States, Canada, China, Mexico, the Philippines and the United Kingdom. From a geographic perspective, approximately 97% of our total revenue was from North America for the fiscal year ended November 30, 2007.

We purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as HP, Panasonic, IBM, Intel and Lenovo and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value-added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Our largest OEM supplier, HP, accounted for approximately 28% of our total revenue for the fiscal year ended November 30, 2007.

The IT distribution and contract assembly industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. As well, the market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide.

Our revenue is highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software, networking equipment, assembly services and business process outsourcing services, or BPO. We recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. We review and adjust these provisions periodically. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We provide our BPO services to our customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. Our agreements are usually short-term, subject to earlier termination by our customers or us for any reason, typically with 30 to 90 days notice.

None of our customers accounted for more than 10% of our total revenue in fiscal 2007, 2006 or 2005. Approximately 28%, 25%, and 28% of our total revenue in fiscal 2007, 2006 and 2005, respectively, was derived from the sale of HP products.

The market for IT products is generally characterized by declining unit prices and short product life cycles. Our overall business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product and service we provide to our customers. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

A significant portion of our cost of revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of product distribution revenue also consists of provisions for inventory losses and write-downs, and freight expenses associated with the receipt in and shipment out of our inventory. In addition, cost of revenue includes the cost of materials, labor and overhead for our contract assembly and BPO services.

Margins

The IT product industry in which we operate is characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated between 4.2% and 5.1% annually over the past three years due to changes in the mix of products and services we offer, customers we sell to, competition, seasonality, replacing less profitable business with investments in higher margin, more profitable lines such as supplies, technology solutions and consumer electronics and the general economic environment. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin has also fluctuated between 1.4% and 1.6% annually over the past three years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution and contract assembly revenue and the timing of our acquisitions and investments.

Recent Acquisitions and Divestitures

We seek to augment our services offering growth with strategic acquisitions of businesses and assets that complement and expand our business process capabilities. We also divest businesses that we deem not strategic to our ongoing operations. Our historical acquisitions have brought us new reseller customers and OEM suppliers, extended the geographic reach of our operations, particularly in international markets, and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our consolidated financial statements from the closing date of the acquisition.

During the fiscal year ended November 30, 2007, we completed the following acquisitions:

On February 20, 2007, we acquired all of the outstanding capital stock of Link2Support, Inc. based in Manila, Philippines for approximately $25.0 million in cash. The acquisition agreement allows for an earnout payment of an additional $5.0 million to be paid if certain milestones are met in the first year after the acquisition. As of November 30, 2007, the conditions for the earn-out have not been met. Link2Support is a technical support and contact center that delivers voice, e-mail and technical chat support as well as other value-added services. The Link2Support acquisition is consistent with our strategy to broaden our business process service offerings and increases our contact center expertise. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $7.9 million, intangible assets was $3.1 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $14.0 million has been recognized as goodwill.

On February 27, 2007, we acquired the assets of PC Wholesale, a division of Insight Direct USA, Inc., a wholly-owned subsidiary of Insight Enterprises, Inc. We paid a purchase price of $28.9 million in cash. PC Wholesale is an IT distributor with special focus on end-of-life and refurbished equipment that is complementary to our core distribution business. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $18.9 million, intangible assets was $2.9 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $7.1 million has been recognized as goodwill.

On April 5, 2007, we purchased approximately 86% of the equity interest in China Civilink (Cayman) for $30.0 million in cash. The acquisition agreement provides for a payment of up to $2.0 million to the then selling shareholders, if certain milestones are met at December 31, 2007. We are in the process of evaluating whether the milestones were achieved. China Civilink (Cayman) operates in China as HiChina Web Solutions. HiChina Web Solutions, which is based in Beijing, China, provides internet services such as domain name registration and web hosting. The acquisition of HiChina Web Solutions further supports our strategy to grow our business process service offerings by providing access to an established customer base in China. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $5.2 million, intangible assets was $3.0 million, and the remainder of the purchase price over the fair value of identifiable assets acquired of $21.8 million has been recognized as goodwill.

On May 1, 2007, our Canadian subsidiary, SYNNEX Canada Limited, or SYNNEX Canada, acquired substantially all of the assets of the Redmond Group of Companies, or RGC, including AVS Technologies, an independent distributor of consumer electronics. Total consideration for the purchased assets, net of assumed debt of $11.9 million, was approximately $29.3 million in cash and transaction cost of $0.2 million. Of this amount, approximately $3.1 million is payable subject to confirmation of net tangible assets acquired, primarily related to accounts receivable and inventory. The acquisition agreement allows for an additional $0.4 million to be paid if certain milestones are met in the first 13 months following the closing date. The acquisition of RGC further supports SYNNEX Canada's expansion in its consumer electronics distribution. The RGC business has been fully integrated within SYNNEX Canada. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net assets acquired was $11.9 million and the remainder of the purchase price over the fair value of identifiable assets acquired of $17.4 million has been recognized as goodwill. At the time of the acquisition of RGC, we determined that this was not a significant acquisition. However, upon further review, we determined that it was a significant acquisition, and accordingly, a Form 8-K reporting for the RGC acquisition was filed.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of RGC had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustment for additional finance charges related to the financing of the purchase consideration of the acquisition. The pro forma results may not reflect the future performance as we are integrating the business with our current operations.

	Pro forma Basis for Fiscal Year Ended	
	November 30, 2007	November 30, 2006
	(in thousands)	
Revenue	$7,050,925	$6,592,621
Net Income (1)	$ 59,091	$ 29,382
Earnings Per Share:		
Basic	$ 1.91	$ 0.99
Diluted	$ 1.81	$ 0.92

(1) Net income for the fiscal year ended November 30, 2006 includes an impairment loss on goodwill and intangible assets of $16.5 million prior to our acquisition of RGC.

The above acquisitions, excluding RGC individually and in the aggregate did not meet the conditions of a material business combination and they were not subject to the disclosure requirements of SFAS No. 141, "Business Combinations." The consolidated financial statements include the operating results of each business from the date of acquisition. The allocation of purchase price in the above acquisitions is preliminary and the estimates and assumptions used are subject to change. We are continuing to evaluate the allocation of purchase price to net tangible and identifiable intangible assets and do not expect the final allocation of purchase price to have a material impact on the Company's financial position, results of operations, or cash flows.

Building Acquisition

On March 9, 2007, SYNNEX Canada completed the purchase of a new logistics facility in Guelph, Canada. The facility is six hundred and twenty thousand square feet. The total purchase price for this facility was approximately $12.5 million. As of fiscal year end, SYNNEX Canada has substantially completed its plan for consolidating multiple existing Ontario area facilities in Canada into this facility.

During the fiscal year ended November 30, 2006, we completed the following acquisitions:

On April 28, 2006, we acquired the assets of the Telpar distribution segment of Peak Technologies, Inc., or Telpar, for approximately $3.3 million. Telpar sold auto-ID, data capture and point of sales products and services. The Telpar business has been fully integrated within our distribution business. The aggregate purchase price was allocated to tangible assets acquired and liabilities assumed based on estimates of fair value.

On June 9, 2006, we acquired substantially all of the assets of Azerty United Canada ink, a toner distribution business of United Stationers Supply Company, or Azerty, for approximately $14.3 million. The Azerty acquisition strengthens our position in printer supplies distribution in Canada. The Azerty business has been fully integrated within our Canadian operations. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The excess of the purchase price over the fair value of identifiable net assets acquired of $1.3 million has been recognized as goodwill and $114,000 has been recognized as intangible assets.

On September 14, 2006, our wholly owned subsidiary, BSA Sales, LLC, or BSA Sales, acquired all of the outstanding capital stock of Concentrix Corporation or Concentrix based in Rochester, New York for approximately $8.0 million. Concentrix is an integrated marketing company that provides call center, database analysis, and print on demand services to customers in the transportation, publishing, banking, healthcare and technology industries. Concentrix's business strategy complements and expands our resources and capabilities of our demand generation business. The acquisition agreement allowed for an earn out payment of $2.5 million to be paid if certain milestones were met in the first 120 days after the acquisition. The defined milestones were not achieved and no earn out payment was paid on this transaction. We have accounted for the acquisition of capital stock as a purchase and accordingly the excess of the purchase price over the fair value of identifiable net assets acquired of $4.2 million has been recognized as goodwill and $3.8 million has been recognized as intangible assets. The valuation of the identifiable intangible assets acquired was based on management's estimates using a valuation report prepared by an independent third party. The Concentrix and BSA Sales operations have been merged under the name of Concentrix Corporation effective December 1, 2006.

Restructuring Charges

In fiscal 2005, we announced a restructuring program, which impacted approximately 35 employees across multiple business functions in SYNNEX Canada and closed its facilities in Richmond, British Columbia, Calgary, Alberta and Saint-Laurent, Quebec. All terminations were completed by May 31, 2005. In fiscal 2005, we closed the facility in Markham, Ontario. This restructuring resulted in a total expense of $2.5 million, which consisted of employee termination benefits of $0.7 million, estimated facilities exit expenses of $1.7 million and other expenses in the amount of $0.1 million. All charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

In fiscal 2007, in connection with the acquisition of RGC we announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, are intended to align our capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to our customers. During fiscal 2007 we accrued $2.4 million in restructuring costs against goodwill related to the RGC acquisition in Canada under Emerging Issues Task Force 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." These charges are primarily associated with facilities consolidation of $1.1 million, workforce reductions of $0.7 million and contract termination costs of $0.6 million. These items are subject to change based on the actual costs incurred. Changes to these estimates could increase or decrease the amount of the purchase price allocated to goodwill.

In fiscal 2007, we recorded $2.7 million for the restructuring, impairment and consolidation of our Canadian operations as a result of the acquisition of RGC and the purchase of our logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1.1 million for facilities consolidation, $0.5 million for workforce reductions, and $0.3 million for other costs. All charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The majority of all non-continuing employees' terminations were completed by the end of November 30, 2007.

In conjunction with the above restructuring, we recorded an impairment loss of $0.8 million for a property located in Ontario, Canada which is held for sale based on the fair value less costs to sell in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The net book value of the property was $2.1 million at November 30, 2007.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for IT products. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT distribution industry and increased price based competition. The BPO industry is extremely competitive. The customers' performance measures are based on competitive pricing terms and quality of services. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These patterns may not be repeated in subsequent periods.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on unpaid amounts. Interest expense on the deferred amounts is classified in "Interest expense and finance charges, net" on our consolidated statement of operations. The plan allows for the participants to direct investments of deferred amounts in equity securities and other investments. The equity securities are classified as trading securities. The gains (losses) on the deferred compensation equity securities are recorded in "Other income (expense), net" and an equal amount is charged (or credited if losses) to "Selling, general and administrative expenses" relating to compensation amounts which are payable to the plan participants. Deferred compensation expense was $0.4 million, $1.1 million and $1.6 million in fiscal 2007, 2006 and 2005, respectively.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, goodwill and intangible assets, share-based compensation, income taxes, and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition. We recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by us. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We purchase licensed software products from original OEM vendors and distribute them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, we generally have no obligation to provide any modification, customization, upgrades, enhancements, or any other post-contract customer support.

Our Mexico operation entered into a multi-year contract to sell equipment to a contractor that provides equipment and services to the Mexican government. Under the agreement, the Mexican government makes payments into our account. The payments on this contract by the Mexican government are generally due on a monthly basis and are contingent upon the contractor continuing to provide services to the government. We recognize product revenue and cost of revenue on a straight-line basis over the term of the contract.

We provide our BPO services to clients under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. Revenue is generally recognized over the terms and duration of the contract if the service has already been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Allowance for Doubtful Accounts. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make payments for outstanding balances. In estimating the required allowance, we take into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. We also evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and value and adequacy of collateral received from customers.

OEM Supplier Programs. We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expense. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, OEM suppliers may change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers' inability to pay, or rejections of such claims by OEM suppliers.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill, Intangible Assets and Other Long-Lived Assets. We assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. We also assess potential impairment of our goodwill, intangible assets and other long-lived assets on an annual basis. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

Income Taxes. As part of the process of preparing our consolidated financial statements, we have to estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes, as well as estimating foreign tax credits. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Form 10-K

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

	Fiscal Years Ended November 30,		
	2007	2006	2005
Statements of Operations Data:			
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(94.93)	(95.50)	(95.77)
Gross profit	5.07	4.50	4.23
Selling, general and administrative expenses	(3.47)	(2.98)	(2.83)
Income from continuing operations before non-operating items and income taxes	1.60	1.52	1.40
Interest expense and finance charges, net	(0.21)	(0.26)	(0.30)
Other income, net	0.02	0.01	0.03
Income from operations before income taxes and minority interest	1.41	1.27	1.13
Provision for income taxes	(0.50)	(0.45)	(0.43)
Minority interest in a subsidiary	(0.01)	(0.01)	—
Income from continuing operations	0.90	0.81	0.70
Income from discontinued operations, net of tax	—	—	0.01
Gain on sale of discontinued operations, net of tax	—	—	0.23
Net income	0.90%	0.81%	0.94%

Fiscal Years Ended November 30, 2007, 2006 and 2005

Revenue.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Revenue	$7,004,120	$6,343,514	$5,640,769	10.4%	12.5%

The increase in our revenue year over year was primarily attributable to continued growth in our business in the United States and Canada, overall increased demand for our products and services, increased selling and marketing efforts and the contribution from our acquisitions made during fiscal years 2007 and 2006.

The fiscal 2006 increase in revenue from fiscal 2005 is due to our focus on our enterprise solutions and consumer electronics divisions, partially offset by a decline in revenue from our contract assembly services.

These increases were somewhat mitigated by continued significant competition in the IT distribution marketplace, vendor direct sales models, and our desire to focus on operating income growth before revenue growth.

Gross Profit.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Gross profit	$355,382	$285,359	$238,558	24.5%	19.6%
Percentage of revenue	5.07%	4.50%	4.23%	12.7%	6.4%

Our gross profit is affected by a variety of factors, including competition, the mix and average selling prices of products and services we sell, the mix of customers to whom we sell, our sources of revenue by division, rebate and discount programs from our suppliers, freight costs, reserves for inventory losses, fluctuations in revenue and overhead costs of our contract assembly and BPO services.

The increase in gross profit as a percentage of revenue in fiscal 2007 over fiscal 2006 and 2005, respectively, was mainly due to the continued focus on improving all aspects of gross profit within our business, customer and product mix, gross margin contributions from our acquisitions over the past year, and our increased value-added service offerings.

Selling, General and Administrative Expenses.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Selling, general and administrative expenses	$243,235	$189,117	$159,621	28.6%	18.5%
Percentage of revenue	3.47%	2.98%	2.83%	16.4%	5.3%

Our selling, general and administrative expenses consist primarily of salaries, commissions, bonuses, and related expenses for personnel engaged in sales, product marketing, business process services operations and administration. Selling, general and administrative expenses also include share-based compensation expense, deferred compensation expense or income, temporary personnel fees, costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment, bad debt expense, amortization expense on our intangible assets and marketing expenses, offset by reimbursements from OEM suppliers.

Selling, general and administrative expenses increased in fiscal 2007, both on a dollar basis as well as percentage of revenue due to additional expense incurred from our recent acquisitions, the costs to integrate these acquisitions into our business, the duplicative costs of operating multiple overlapping facilities in Canada during consolidation of these facilities, restructuring charges of $2.7 million in connection with the acquisition of RGC and increased share-based compensation expenses.

Selling, general and administrative expenses increased in fiscal 2006 from the prior year both on a dollar basis as well as percentage of revenue, primarily as a result of incremental expenses associated with our increased revenue, an increase in headcount for new and existing business initiatives, share-based compensation expense and additional expenses associated with our acquisitions and integration of Telpar, Azerty and Concentrix. These increases were partially offset by a $2.5 million restructuring charge that was incurred in fiscal 2005.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Minority Interest.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Income from continuing operations before non-operating items and income taxes	$112,147	$96,242	$78,937	16.5%	21.9%
Percentage of revenue	1.60%	1.52%	1.40%	5.54%	8.42%

Our income from operations before non operating items, income taxes and minority interest as a percentage of revenue increased to 1.60% in fiscal 2007 from 1.52% and 1.40% in fiscal 2006 and 2005, respectively, primarily due to the increase in revenue as well as the increase in gross margin slightly offset by increases in selling, general and administrative expenses.

Interest Expense and Finance Charges, Net.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Interest expense and finance charges, net	$14,874	$16,659	$17,036	(10.7)%	(2.2)%

Amounts recorded in interest expense and finance charges, net, are primarily due to interest expense paid on our lines of credit, other debt, fees associated with third party accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility, offset by income earned on our excess cash investments and financing income from our Mexico operation.

The decrease in interest expense and finance charges, net, in fiscal 2007 from fiscal 2006 and 2005, was due to long-term project business we engaged in with one of our customers in Mexico. The primary return from this business is interest income resulting from long-term financing of computer hardware sold to our customer and is reflected in our net financing cost for the year. This income amount was partially offset by an increase in finance charges and interest expenses due to an overall higher interest rate environment, higher borrowings due to increased business and increased long-term debt due to the long-term project in Mexico.

Other Income, Net.

	Year Ended November 30,			Percent Change	
	2007	2006	2005	2007 to 2006	2006 to 2005
	(in thousands)	(in thousands)	(in thousands)		
Other income, net	$1,393	$570	$1,559	144.4%	(63.4)%

Amounts recorded in other income, net, include foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses.

The increase in other income, net in fiscal 2007 from fiscal 2006 is due to net foreign exchange gains of $0.5 million in 2007 compared to a $0.4 million loss in 2006.

The decrease in other income, net, in fiscal 2006 as compared to fiscal 2005, was primarily due to a decrease in marketable securities income of $0.5 million and foreign exchange loss of $0.4 million.

Provision for Income Taxes.

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions.

Our effective tax rate was 35.6% in fiscal 2007 as compared with an effective tax rate of 35.3% in fiscal 2006. The effective tax rate in fiscal 2007 was slightly higher than in fiscal 2006, primarily due to usage of all net operating loss carry forwards at our Mexico operation and profit mix from various geographies offset by a $1.1 million one time tax credit resulting from conclusion of a Canadian tax audit.

Our effective tax rate was 35.3% in fiscal 2006 as compared with effective tax rate of 37.7% in fiscal 2005. The effective tax rate in fiscal 2006 was lower than fiscal 2005, primarily due to higher profit in lower tax jurisdictions and the utilization of previously unrecognized net operating loss carry forwards at our Mexico operation due to its profitability in fiscal 2006.

Minority Interest.

On April 5, 2007, we acquired a controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions. Minority interest is the portion of earnings from operations from HiChina Web Solutions, attributable to others.

Minority interest in fiscal 2006 and 2005, respectively, was the portion of earnings from operations from our subsidiary in Mexico attributable to others. In November 2006, we purchased the remaining interest in our Mexico operation from our minority shareholders.

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale of our accounts receivable under our securitization programs for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, bank credit lines and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales, and for acquisitions.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in personnel, facilities and operations, which may be more costly than similar investments in current operations. As a result of these investments, we may experience an increase in cost of sales and operating expenses that is disproportionate to revenue from those operations. These investments or acquisitions would likely be funded primarily by incurring additional debt or issuing common stock.

Net cash used in operating activities was $152.7 million in fiscal 2007. Cash used in operating activities in fiscal 2007 was primarily attributable to the net increase in accounts receivable of $321.9 million, a decrease in deferred liabilities of $29.6 million and an decrease in payable to affiliates of $22.5 million offset by an increase in accounts payables of $71.4 million, a decrease in other assets of $38.3 million, depreciation and amortization of $15.8 million, and net income of $63.1 million.

The increase in accounts receivable of $321.9 million is primarily due to a change in terms in our U.S. securitization arrangement during the first quarter of fiscal 2007 which resulted in accounts receivable transacted in our U.S. securitization arrangement being classified as on-balance sheet transactions versus the prior quarter when they were classified as off-balance sheet.

Form 10-K

Net cash used in operating activities was $5.9 million in fiscal 2006. Cash used in operating activities in fiscal 2006 was primarily attributable to the net increase in other assets of $150.9 million, increase in inventories of $92.4 million offset by increase in deferred liabilities of $118.9 million, net income of $51.4 million, depreciation and amortization of $9.8 million, share-based compensation of $3.7 million and excess tax benefits from stock options of $0.9 million. The increase in deferred liabilities and assets was a result of our multi year contract from our Mexico contract from our Mexico operation.

Prior to adopting SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as cash flows from operating activities in the consolidated statement of cash flows. SFAS No. 123(R), requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. As a result of adopting SFAS No. 123(R), $2.1 million and $6.0 million of excess of tax benefits for the years ended November 30, 2007 and 2006, respectively, have been reported as a cash inflow from financing activities.

Net cash provided by operating activities was $11.2 million in fiscal 2005. Cash provided by operating activities in fiscal 2005 was primarily attributable to net income of $52.8 million and depreciation and amortization of $8.8 million, increases in accounts payable and payables to affiliates of $69.0 million offset by increase in inventories of $102.0 million.

The classification of the cash flows for the purchase and proceeds from the sale of short-term investments deemed as trading securities has been corrected to present the cash flows as operating activity versus investing activity for the fiscal years ended November 30, 2006 and 2005, respectively. A total of $15.3 million for purchases of trading securities and $28.4 million from the sale of trading securities were shown as cash flows from investing activity for the fiscal year ended November 30, 2006. A total of $1.9 million for purchases of trading securities and $5.8 million from the sale of trading securities were shown as cash flows from investing activity for the fiscal year ended November 30, 2005. We have concluded that the correction was not material to the financial statements in prior periods and to the interim financial statements based on SEC Staff Accounting Bulletin: No. 99-Materiality.

Net cash used in investing activities was $136.6 million in fiscal 2007, $37.4 million in fiscal 2006 and $11.6 million in fiscal 2005. Cash used in investing activities in fiscal 2007 was primarily due to the acquisition of Link2Support, PC Wholesale, HiChina Web Solutions and RGC for $106.8 million in total, capital expenditures of $22.8 million and increase in restricted cash of $4.1 million. Cash used in investing activities in fiscal 2006 was primarily for the acquisition of Azerty, Telpar and Concentrix for $21.3 million in total, capital expenditures of $7.9 million and increase in restricted cash of $8.1 million. The use of cash in fiscal 2005 was primarily the result of a $3.0 million investment in Microland, the final payments for the acquisitions of EMJ and BSA Sales, Inc. of $4.8 million and capital expenditures of $5.9 million, partially offset by a decrease in restricted cash of $2.0 million.

Net cash provided by financing activities was $309.3 million in fiscal 2007, and was primarily related to net proceeds from securitization arrangements, bank loans and our revolving line of credit of $286.1 million, bank overdraft of $14.7 million and proceeds from issuance of common stock of $6.3 million. Net cash provided by financing activities was $58.6 million in fiscal 2006 and was a result of net proceeds from bank loans and lines of credit of $61.7 million, primarily associated with borrowings for our Mexico operation, proceeds from issuances of common stock of $11.2 million and a tax benefit of $6.0 million due to the adoption of SFAS No. 123(R), offset by a cash overdraft of $20.3 million. Net cash used in financing activities of $13.6 million in fiscal 2005 was primarily due to the net repayment of borrowings under our credit facilities of $43.6 million, offset by cash overdraft of $22.1 million and proceeds from issuance of common stock of $9.0 million.

Capital Resources

Our cash and cash equivalents totaled $42.9 million and $27.9 million at November 30, 2007 and 2006, respectively. We will have sufficient resources to meet our present and future working capital requirements for the next twelve months, based on our financial strength and performance, existing sources of liquidity, available cash resources and funds available under our various borrowing arrangements.

Off Balance Sheet Arrangements

We have a one-year revolving accounts receivable securitization program in Canada through SYNNEX Canada, or Canadian Arrangement, which provides for the sale of U.S. and Canadian trade accounts receivable or Canadian Receivables to a financial institution. SYNNEX Canada amended its one-year revolving Canadian Arrangement on April 30, 2007, to increase its availability to sell a maximum of C$125.0 million of Canadian Receivables from the previous level of C$100.0 million. In connection with the Canadian Arrangement, SYNNEX Canada sells its Canadian Receivables to the financial institution on a fully-serviced basis. The effective discount rate of the Canadian Arrangement is the prevailing Bankers' Acceptance rate of return or prime rate in Canada plus 0.45% per annum. To the extent that cash was received in exchange, the amount of Canadian Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In connection with this Canadian Arrangement, we issued a guarantee of SYNNEX Canada's performance under the Canadian Arrangement. The amount of our accounts receivable sold to and held by the financial institutions under our Canadian Arrangement totaled $115.9 million and $70.8 million as of November 30, 2007 and 2006, respectively.

We have also issued guarantees to certain vendors and lenders of our subsidiaries for an aggregate amount of $206.1 million as of November 30, 2007 and $148.1 million as of November 30, 2006. We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

On Balance Sheet Arrangements

We primarily finance our U.S. operations with an accounts receivable securitization program or the U.S. Arrangement. We amended our original U.S. Arrangement on February 12, 2007, to increase our ability to sell up to a maximum of $350.0 million in U.S. trade account receivables, or U.S. Receivables, from the previous level of $275.0 million, based upon eligible trade receivables. We extended the maturity date of the U.S. Arrangement from August 2008 to February 2011. The effective borrowing cost under the U.S. Arrangement is a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. Prior to amending the U.S. Arrangement in February 2007, we recorded the previous U.S. Arrangement as an off-balance sheet transaction because we funded our advances by selling undivided ownership interests in the accounts receivable. The amended U.S. Arrangement requires us to account for this transaction as an on-balance sheet transaction because we fund our borrowings by pledging all of our rights, title and interest in and to the U.S. Receivables as security. The balance outstanding and pledged on the U.S. Arrangement as of November 30, 2007 was $299.9 million.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third-party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We amended our senior secured revolving line of credit arrangement, or the Revolver, with a group of financial institutions, in February 2007. The Revolver is secured by our inventory and other assets and expires in 2011. The Revolver's maximum commitment was amended from $45.0 million to $100.0 million. Interest on borrowings under the Revolver is based on the financial institution's prime rate or LIBOR plus 1.50% at our option. The borrowings outstanding under the Revolver were $10.9 million at November 30, 2007 and $27.1 million at November 30, 2006.

SYNNEX Canada amended its established revolving line of credit arrangement on April 30, 2007 to increase its credit limit from C$20.0 million to C$30.0 million. The revolving credit facility expires in January 2010. Interest on this facility is based on the Canadian adjusted prime rate. The balance outstanding as of November 30, 2007 was $17.5 million and as of November 30, 2006, there was no balance outstanding. In connection with this revolving credit facility, we issued a guarantee of SYNNEX Canada's obligations.

SYNNEX Canada obtained a credit facility with HSBC Bank Canada to allow us to issue documentary letters of credit up to a maximum of C$30.0 million for validity up to 180 days on September 6, 2007. The letters of credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility can be used for the issuance of a letter of guarantee up to a maximum amount of C$2.0 million available in Canadian and U.S. dollars for a maximum of two business days to repay draws under letter of credits or letter of guarantee.

Our Mexico subsidiary, SYNNEX Mexico S.A. de C.V., or SYNNEX Mexico, established a secured term loan agreement, or Term Loan, with a group of financial institutions in May 2006. The interest rate for any unpaid principal amount is the Equilibrium Interbank Interest Rate, plus 2.00% per annum. The final maturity date for repayment of all unpaid principal is November 24, 2009. The amounts outstanding, under the Term Loan as of November 30, 2007 and 2006 were $47.9 million and $70.4 million, respectively. The Term Loan contains customary financial covenants. In connection with this Term Loan, we issued a guarantee of SYNNEX Mexico's obligations.

We have other lines of credit and revolving facilities with financial institutions, which provide for borrowing capacity aggregating approximately $13.4 million and $10.8 million at November 30, 2007 and 2006, respectively. At November 30, 2007 and 2006, we had borrowings of $0.2 million and $0.1 million, respectively, outstanding under these facilities. We also have various term loans, short-term borrowings and mortgages with financial institutions totaling approximately $12.4 million and $1.2 million at November 30, 2007 and 2006, respectively. The expiration dates of these facilities range from 2008 to 2017. Future principal payments due under these term loans and mortgages, and payments due under our operating lease arrangements after November 30, 2007 are as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
Contractual Obligations					
Principal debt payments	$388,679	$351,142	$27,604	$ 1,335	$ 8,598
Interest on debt	8,915	3,995	2,300	989	1,631
Non-cancelable operating leases	82,089	15,634	29,576	27,672	9,207
Total	$479,683	$370,771	$59,480	$29,996	$19,436

We are in compliance with all material covenants or other requirements set forth in our accounts receivable financing programs related to the U.S. and Canadian Arrangements discussed above.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006 and will be applicable to us in the first quarter of fiscal 2008. We are currently evaluating the effect of FIN 48 on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies' measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal 2008. We are currently evaluating the effect of SFAS No. 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115," which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective in the first quarter of fiscal 2008. We are currently evaluating whether we will elect to adopt SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2010. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51," or SFAS 160. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal 2010. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are the British pound, Canadian dollar, Philippine peso and Mexican peso. These instruments are generally short-term in nature, with typical maturities of less than one year. We do not hold or issue derivative financial instruments for trading purposes.

The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at November 30, 2007 and 2006 that are sensitive to the changes in foreign currency exchange rates. The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands). Although we do not apply hedge accounting to our forward contracts, our foreign exchange contracts are marked-to-market and any material gains and losses on our hedge contracts resulting from a hypothetical, instantaneous change in the strength of the U.S. dollar would be significantly offset by mark-to-market gains and losses on the corresponding assets and liabilities being hedged.

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Gain (Loss) Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent		
	15%	10%	5%		5%	10%	15%
Forward contracts at November 30, 2007	$(12,992)	$(8,185)	$(3,880)	$2,330	$3,519	$6,728	$9,670
Forward contracts at November 30, 2006	$ (6,369)	$(4,003)	$(1,892)	$ 363	$1,706	$3,250	$4,654

Interest Rate Risk

During the last two years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

A 150 basis points increase or decrease in rates at November 30, 2007 would not result in any material change in the fair value of our obligation. The following tables present the hypothetical interest expense related to our outstanding borrowings for the years ended November 30, 2007 and 2006 that are sensitive to changes in interest rates. The modeling technique used measures the interest expense arising from hypothetical parallel shifts in the respective countries' yield curves, of plus or minus 5%, 10% and 15% for the years ended November 30, 2007 and 2006 (in thousands).

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX U.S.	$14,892	$15,768	$16,644	$17,520	$18,396	$19,272	$20,148
SYNNEX Mexico	3,798	4,021	4,245	4,468	4,692	4,915	5,138
SYNNEX Canada	933	988	1,043	1,098	1,153	1,207	1,262
SYNNEX UK	9	10	10	11	11	12	12
Total for the year ended November 30, 2007	$19,632	$20,787	$21,942	$23,097	$24,252	$25,406	$26,560

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX U.S	$3,554	$3,763	$ 3,972	$ 4,181	$ 4,390	$ 4,599	$ 4,808
SYNNEX Mexico	5,588	5,917	6,245	6,574	6,903	7,231	7,560
SYNNEX Canada	75	79	84	88	93	97	101
SYNNEX UK	5	5	5	5	6	6	6
Total for the year ended November 30, 2006	$9,222	$9,764	$10,306	$10,848	$11,392	$11,933	$12,475

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2007 and 2006 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

During the second quarter of fiscal 2005, we sold approximately 93% of the equity we held in our subsidiary, SYNNEX K.K. to MCJ, in exchange for 25,809 shares of MCJ. Our remaining equity interest in SYNNEX K.K. is accounted for under the cost method, as we do not have significant influence over either MCJ or SYNNEX K.K. In order to reduce the risk of holding the MCJ shares, we entered into forward contracts to sell MCJ shares for fixed prices in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by us and these contracts had a value of $22,609. As of November 30, 2006, there were no outstanding forward contracts.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of SYNNEX Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2007 and November 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, effective December 1, 2005 the Company changed its method of accounting for share-based payments.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Link2Support, Inc. and China Civilink (Cayman) from its assessment of internal control over financial reporting as of November 30, 2007 because they were acquired by the Company in a purchase business combination during 2007. We have also excluded Link2Support, Inc. and China Civilink (Cayman) from our audit of internal control over financial reporting. Link2Support, Inc. and China Civilink (Cayman) are subsidiaries whose total assets and total revenues represent 4% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended November 30, 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 11, 2008

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	November 30, 2007	November 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,875	$ 27,881
Short-term investments	17,257	13,271
Accounts receivable, net	729,797	363,437
Receivable from vendors, net	96,035	95,080
Receivable from affiliates	9,790	1,855
Inventories	642,524	594,642
Deferred income taxes	18,612	17,994
Current deferred assets	14,478	13,990
Other current assets	16,859	9,887
Total current assets	1,588,227	1,138,037
Property and equipment, net	59,440	36,698
Goodwill	96,350	30,144
Intangible assets, net	21,590	18,444
Deferred income taxes	5,416	6,716
Long-term deferred assets	97,171	139,111
Other assets	18,909	13,584
Total assets	$1,887,103	$1,382,734
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under securitization, term loans and lines of credit	$ 351,142	$ 50,834
Accounts payable	588,801	462,480
Payable to affiliates	67,334	89,831
Accrued liabilities	120,617	81,818
Current deferred liabilities	35,522	29,516
Income taxes payable	5,103	6,693
Total current liabilities	1,168,519	721,172
Long-term borrowings	37,537	47,967
Long-term liabilities	14,533	10,131
Long-term deferred liabilities	60,565	90,686
Deferred income taxes	437	1,232
Total liabilities	1,281,591	871,188
Minority interest in a subsidiary	958	—
Commitments and contingencies (Note 19)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 31,328 and 30,477 shares issued and outstanding	31	30
Additional paid-in capital	196,128	181,188
Accumulated other comprehensive income	28,939	13,999
Retained earnings	379,456	316,329
Total stockholders' equity	604,554	511,546
Total liabilities and stockholders' equity	$1,887,103	$1,382,734

The accompanying Notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)

	Fiscal Year Ended November 30,		
	2007	2006	2005
Revenue	$ 7,004,120	$ 6,343,514	$ 5,640,769
Cost of revenue	(6,648,738)	(6,058,155)	(5,402,211)
Gross profit	355,382	285,359	238,558
Selling, general and administrative expenses	(243,235)	(189,117)	(159,621)
Income from continuing operations before non-operating items, income taxes and minority interest	112,147	96,242	78,937
Interest expense and finance charges, net	(14,874)	(16,659)	(17,036)
Other income, net	1,393	570	1,559
Income from continuing operations before income taxes and minority interest	98,666	80,153	63,460
Provision for income taxes	(35,167)	(28,320)	(23,912)
Minority interest in a subsidiary	(372)	(448)	58
Income from continuing operations	63,127	51,385	39,606
Income from discontinued operations, net of tax	—	—	511
Gain on sale of discontinued operations, net of tax	—	—	12,708
Net income	$ 63,127	$ 51,385	$ 52,825
Earnings per share:			
Basic			
Income from continuing operations	$ 2.04	$ 1.73	$ 1.39
Discontinued operations	—	—	0.46
Net income per common share—basic	$ 2.04	$ 1.73	$ 1.85
Diluted			
Income from continuing operations	$ 1.93	$ 1.61	$ 1.27
Discontinued operations	—	—	0.43
Net income per common share—diluted	$ 1.93	$ 1.61	$ 1.70
Weighted-average common shares outstanding—basic	30,942	29,700	28,555
Weighted-average common shares outstanding—diluted	32,674	32,014	31,131

The accompanying Notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in thousands)

	Common Stock		Additional Paid-In Capital	Unearned Share-based Compen-sation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount						
Balances, November 30, 2004	27,727	$ 28	$145,423	$ —	$12,086	$212,119	$369,656	
Amortization of unearned share-based compensation	—	—	—	28	—	—	28	
Tax benefits from exercise of non-qualified employee stock options	—	—	5,090	—	—	—	5,090	
Issuance of common stock on exercise of options and restricted stock	1,066	1	8,641	(1,672)	—	—	6,970	
Issuance of common stock for employee stock purchase plan	155	—	2,041	—	—	—	2,041	
Change in unrealized gains on available-for-sale securities	—	—	—	—	135	—	135	$ 135
Foreign currency translation adjustment	—	—	—	—	480	—	480	480
Net income	—	—	—	—	—	52,825	52,825	52,825
Balances, November 30, 2005	28,948	29	161,195	(1,644)	12,701	264,944	437,225	$53,440
Share-based compensation	—	—	3,710	—	—	—	3,710	
Tax benefits from exercise of non-qualified stock options	—	—	6,932	—	—	—	6,932	
Issuance of common stock on exercise of options and restricted stock	1,475	1	10,121	—	—	—	10,122	
Issuance of common stock for employee stock purchase plan	54	—	874	—	—	—	874	
Reclassification upon adoption of SFAS No. 123(R)	—	—	(1,644)	1,644	—	—	—	
Foreign currency translation adjustment	—	—	—	—	1,298	—	1,298	$ 1,298
Net income	—	—	—	—	—	51,385	51,385	51,385
Balances, November 30, 2006	30,477	30	181,188	—	13,999	316,329	511,546	$52,683
Share-based compensation	—	—	5,281	—	—	—	5,281	
Tax benefits from exercise of non-qualified stock options	—	—	2,310	—	—	—	2,310	
Issuance of common stock on exercise of options and restricted stock	814	1	6,610	—	—	—	6,611	
Issuance of common stock for employee stock purchase plan	37	—	739	—	—	—	739	
Change in unrealized gains on available-for-sale securities	—	—	—	—	245	—	245	$ 245
Foreign currency translation adjustment	—	—	—	—	14,695	—	14,695	14,695
Net income	—	—	—	—	—	63,127	63,127	63,127
Balances, November 30, 2007	31,328	$ 31	$196,128	$ —	$28,939	$379,456	$604,554	$78,067

The accompanying Notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended November 30,		
	2007	2006	2005
Cash flows from operating activities:		(Note 3)	(Note 3)
Net income	$ 63,127	$ 51,385	$ 52,825
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	9,187	5,462	4,809
Amortization of intangible assets	6,578	4,319	3,941
Share-based compensation	5,281	3,710	28
Provision for doubtful accounts	7,491	9,081	7,083
Tax benefits from employee stock plans	2,310	6,932	5,090
Excess tax benefit from share-based compensation	(2,145)	(6,016)	—
Purchases of trading securities	(6,015)	(15,300)	(1,927)
Proceeds from sale of trading securities	5,805	28,367	5,805
Unrealized gain on trading securities	(180)	(672)	(1,333)
Realized (gain) loss on investments	(559)	2,329	(265)
Loss (gain) on disposal of fixed assets	(17)	36	947
Loss on impairment of fixed assets	828	—	—
Stock received from sale of business	—	—	(20,406)
Unrealized gain on short-term investments	—	—	(3,037)
Minority interest in a subsidiary	372	448	(58)
Changes in assets and liabilities, net of acquisition of businesses:			
Accounts receivable	(321,941)	(14,979)	(1,645)
Receivable from vendors	864	(12,348)	(13,903)
Receivable from affiliates	(7,934)	3,323	(3,209)
Inventories	1,857	(92,403)	(101,973)
Other assets	38,305	(150,924)	(3,370)
Payable to affiliates	(22,497)	3,966	16,894
Accounts payable	71,376	35,281	51,899
Accrued liabilities	24,868	13,260	12,957
Deferred liabilities	(29,624)	118,871	—
Net cash provided by (used in) operating activities	(152,663)	(5,872)	11,152
Cash flows from investing activities:			
Purchase of investments	(3,000)	(2,000)	—
Acquisition of businesses, net of cash acquired	(106,783)	(21,319)	(4,769)
Minority investment	—	—	(3,000)
Purchase of property and equipment	(22,781)	(7,916)	(5,874)
Decrease (increase) in restricted cash	(4,051)	(8,141)	2,020
Net cash used in investing activities	(136,615)	(37,376)	(11,623)
Cash flows from financing activities:			
Proceeds from revolving line of credit and securitization	1,341,844	—	1,792
Payment of revolving line of credit and securitization	(1,043,038)	(2,283)	—
Proceeds from bank loan	11,042	380,704	913,411
Payment of bank loan	(23,872)	(289,772)	(983,040)
Net (payments) proceeds under other lines of credit	77	(26,980)	30,190
Payments of bonds and other long-term liabilities	—	—	(5,917)
Excess tax benefit from share-based compensation	2,145	6,016	—
Dividend payment to minority shareholder	—	—	(1,133)
Bank overdraft	14,733	(20,271)	22,052
Proceeds from issuance of common stock	6,331	11,212	9,048
Net cash provided by (used in) financing activities	309,262	58,626	(13,597)
Effect of exchange rate changes on cash and cash equivalents	(4,990)	(1,133)	(1,022)
Net increase in cash and cash equivalents	14,994	14,245	(15,090)
Cash and cash equivalents at beginning of period	27,881	13,636	28,726
Cash and cash equivalents at end of period	$ 42,875	$ 27,881	$ 13,636
Supplemental disclosures of cash flow information:			
Interest paid	$ 7,072	$ 5,292	$ 4,155
Income taxes paid	$ 31,254	$ 23,217	$ 24,153

The accompanying Notes are an integral part of these financial statements.

(amounts in thousands, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX" or the "Company") is a business process services company offering a comprehensive range of services to original equipment manufacturers ("OEMs"), software publishers and reseller customers worldwide. SYNNEX's service offering includes product distribution, logistics services, business process outsourcing and contract assembly. SYNNEX is headquartered in Fremont, California and has operations in the United States, Canada, China, Mexico, the Philippines and the United Kingdom ("UK").

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements include 100% of the assets and liabilities of these majority-owned subsidiaries and the ownership interest of minority investors is recorded as minority interest. Investments in 20% through 50% owned affiliated companies are included under the equity method of accounting where the Company exercises significant influence over operating and financial affairs of the investee and is not the primary beneficiary. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Consolidation of variable interest entity

During the second quarter of fiscal 2007, the Company acquired a majority interest in China Civilink (Cayman). China Civilink operates in China as HiChina Web solutions. HiChina provides internet and webhosting services. People's Republic of China ("PRC") law currently limits foreign ownership of companies that provide internet content and advertising services. To comply with these foreign ownership restrictions, the Company operates in China with PRC citizens through contractual arrangements. The Company has the ability to substantially influence the daily operations and financial affairs. As a result of these contractual arrangements, which enable the Company to control these affiliated PRC companies, the Company is the primary beneficiary of these companies. Accordingly, the Company regards these affiliated PRC companies as a variable interest entity under FASB interpretation No. 46R, "Consolidation of variable interest entities, an interpretation of ARB No. 51" ("FIN 46R") and the Company consolidates the results, assets and liabilities of these companies in the consolidated financial statements.

Segment reporting

During fiscal 2007, the Company consolidated its two previously reportable segments (distribution and assembly services) into one reportable segment due to the integrated nature of these services. The decision was primarily based on how the chief operating decision maker ("CODM") views and evaluates the Company's operations in making operational and strategic decisions and assessments of financial performance. The Company's Chief Executive Officer and Chief Operating Officer have been identified as the CODM as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation.

Restricted cash

As of November 30, 2007 and 2006, the Company had restricted cash in the amount of $12,192 and $8,141 respectively, for future payments to one of its vendors relating to a long-term project at the Company's Mexico operation. These amounts are reported in long-term other assets.

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. A portion of securities related to its deferred compensation plan are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in "Other income (expense), net" in the Company's financial statements. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in "Accumulated other comprehensive income," a component of stockholders' equity. Realized gains and losses on available-for-sale securities, which are calculated based on the specific identification method, and declines in value judged to be other-than-temporary, if any, are recorded in "Other income (expense), net" as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and the Company's intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months.

The Company has investments in equity instruments of privately held companies and investments for which there is not readily determinable fair value. These investments are included in short-term investment and other assets and are accounted for under the cost method. The Company monitors its investments for impairment by considering current factors, including economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

As of November 30, 2007 the Company has not recorded any significant other-than-temporary decline in value of investments.

Allowance for doubtful accounts

The allowance for doubtful accounts is an estimate to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted-average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for assembly services. The Company records estimated inventory reserves for quantities in excess of demand, cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and Furniture	3-7 years
Software	3-7 years
Leasehold Improvements	2-10 years
Buildings	39 years

Goodwill

The Company has adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they be reviewed annually for impairment or more frequently if impairment indicators exist. Goodwill is recorded when the purchase price of an acquisition exceeds the estimated fair value of the identified tangible and intangible assets acquired and liabilities assumed. No goodwill impairment was recorded for the periods presented.

Intangible assets

Purchased intangible assets are amortized over the useful lives based on the estimate of the use of economic benefit of the asset or on the straight-line amortization method.

Intangible assets primarily consist of vendor lists and customer lists. Intangible assets are amortized as follows:

Vendor lists	4-10 years
Customer lists	4-8 years
Other intangible assets	3-10 years

Software costs

The Company develops its software platform for internal use only. The majority of development costs include payroll and other related costs such as costs of support, maintenance and training functions that are not subject to capitalization. The costs of software enhancements were not material for the periods presented. If internal software development costs become material, the Company will capitalize the costs based on the defined criteria for capitalization in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment of long-lived assets was recorded for the periods presented.

Long-term deferred assets and long-term deferred liabilities

The Company's Mexico operation has entered into a multi-year contract to sell equipment to an independent third-party contractor that provides equipment and services to the Mexican government. The payments by the Mexican government are generally due on a monthly basis and are contingent upon the contractor continuing to provide services to the Mexican government. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contract. All long-term accounts receivable and deferred cost of revenue associated with this contract are included in the consolidated balance sheet under the caption "Long-term deferred assets." According to contract terms, the Company also holds back a certain amount of accounts payable for a certain period of time. All long-term accounts payable and long-term deferred revenues associated with this contract are included in the consolidated balance sheet under the caption "Long-term deferred liabilities."

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of accounts receivable, cash and cash equivalents. The Company's cash and cash equivalents are

(amounts in thousands, except per share amounts)

maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through November 30, 2007, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks. Through November 30, 2007, such losses have been within management's expectations.

In fiscal 2007, 2006 and 2005, sales to no single customer exceeded 10% or more of the Company's total revenue. At November 30, 2007 and 2006, no single customer comprised more than 10% of the total consolidated accounts receivable balance. The Company's largest OEM supplier, HP, accounted for approximately 28%, 25% and 28% of the total revenue for the fiscal years ended November 30, 2007, 2006 and 2005, respectively.

Revenue recognition

The Company recognizes revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. the Company's warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

The Company purchases licensed software products from OEM vendors and distributes them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, the Company generally has no obligation to provide any modification, customization, upgrades, enhancements, or any other post-contract customer support.

The Company's Mexico operation has entered into a multi-year contract to sell equipment to a contractor that provides equipment and services to the Mexican government. Under the agreement, the Mexican government makes payments into the Company's account. The payments on this contract by the Mexican government are generally due on a monthly basis and are contingent upon the contractor continuing to provide services to the government. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contract.

The Company recognizes revenue generally for its business process outsourcing services over the terms and duration of the contract, if the service has already been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

OEM supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue and the carrying value of inventories, as appropriate. The

Company tracks vendor promotional programs for volume discounts on a program-by-program basis. The Company monitors the balances of receivables from vendors on a quarterly basis and adjusts the balances due for differences between expected and actual volume sales. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. Funds received for specific marketing and infrastructure reimbursements, net of direct costs, are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors, which it subsequently distributes to resellers. Royalties to OEM vendors are accrued for and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense, nor the accrual for warranty costs has been material to the Company's consolidated financial statements.

Advertising

Costs related to advertising and product promotion expenditures are charged to selling, general and administrative expenses as incurred and are primarily offset by OEM marketing reimbursements. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against assets that are not likely to be realized.

Fair value of financial instruments

For certain of the Company's financial instruments, including cash, short-term investments, forward contracts, accounts receivable and accounts payable, the carrying amounts approximate fair value due to the short maturities. The amount shown for borrowings also approximates fair value since current interest rates offered to the Company for debt of similar maturities are approximately the same. The estimated fair values of foreign exchange forward contracts are based on market prices or current rates offered for contracts with similar terms and maturities. The ultimate amounts paid or received under these foreign exchange contracts, however, depend on future exchange rates. These gains or losses are based on changes in the fair value of the contracts, which generally occur as a result of changes in foreign currency exchange rates and are recorded in "Other income (expense), net."

Foreign currency translations

The functional currencies of the Company's foreign subsidiaries are their respective local currencies, with the exception of the Company's operations in the UK and the Philippines, for which the functional currencies are the U.S. dollar. The financial statements of the foreign subsidiaries, other than the operations in the UK and the Philippines, are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income." Gains and losses resulting from foreign currency transactions are included within "Other income (expense), net." Such amounts are not significant to any of the periods presented.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries and unrealized gains and losses on the Company's available-for-sale securities.

Share-based compensation

Effective December 1, 2005, the Company began accounting for share-based compensation under the provisions of SFAS No. 123(R), "Share-Based Payment," which requires the recognition of the fair value of share-based compensation. Under the fair value recognition provisions of SFAS No. 123(R), share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate fair value of share-based awards, which requires various assumptions including estimating stock price volatility and expected life.

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted weighted-average shares include the dilutive effect of stock options, restricted shares and restricted stock units. The calculation of net income per common share is presented in Note 15.

SFAS No. 128, "Earnings per Share" requires that employee stock options, non-vested restricted shares and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on net income as previously reported.

(amounts in thousands, except per share amounts)

Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the fiscal years beginning after December 15, 2006 and will be applicable to the Company in the first quarter of fiscal 2008. The Company is currently evaluating the effect of FIN 48 on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2008. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115," which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS No. 159 will be effective in the first quarter of fiscal 2008. The Company is currently assessing whether it will elect to adopt SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and the Company will adopted in the first quarter of fiscal 2010. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on the consolidated results of operations and financial condition.

(amounts in thousands, except per share amounts)

NOTE 3—CLASSIFICATION OF TRADING SECURITIES IN THE STATEMENT OF CASH FLOWS:

The classification of the cash flows for the purchase and proceeds from the sale of trading securities previously referred to as short-term investments has been corrected to present the cash flows as operating activities versus investing activities. The Company concluded that the correction was not material to its annual consolidated financial statements in prior periods based on SEC Staff Accounting Bulletin: No. 99-Materiality. The impact for the prior years is provided below:

	Year Ended November 30,	
	2006	2005
Amounts previously presented as investing activities:		
Purchases of trading securities	$(15,300)	$ (1,927)
Proceeds from the sale of trading securities	28,367	5,805
Impact to cash flows from operating activities	$ 13,067	$ 3,878
Cash flows from operations as reported	$(18,939)	$ 7,274
Cash flows from operations as corrected	(5,872)	11,152
Cash flows from investing activities as reported	$(24,309)	$ (7,745)
Cash flows from investing activities as corrected	(37,376)	(11,623)

(amounts in thousands, except per share amounts)

NOTE 4—BALANCE SHEET COMPONENTS:

	November 30, 2007	November 30, 2006
Short-term investments		
Trading securities	$ 13,115	$ 11,153
Available-for-sale securities	142	118
Cost investments	4,000	2,000
	$ 17,257	$ 13,271
Accounts receivable, net		
Trade accounts receivable	$763,723	$394,986
Less: Allowance for doubtful accounts	(13,258)	(14,433)
Less: Allowance for sales returns	(20,668)	(17,116)
	$729,797	$363,437
Receivable from vendors, net		
Receivables from vendors	$ 98,737	$ 97,694
Less: Allowance for doubtful accounts	(2,702)	(2,614)
	$ 96,035	$ 95,080
Inventories		
Components	$ 39,712	$ 66,775
Finished goods	602,812	527,867
	$642,524	$594,642
Property and equipment, net		
Equipment and computers	$ 60,856	$ 43,240
Furniture and fixtures	10,715	7,377
Buildings and land	53,874	34,300
	$125,445	$ 84,917
Less: Accumulated depreciation	(66,005)	(48,219)
	$ 59,440	$ 36,698
Allowance for doubtful trade receivables		
Balance at November 30, 2004	$ 11,877	
Additions	7,083	
Write-offs and deductions	(6,272)	
Balance at November 30, 2005	12,688	
Additions	9,081	
Write-offs and deductions	(7,336)	
Balance at November 30, 2006	14,433	
Additions	7,491	
Write-offs and deductions	(8,666)	
Balance at November 30, 2007	$ 13,258	
Allowance for doubtful vendor receivables		
Balance at November 30, 2004	$ 4,095	
Additions	897	
Write-offs and deductions	(2,266)	
Balance at November 30, 2005	2,726	
Additions	1,548	
Write-offs and deductions	(1,660)	
Balance at November 30, 2006	2,614	
Additions	4,481	
Write-offs and deductions	(4,393)	
Balance at November 30, 2007	$ 2,702	

(amounts in thousands, except per share amounts)

Goodwill:

	November 30, 2006	Additions	Translation	November 30, 2007
Goodwill	$30,144	$59,564	$6,642	$96,350

Intangible assets, net:

	November 30,					
	2007			2006		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Vendor lists	$22,062	$(18,458)	$ 3,604	$22,062	$(16,307)	$ 5,755
Customer lists	25,108	(8,677)	16,431	15,141	(4,738)	10,403
Other intangible assets	3,443	(1,888)	1,555	3,259	(973)	2,286
	$50,613	$(29,023)	$21,590	$40,462	$(22,018)	$18,444

Form 10-K

Amortization expense was $6,578, $4,319 and $3,941 for the years ended November 30, 2007, 2006 and 2005, respectively. Goodwill and intangible assets increased as of November 30, 2007 compared to November 30, 2006 due to the acquisitions of Link2Support, PC Wholesale, HiChina Web Solutions and the Redmond Group of Companies. Estimated future amortization expense is as follows:

Years ending November 30,	
2008	$ 6,714
2009	6,458
2010	3,402
2011	1,772
2012	1,358
thereafter	1,886
	$21,590

	November 30,	
	2007	2006
Accrued liabilities:		
Payroll related accruals	$ 24,831	$19,184
Deferred compensation liability	19,140	18,425
Royalty and warranty accruals	7,205	6,796
Other accrued liabilities	69,441	37,413
	$120,617	$81,818

NOTE 5—ACQUISITIONS:

During the fiscal year 2007, the Company made the following acquisitions:

On February 20, 2007, the Company acquired all of the outstanding capital stock of Link2Support, Inc. based in Manila, Philippines for approximately $25,000 in cash. The acquisition agreement allows for an earn out payment of an additional $5,000 to be paid if certain milestones are met in the first year after the acquisition. As

(amounts in thousands, except per share amounts)

of November 30, 2007, the conditions for the earn-out have not been met. Link2Support is a technical support and contact center that delivers voice, e-mail and technical chat support as well as other value-added services. The Link2Support acquisition is consistent with the Company's strategy to broaden its business process service offerings and increases its contact center expertise. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $7,891, intangible assets was $3,100, and the remainder of the purchase price over the fair value of identifiable assets acquired of $14,009 has been recognized as goodwill.

On February 27, 2007, the Company acquired the assets of PC Wholesale, a division of Insight Direct USA, Inc., a wholly-owned subsidiary of Insight Enterprises, Inc. The Company paid a purchase price of $28,876 in cash. PC Wholesale is an IT distributor with special focus on end-of-life and refurbished equipment that is complementary to the Company's core distribution business. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $18,879, intangible assets was $2,900, and the remainder of the purchase price over the fair value of identifiable assets acquired of $7,100 has been recognized as goodwill.

On April 5, 2007, the Company purchased approximately 86% of the equity interest in China Civilink (Cayman) for $30,000 in cash. The acquisition agreement provides for a payment of up to $2,000 to the then selling shareholders, if certain milestones are met at December 31, 2007. The Company is in the process of evaluating whether the milestones were achieved. China Civilink (Cayman) operates in China as HiChina Web Solutions. HiChina Web Solutions, which is based in Beijing, China, provides internet services such as domain name registration and web hosting. The acquisition of HiChina Web Solutions further supports the Company's strategy to grow its business process service offerings by providing access to an established customer base in China. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net tangible assets acquired was $5,186, intangible assets was $3,000, and the remainder of the purchase price over the fair value of identifiable assets acquired of $21,814 has been recognized as goodwill.

On May 1, 2007, SYNNEX Canada acquired substantially all of the assets of the Redmond Group of Companies ("RGC"), including AVS Technologies, an independent distributor of consumer electronics. Total consideration for the purchased assets, net of assumed debt of $11,851, was approximately $29,309 in cash and transaction costs of $235. Of this amount, approximately $3,062 is payable subject to confirmation of net tangible assets acquired, primarily related to accounts receivable and inventory. The acquisition agreement allows for an additional $440 to be paid if certain milestones are met in the first 13 months following the closing date. The acquisition of RGC further supports SYNNEX Canada's expansion in its consumer electronics distribution. The RGC business has been fully integrated within SYNNEX Canada. The aggregate purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The fair value of identifiable net assets acquired was $11,900 and the remainder of the purchase price over the fair value of identifiable assets acquired of $17,400 has been recognized as goodwill. At the time of the acquisition of RGC, the Company determined that this transaction was not a significant acquisition. However, upon further review, the Company has determined that it was a significant acquisition, and accordingly, the Company filed a Form 8-K reporting for the RGC acquisition.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of RGC had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustment for additional finance charges related to the financing of the purchase consideration of the acquisition. The pro forma results may not reflect the future performance as the Company integrates the business with its current operations.

	Pro forma Basis for Fiscal Year Ended	
	November 30, 2007	November 30, 2006
	(in thousands)	
Revenue	$7,050,925	$6,592,621
Net Income (1)	$ 59,091	$ 29,382
Earnings Per Share:		
Basic	$ 1.91	$ 0.99
Diluted	$ 1.81	$ 0.92

(1) Net Income for the fiscal year ended November 30, 2006 includes an impairment loss on goodwill and intangible assets of $16,480 prior to the acquisition of RGC.

The above acquisitions, excluding RGC individually and in the aggregate, did not meet the conditions of a material business combination and they were not subject to the disclosure requirements of SFAS No. 141, "Business Combinations." The consolidated financial statements include the operating results of each business from the date of acquisition. The allocation of purchase price in the above acquisitions is preliminary and the estimates and assumptions used are subject to change. The Company is continuing to evaluate the allocation of purchase price to net tangible and identifiable intangible assets and does not expect the final allocation of purchase price to have a material impact on the Company's financial position, results of operations, or cash flows.

Building Acquisition

On March 9, 2007, SYNNEX Canada completed the purchase of a new logistics facility in Guelph, Canada. The facility is approximately six hundred thousand square feet. The total purchase price for this facility was approximately $12,500. As of November 30, 2007, SYNNEX Canada substantially completed consolidating multiple existing Ontario, Canada area facilities into this facility.

Acquisitions during the year ended November 30, 2006

On April 28, 2006, the Company acquired the assets of the Telpar distribution segment of Peak Technologies, Inc., ("Telpar"), for approximately $3,309. Telpar sold auto-ID, data capture and point of sales products and services. The Telpar business has been fully integrated within the Company's business. The aggregate purchase price was allocated to tangible and assets acquired and liabilities assumed based on estimates of fair value.

On June 9, 2006, the Company acquired substantially all of the assets of the Azerty United Canada ink and toner distribution business from United Stationers Supply Company ("Azerty"), for approximately $14,330. The Azerty acquisition strengthened the Company's position in printer supplies distribution in Canada. The Azerty business has been fully integrated within the Company's Canadian operations. The aggregate purchase price was

(amounts in thousands, except per share amounts)

allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on estimates of fair value. The excess of the purchase price over the fair value of identifiable net assets acquired of $1,286 has been recognized as goodwill and $114 has been recognized as intangible assets.

On September 14, 2006, the Company's wholly owned subsidiary, BSA Sales, LLC, ("BSA Sales"), acquired all of the outstanding capital stock of Concentrix Corporation ("Concentrix") based in Rochester, New York for approximately $8,000. Concentrix is an integrated marketing company that provides call center, database analysis, and print on demand services to customers in the transportation, publishing, banking, healthcare and technology industries. Concentrix's business strategy complements and expands the Company's resources and capabilities of the Company's demand generation business. The acquisition agreement allowed for an earn out payment of $2,500 to be paid if certain milestones were met in the first 120 days after the acquisition. The defined milestones were not achieved. The Company has accounted for the acquisition of capital stock as a purchase and, accordingly the excess of the purchase price over the fair value of identifiable net assets acquired of $4,183 has been recognized as goodwill and $3,800 has been recognized as intangible assets. The valuation of the identifiable intangible assets acquired was based on management's estimates of future cash flows. The Concentrix and BSA Sales operations have been merged under the name of Concentrix Corporation effective December 1, 2006.

The above acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and they were not subject to the disclosure requirements of SFAS No. 141. However, the Company believes that disclosures provided herein are useful to the understanding of the goodwill and intangible assets activities through November 30, 2006.

NOTE 6—INVESTMENTS:

The carrying amount of the Company's investments is shown in the table below:

	November 30,					
	2007			2006		
	Original Cost	Unrealized (Losses)/ Gains	Fair Value	Original Cost	Unrealized (Losses)/ Gains	Fair Value
Short-Term:						
Trading	$12,510	$ 605	$13,115	$10,729	$ 424	$11,153
Available-for-sale	772	(630)	142	757	(639)	118
Cost investments	4,000	—	4,000	2,000	—	2,000
	$17,282	$ (25)	$17,257	$13,486	$(215)	$13,271

Short-term trading securities consist of equity securities relating to the Company's deferred compensation plan (See Note 11). Short-term available-for-sale securities primarily consist of investments in other companies' equity securities. Short-term cost investments primarily consist of investments in private equity funds and in a hedge fund under the Company's deferred compensation plan. Total realized gain on investments was $161 and $265 for the fiscal years ended November 30, 2007 and 2005, respectively. Total realized loss was $2,329 for the fiscal year ended November 30, 2006. As of November 30, 2007, all gross unrealized losses on available-for-sale had been in a loss position for more than 12 months.

(amounts in thousands, except per share amounts)

NOTE 7—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company primarily finances its North America operations through two accounts receivable securitization programs, a U.S. facility (the "U.S. Arrangement") and a Canadian facility (the "Canadian Arrangement").

The Company amended its U.S. Arrangement on February 12, 2007, to increase the Company's availability to sell a maximum of $350,000 U.S. trade accounts receivables from the previous level of $275,000 based upon eligible trade receivables ("U.S. Receivables"). The Company also extended the maturity date of the U.S. Arrangement from August 2008 to February 2011. The Company's effective borrowing cost under the U.S. Arrangement is a blend of the prevailing dealer commercial paper rate and LIBOR plus 0.55% per annum. Prior to amending the U.S. Arrangement in February 2007, the Company recorded the previous U.S. Arrangement as an off-balance sheet transaction because the Company funded its advances by selling undivided ownership interests in the U.S. Receivables. The amended U.S. Arrangement requires the Company to account for this transaction as an on-balance sheet transaction because the Company funds its borrowings by pledging all of its rights, title and interest in and to the U.S. Receivables as security. The amount of U.S. Receivables sold to the financial institutions under the prior U.S. Arrangement before the amendment, at February 12, 2007 and November 30, 2006 was $249,469 and $273,028 respectively. The total outstanding balance as of February 12, 2007 under the prior U.S. Arrangement was repaid under the new amended U.S. Arrangement. The balance outstanding and pledged on this U.S. Arrangement as of November 30, 2007 was $299,900.

SYNNEX Canada Limited ("SYNNEX Canada") amended its one-year revolving Canadian Arrangement on April 30, 2007, to increase its availability to sell a maximum of C$125,000 of U.S. and Canadian trade receivables ("Canadian Receivables") from the previous level of C$100,000 to a financial institution. In connection with the Canadian Arrangement, SYNNEX Canada sells its Canadian Receivables to the financial institution on a fully-serviced basis. The effective discount rate of the Canadian Arrangement is the prevailing Bankers' Acceptance rate of return or prime rate in Canada plus 0.45% per annum. To the extent that cash was received in exchange, the amount of Canadian Receivables sold to the financial institution has been recorded as a true sale, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In connection with this Canadian Arrangement, the Company issued a guarantee of SYNNEX Canada's performance. The amount of Canadian Receivables sold to the financial institution and not yet collected from customers at November 30, 2007 and November 30, 2006 was $115,900 and $70,810, respectively.

Under the U.S. and Canadian Arrangements the Company is required to maintain certain financial covenants to maintain its eligibility to sell additional U.S. and Canadian Receivables under the facilities. These covenants include minimum net worth, minimum fixed charge coverage ratio, and net worth percentage. These covenants also restrict the Company from paying dividends. The Company was in compliance with the material covenants November 30, 2007.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third-party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of the Company's financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on the Company's financial condition and results of operations.

The Company has also entered into financing agreements with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring

(amounts in thousands, except per share amounts)

Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. See Note 19, "Commitments and Contingencies" for additional information. Approximately $950,884, $954,814, and $1,161,396 of the Company's net sales were financed under these programs in 2007, 2006 and 2005, respectively. Approximately $68,839 and $44,394 of accounts receivable at November 30, 2007 and 2006, respectively, were subject to flooring agreements. Flooring fees were approximately $5,024, $5,507, and $5,524 in 2007, 2006 and 2005, respectively, and are included within "Interest expense and finance charges, net."

NOTE 8—BORROWINGS:

Borrowings consist of the following:

	November 30,	
	2007	2006
SYNNEX U.S. securitization	$ 299,900	$ —
SYNNEX U.S. revolving line of credit	10,900	27,070
SYNNEX Canada revolving line of credit	12,368	—
SYNNEX Canada term loan	17,470	1,178
SYNNEX Mexico term loan	47,874	70,436
SYNNEX UK lines of credit	158	81
Other	9	36
	388,679	98,801
Less: Current portion	(351,142)	(50,834)
Non-current portion	$ 37,537	$ 47,967

SYNNEX U.S. securitization

The increase in U.S. securitization as of November 30, 2007 was primarily due to an amendment in terms of the Company's U.S. Arrangement in the first quarter of fiscal 2007, which resulted in all accounts receivable and related funding transacted under the Company's U.S. Arrangement being classified as on-balance sheet transactions versus as of November 30, 2006 when they were classified as off-balance sheet (see Note 7).

SYNNEX U.S. senior secured revolving line of credit

The Company amended its senior secured U.S. revolving line of credit arrangement, ("the Revolver"), with a group of financial institutions, on February 12, 2007. The Revolver is secured by the Company's inventory and other assets and expires in February 2011. The Revolver's maximum commitment was amended from $45,000 to $100,000. Interest on borrowings under the Revolver is based on the financial institution's prime rate or LIBOR plus 1.50%.

SYNNEX Canada revolving line of credit

SYNNEX Canada amended its established revolving line of credit arrangement on April 30, 2007 to increase its credit limit from C$20,000 to C$30,000. The revolving credit facility expires in January 2010. Interest on this facility is based on the Canadian adjusted prime rate.

(amounts in thousands, except per share amounts)

SYNNEX Canada term loan

The increase in the SYNNEX Canada term loan is associated with the purchase of its logistics facility in Guelph, Canada in March 2007.

SYNNEX Mexico secured term loan

In May 2006, SYNNEX Mexico signed a secured term loan agreement, ("Term Loan"). The interest rate for any unpaid principal amount is the Equilibrium Interbank Interest Rate, plus 2.00% per annum. The final maturity date for repayment of any unpaid principal is November 24, 2009.

SYNNEX UK lines of credit

SYNNEX UK has a British pound denominated loan agreement with a financial institution. The total credit available under this facility was $2,056 as of November 30, 2007, and there were no borrowings outstanding at November 30, 2007 and 2006. This facility bears interest at LIBOR plus 1.5%.

SYNNEX UK has a second British pound denominated loan agreement with a financial institution. The total credit available under this facility was $11,308 as of November 30, 2007. The balance outstanding at November 30, 2007 and 2006 was $158 and $81, respectively. The facility bears interest at the financial institution's prime rate plus 1.5%.

SYNNEX Canada credit facility

SYNNEX Canada obtained a credit facility with HSBC Bank Canada to allow the Company to issue documentary letters of credit up to a maximum of C$30,000 for validity up to 180 days. The letters of credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility can be used for the issuance of a letter of guarantee up to a maximum amount of C$2,000 available in Canadian and U.S. dollars for a maximum two business days to repay draws under letter of credits or letter of guarantee.

Future principal payments

Future principal payments under the above loans as of November 30, 2007 are as follows:

Fiscal Years Ending November 30,	
2008	$351,142
2009	26,987
2010	617
2011	650
2012	685
Thereafter	8,598
	$388,679

The total interest expense and finance charges for accounts receivable securitization, revolver, debt and all other lines of credit was $30,494, $26,902 and $18,579 for the years ended November 30, 2007, 2006 and 2005, respectively, and is included in interest expense and finance charges, net in the statement of operations. The range of interest rates was between 4.32% to 7.99% in fiscal 2007.

Guarantees

The Company has issued guarantees to certain vendors and lenders of its subsidiaries' for trade credit lines and loans, totaling $206,100 and $148,117 as of November 30, 2007 and 2006. The Company is obligated under these guarantees to pay amounts due should its subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

NOTE 9—DERIVATIVE INSTRUMENTS:

In the normal course of business, the Company enters into currency forward contracts to protect itself from the risk that the eventual cash outflows or inflows resulting from the purchase or sale of inventory will be adversely affected by exchange rate fluctuations. The Company does not apply hedge accounting to these currency forward contracts and has not designated any of them as hedging instruments. As of November 30, 2007, 2006 and 2005, the Company had unrealized losses (gains) of ($2,330), ($363) and $320, respectively, as a result of fair value changes on its outstanding currency forward contracts. These unrealized losses and gains were charged (credited) to "Other income (expense), net." The Company's policy is to not allow the use of derivatives for trading or speculative purposes.

During the second quarter of fiscal 2005, the Company sold approximately 93% of the equity it held in its subsidiary, SYNNEX K.K., to MCJ Company Limited ("MCJ") in exchange for 25,809 shares of MCJ. The Company's remaining equity interest in SYNNEX K.K. is accounted for under the cost method, as it does not have significant influence over either MCJ or SYNNEX K.K. In order to reduce the risk of holding the MCJ shares, the Company had entered into forward contracts to sell MCJ shares for fixed prices in April 2006. There were no contracts outstanding as of November 30, 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by the Company and these contracts had a value of $22,609.

NOTE 10—INCOME TAXES:

The sources of income before the provision for income taxes are as follows (in thousands):

	Fiscal Years Ended November 30,		
	2007	2006	2005
Income before provision for income taxes:			
United States	$72,279	$61,365	$55,487
Foreign	26,387	18,788	7,973
	$98,666	$80,153	$63,460

(amounts in thousands, except per share amounts)

The provisions for income taxes from operations consist of:

	Fiscal Years Ended November 30,		
	2007	2006	2005
Current tax provision:			
Federal	$27,273	$24,483	$18,772
State	5,787	4,825	3,790
Foreign	2,158	3,310	2,796
	$35,218	$32,618	$25,358
Deferred tax provision (benefit):			
Federal	$(1,941)	$(3,747)	$ (666)
State	(287)	(769)	(264)
Foreign	2,177	218	(516)
	$ (51)	$(4,298)	$(1,446)
Total tax provision	$35,167	$28,320	$23,912

Net deferred tax assets consist of the following:

	Fiscal Years Ended November 30,	
	2007	2006
Inventory reserves	$ 5,681	$ 5,374
Bad debt and sales return reserves	5,728	4,391
Vacation and profit sharing accruals	1,299	1,125
Depreciation and amortization	(2,080)	(2,177)
State tax deduction	606	795
Deferred compensation	7,891	7,670
Net operating losses	980	3,219
Deferred revenue	1,631	2,339
Foreign tax credit	2,252	1,607
SFAS 123(R) Share-based compensation expense	1,560	832
Other	295	(90)
Valuation allowance	(2,252)	(1,607)
Net deferred tax assets	$23,591	$23,478

The valuation allowance relates to foreign tax credits for which realization of assets is uncertain.

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	3.6	3.3	3.6
Foreign taxes	(3.5)	(1.9)	(0.8)
Effect of unbenefitted tax assets	0.6	(2.4)	0.2
Canada permanent items	(1.3)	—	—
Other	1.2	1.3	(0.3)
Effective income tax rate	35.6%	35.3%	37.7%

(amounts in thousands, except per share amounts)

At November 30, 2007, the Company had approximately $2,032 of federal operating loss carry forwards available to offset future taxable income, which will expire in varying amounts from November 30, 2024 to November 30, 2026. Additionally, the Company had $121 in net operating loss carry forwards for the Company's Canadian subsidiary that begin to expire in 2014, and $72 in net operating loss carry forwards for the Company's U.K. subsidiary.

The Company recorded a one-time $1,135 adjustment resulting from the conclusion of an income tax audit of the Company's Canadian subsidiary in fiscal 2007. The adjustment was primarily associated with the increase in the Company's Net Operating Loss (NOL). This reassessment benefited the Company with $1,135 in reduction of total income tax expenses in fiscal 2007.

NOTE 11—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant's account. The participant's account is adjusted monthly to reflect earnings and losses on the participant's designated investments.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years.

In the event the participant requests an early distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment.

As of November 30, 2007 and 2006, the deferred compensation liability balance was $19,140 and $18,425, respectively. Of the balances deferred, $17,115 and $13,153 have been invested in equity securities, hedge funds and private equity funds at November 30, 2007 and 2006, respectively. The Company has recorded gains in "Other income (expense), net" on the trading securities of $161, $1,082 and $1,597 for the years ended November 30, 2007, 2006 and 2005, respectively. An amount equal to these gains has been charged to selling, general and administrative expenses, relating to the deferred compensation.

NOTE 12—EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) Plan (the "Plan") under which eligible employees may contribute the up to the maximum amount as provided by law. Employees become eligible to participate in the Plan on the first day of the month after their employment date. The Company can make discretionary contributions under the Plan. During 2007, 2006 and 2005, the Company contributed $580, $378 and $211, respectively.

(amounts in thousands, except per share amounts)

NOTE 13—STOCKHOLDERS' EQUITY:

Amended and Restated 2003 Stock Incentive Plan

The Company's 2003 Stock Incentive Plan was adopted by its Board of Directors and approved by its stockholders in 2003. The plan provides for the direct award or sale of shares of common stock, restricted stock and restricted stock units, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants.

The 2003 Stock Incentive Plan is administered by the Company's Compensation Committee. The Compensation Committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The Compensation Committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The Board of Directors will be able to amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013.

The number of authorized shares under the 2003 Stock Incentive Plan will not exceed 14,112 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights of more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. During the year ended November 30, 2007, the Board of Directors granted 183 options at exercise prices ranging from $20.40 to $21.24 per share. In the year ended November 30, 2006, the Board of Directors granted 187 options at exercise prices ranging from $16.51 to $23.13 per share.

Under the 2003 Stock Incentive Plan:

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock.

Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options, restricted stock grants and restricted stock units.

The stock options and restricted stock awards vest over a five year period with contractual term of ten years.

Prior to January 4, 2007, qualified non-employee directors who first joined the Board of Directors after the plan was effective received an initial option grant of twenty-five thousand shares, and all non-employee directors were eligible for annual option grants of five thousand shares for each year they continued to serve. The exercise price of these option grants was equal to 100% of the fair market value of those shares on the date of the grant.

Amended and Restated 2003 Stock Incentive Plan, on and after January 4, 2007

On and after January 4, 2007, qualified non-employee directors who first join the Board of Directors after the plan is effective receive an initial option grant of ten thousand shares and two thousand shares of restricted stock. All non-employee directors are eligible for annual grants of two thousand shares of restricted stock for each year they continue to serve. The exercise price of these option grants is equal to 100% of the fair market value of those shares on the date of the grant. In addition, these stock option and restricted stock grants vest over a three year period of time.

The Compensation Committee determines the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

(amounts in thousands, except per share amounts)

Qualified employees and non-employee directors, advisors and consultants will also be eligible for the award of stock appreciation rights, which enable the holder to realize the value of future appreciation in our common stock, payable in cash or shares of common stock.

The following table summarizes the stock options outstanding and exercisable under the Company's option plans as of November 30, 2007 and 2006:

	Number of Options at November 30, 2007		Number of Options at November 30, 2006	
	Outstanding	Exercisable	Outstanding	Exercisable
Amended and Restated 2003 Stock Incentive Plan	5,261	4,281	5,994	4,444

2003 Employee Stock Purchase Plan

The Company's 2003 Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions. The maximum number of shares a participant may purchase during a single accumulation period is one thousand two hundred fifty. The plan was approved by the Company's stockholders and approved by its Board of Directors in 2003. A total of 500 shares of common stock has been reserved for issuance under the ESPP.

The weighted-average per share ESPP enrollment date fair value of common stock during the fiscal years ended November 30, 2007 and 2006 was $1.48 and $1.25, respectively.

In March 2005, the Company's Board of Directors approved the following amendments to the ESPP to be effective for the accumulation period beginning April 1, 2005:

- Reduction of participant purchase price discount of Company stock from 15% to 5%;
- Reduction of two year offering periods and six month accumulation periods to three month offering and accumulation periods;
- Maximum purchase limit of $10 of stock per calendar year per participant; and
- Associate vice president level employees and above are not eligible to participate.

NOTE 14—SHARE-BASED COMPENSATION:

Effective December 1, 2005, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, stock awards and employee stock purchases, based on estimated fair values. The Company previously applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related Interpretations and provided the required pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which was superseded by SFAS No. 123(R). The Company has also applied the provisions of Staff Accounting Bulletin No. 107 ("SAB No. 107") relating to SFAS No. 123(R).

Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

(amounts in thousands, except per share amounts)

The pro forma information for the fiscal year ended November 30, 2005 was as follows:

Net income-as reported	$ 52,825
Plus: Share-based compensation expense determined under APB No. 25, included in reported net income	28
Less: Share-based compensation expense determined under fair value based method related to the employee stock purchase plan	(353)
Less: Share-based compensation expense determined under fair value based method related to stock options	(2,967)
Net income-pro forma	$49,533
Net earnings per share—basic	
As reported	$ 1.85
Pro forma	$ 1.73
Net earnings per share—diluted	
As reported	$ 1.70
Pro forma	$ 1.62

Impact of the Adoption of SFAS No. 123(R)

The Company elected to adopt the modified prospective application transition method as provided by SFAS No. 123(R). Accordingly, during fiscal year ended November 30, 2007, the Company recorded share-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123(R). Previously reported amounts have not been restated. The effects of recording share-based compensation for the fiscal years ended November 30, 2007 and 2006 were as follows:

	Fiscal Year Ended November 30, 2007	Fiscal Year Ended November 30, 2006
Share-based compensation expense by type of award:		
Employee stock options	$ 2,409	$ 2,210
Restricted stock	2,811	1,444
Employee stock purchase plan	62	56
Total share-based compensation	5,282	3,710
Tax effect on share-based compensation	(1,882)	(1,319)
Net effect on net income	$ 3,400	$ 2,391

During the fiscal year ended November 30, 2007, the Company granted approximately 183 stock options, with an estimated total grant-date fair value of $1,584. Of this amount, the Company estimated that the share-based compensation for the awards not expected to vest was $43 for the fiscal year ended November 30, 2007. As of November 30, 2007, the unrecorded deferred share-based compensation balance related to stock options was $6,436 and will be recognized over an estimated weighted average amortization period of 3.1 years.

Valuation Assumptions

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements. Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. In connection with the adoption of SFAS No. 123(R), the Company reassessed its valuation technique and related assumptions.

(amounts in thousands, except per share amounts)

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), SAB 107 and the Company's prior period pro forma disclosures of net earnings, including share-based compensation (determined under a fair value method as prescribed by SFAS No. 123). The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using historical volatility of the Company's common stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Fiscal Year Ended November 30,		
	2007	2006	2005
Stock option plan:			
Expected life (years)	5.8	6.3	5.0
Risk free interest rate	3.9%	4.7%	4.0%
Expected volatility	35.6%	35.7%	39.1%
Dividend yield	0%	0%	0%
Stock purchase plan:			
Expected life (years)	0.3	0.3	1.2
Risk free interest rate	3.5%	4.8%	2.2%
Expected volatility	35.5%	29.8%	48.6%
Dividend yield	0%	0%	0%

A summary of the activity under the Company's stock option plans is set forth below:

		Options outstanding	
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price
Balances, November 30, 2004	4,428	8,015	9.12
Restricted stock granted	(97)	—	—
Restricted stock cancelled	1	—	—
Options granted	(555)	555	17.39
Options exercised	—	(1,067)	6.54
Options cancelled	116	(116)	14.36
Balances, November 30, 2005	3,893	7,387	$10.03
Restricted stock granted	(487)	—	—
Restricted stock cancelled	4	—	—
Options granted	(187)	187	21.61
Options exercised	—	(1,460)	7.04
Options cancelled	120	(120)	13.99
Balances, November 30, 2006	3,343	5,994	$11.00
Restricted stock granted	(296)	—	—
Restricted stock cancelled	42	—	—
Options granted	(183)	183	20.82
Options exercised	—	(713)	9.82
Options cancelled	203	(203)	17.07
Balances, November 30, 2007	3,109	5,261	$11.27

(amounts in thousands, except per share amounts)

The options outstanding and exercisable at November 30, 2007 were in the following exercise price ranges:

	Options Outstanding				Options Vested and Exercisable			
Range of Exercise Prices	Shares	Weighted Average Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$3.00–$4.50	890	1.67	$ 4.50	$14,381	890	1.67	$ 4.50	$14,380
$7.00–$10.00	2,173	3.10	$ 9.36	$24,540	2,171	3.10	$ 9.36	$24,524
$12.00–$15.54	732	5.50	$12.13	$ 6,244	597	5.44	$12.11	$ 5,103
$16.10–$23.13	1,466	7.64	$17.79	$ 4,209	623	7.17	$16.97	$ 2,302
$3.00–$23.13	5,261	4.46	$11.27	$49,374	4,281	3.72	$ 9.84	$46,309

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on the Company's closing stock price of $20.66 as of November 30, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of November 30, 2007 was 4,253.

The weighted average grant-date fair value of options, as determined under SFAS No. 123(R), granted during the fiscal year ended November 30, 2007 was $8.68. The total fair value of shares vested during the fiscal year ended November 30, 2007 was $2,175. The total intrinsic value of options exercised during the fiscal year ended November 30, 2007 was $8,116. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2007 was $7,004. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2007 was $2,145.

The Company settles employee stock option exercises with newly issued common shares.

Restricted Stock

During the fiscal year ended November 30, 2006, the Company's Compensation Committee approved the grant of 250 shares of restricted stock units to Robert Huang, the Company's President and Chief Executive Officer. These restricted stock units will vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. The Company recorded the $4,763 value of these restricted stock units and will amortize that amount over the service period. The value of the restricted stock units was based on the closing market price of the Company's common stock on the date of award.

As of November 30, 2007, there was $13,181 of total deferred share-based compensation related to nonvested restricted stock granted under the Amended and Restated 2003 Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted average amortization period of 3.8 years.

Amortization cost for all restricted stock awards for the fiscal year ended November 30, 2007 was $2,811.

(amounts in thousands, except per share amounts)

A summary of the status of the Company's nonvested restricted stock as of November 30, 2007, is presented below:

	Restricted Stock	
	Number of shares	Weighted average grant-date fair value
Nonvested at November 30, 2005	97	$17.17
Awards granted	487	20.96
Awards vested	(19)	17.17
Awards cancelled/expired/forfeited	(4)	18.29
Nonvested at November 30, 2006	561	$20.45
Awards granted	296	20.61
Awards vested	(122)	21.37
Awards cancelled/expired/forfeited	(42)	21.35
Nonvested at November 30, 2007	693	$20.53

NOTE 15—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated:

	Fiscal Years Ended November 30,		
	2007	2006	2005
Net income from continuing operations	$63,127	$51,385	$39,606
Income from discontinued operations, net of tax	—	—	511
Gain on sale of discontinued operations, net of tax	—	—	12,708
Net income	$63,127	$51,385	$52,825
Weighted average common shares-basic	30,942	29,700	28,555
Effect of dilutive securities:			
Stock options and restricted stock	1,732	2,314	2,576
Weighted average common shares-diluted	32,674	32,014	31,131
Earnings per share:			
Basic			
Income from continuing operations	$ 2.04	$ 1.73	$ 1.39
Discontinued operations	—	—	0.46
Net income per common share-basic	$ 2.04	$ 1.73	$ 1.85
Diluted			
Income from continuing operations	$ 1.93	$ 1.61	$ 1.27
Discontinued operations	—	—	0.43
Net income per common share-diluted	$ 1.93	$ 1.61	$ 1.70

Options to purchase 521, 747 and 67 shares of common stock as at November 30, 2007, 2006 and 2005, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

NOTE 16—RELATED PARTY TRANSACTIONS:

MiTAC International and its affiliates held approximately 44% of the Company's common stock as of November 30, 2007. The Chairman of the Board of Directors of the Company is also the Chairman of MiTAC International and a director or officer of MiTAC International's affiliated Companies. Purchases of inventories from MiTAC International Corporation and its affiliates (principally motherboards and other peripherals) were approximately $297,338, $430,986 and $397,000 during the years ended November 30, 2007, 2006 and 2005, respectively. Sales to MiTAC International and its affiliates during the years ended November 30, 2007, 2006 and 2005, were approximately $1,565, $2,288 and $1,777, respectively. The Company's relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue, or capacity commitments. Accordingly, the Company negotiates manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International.

During fiscal 2007 as a new investment option for the deferred compensation plan, the Company purchased shares of MiTAC International and its affiliates. As of November 30, 2007 the fair market value of the common stock acquired was $2,206.

NOTE 17—GEOGRAPHIC INFORMATION:

The Company primarily operates in North America. U.S. and Canada are included in the "North America" operations and China, Philippines, Mexico and the United Kingdom are included in "Other" operations. Shown below is summarized financial information related to the geographic areas in which the Company operated in fiscal 2007, 2006 and 2005 and for each of the periods then ended:

	Fiscal Year Ended November 30,		
	2007	2006	2005
		(in thousands)	
Revenue			
North America	$6,786,571	$6,077,786	$5,402,804
Other	217,549	265,728	237,965
	$7,004,120	$6,343,514	$5,640,769

	As of November 30,		
	2007	2006	2005
		(in thousands)	
Long-lived assets			
North America	$ 55,719	$ 33,805	$ 23,460
Other	22,630	16,477	18,432
	$ 78,349	$ 50,282	$ 41,892

Revenue in the U.S. was approximately 78%, 79% and 80% of total revenue for fiscal 2007, 2006 and 2005, respectively. Revenue in Canada was approximately 19%, 17% and 16% of total revenue for fiscal 2007, 2006 and 2005, respectively. No other country or region accounted for more than 10% of the Company's total revenue.

(amounts in thousands, except per share amounts)

NOTE 18—RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on few customers and vendors, competition, new products and services, dependence upon key personnel, industry conditions, foreign currency fluctuations, and aspects of its strategic relationship with MiTAC International.

NOTE 19—COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under operating lease agreements, which expire in various periods through 2014. Future minimum rental obligations under non-cancelable lease agreements as of November 30, 2007 were as follows:

Fiscal Year Ending November 30,	
2008	$15,634
2009	14,750
2010	14,826
2011	14,304
2012	13,368
thereafter	9,207
Total minimum lease payments	$82,089

Rent expense for the years ended November 30, 2007, 2006 and 2005 amounted to $13,983, $9,393 and $9,423, respectively.

The Company was contingently liable at November 30, 2007, under agreements to repurchase repossessed inventory acquired by flooring companies as a result of default on floor plan financing arrangements by the Company's customers. These arrangements are described in Note 7. Losses, if any, would be the difference between repossession cost and the resale value of the inventory. There have been no repurchases through November 30, 2007 under these agreements, nor is the Company aware of any pending customer defaults or repossession obligations.

The Company is from time to time involved in legal proceedings, including the following:

In May 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against the Company and SYNNEX Canada. The suit claims that the Company has infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the two companies resulting from, among other things, the Company's use of trademarks confusingly similar to the Seanix trademarks. The complaint seeks injunctive relief and monetary damages in an amount to be determined. Substantial discovery has taken place and no trial date has been set.

In addition, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt estate's creditors. The Company is not aware of any currently pending preference actions.

(amounts in thousands, except per share amounts)

The Company does not believe that these proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 20—LEGAL SETTLEMENT:

In May 2002, Acropolis Systems, Inc. and Tony Yeh filed a civil suit in Santa Clara County California Superior Court against the Company, Robert Huang, C. Kevin Chuang and Stephen R. Bowling. The suit alleged violation of California securities laws, fraud and concealment and breach of contract resulting from, among other things, failure to disclose the existence of a lien in favor of the Company on the assets of eManage.com, Inc. prior to entering into stock purchase agreements for shares of eManage.com stock. At the times of these stock purchases, the Company was the majority stockholder of eManage.com. The complaint sought monetary damages in the amount of approximately $2,000. In August 2007, prior to trial, the matter was settled on terms that were not material to the Company.

NOTE 21—RESTRUCTURING CHARGES:

In fiscal 2005, the Company announced a restructuring program, which impacted approximately 35 employees across multiple business functions in SYNNEX Canada and closed its facilities in Richmond, British Columbia, Calgary, Alberta and Saint-Laurent, Quebec. All terminations were completed by May 31, 2005. In fiscal 2005, the Company closed its facility in Markham, Ontario. This restructuring resulted in a total expense of $2,513, which consisted of employee termination benefits of $711, estimated facilities exit expenses of $1,681 and other expenses in the amount of $121. All charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

The following table summarizes the activity related to the liability for restructuring charges through November 30, 2007:

	Severance and Benefits	Facility and Exit Costs	Other	Total
Balance of accrual at November 20, 2004	$ —	$ —	$ —	$ —
Restructuring charges expensed in the year ended November 30, 2005	711	1,681	121	2,513
Cash payments	(690)	(293)	(17)	(1,000)
Adjustments	—	157	—	157
Non-cash charges	—	(636)	—	(636)
Balance of accrual at November 30, 2005	21	909	104	1,034
Cash payments	(21)	(452)	(11)	(484)
Non-cash charges	—	(344)	(93)	(437)
Balance of accrual at November 30, 2006	—	113	—	113
Cash payments	—	(113)	—	(113)
Balance of accrual at November 30, 2007	$ —	$ —	$ —	$ —

In fiscal 2007, in connection with the acquisition of the Redmond Group of Companies ("RGC"), the Company announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, are intended to align the Company's capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to the Company's

(amounts in thousands, except per share amounts)

customers. During fiscal 2007, the Company accrued $2,358 in restructuring costs against goodwill related to the RGC acquisition in Canada under Emerging Issues Task Force ("EITF") 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination." These charges are primarily associated with facilities consolidation of $1,050, workforce reductions of $691 and contract termination costs of $617. These items are subject to change based on the actual costs incurred. Changes to these estimates could increase or decrease the amount of the purchase price allocated to goodwill.

In fiscal 2007, the Company recorded $2,744 for the restructuring and consolidation of its Canadian operations as a result of the acquisition of RGC and the purchase of a new logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1,107 for facilities consolidation, $508 for workforce reductions, and $278 for other costs. These charges were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The majority of all non-continuing employees' terminations were completed by the end of November 30, 2007. The Company recorded an impairment loss of $851 included in the above $2,744 restructuring cost for a property located in Ontario, Canada, which is held for sale, based on the fair value less costs to sell in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The net book value of the property was $2,149 at November 30, 2007.

The following table summarizes the activity related to the liability for restructuring charges through November 30, 2007:

Restructuring charges per EITF 95-3:

	Severance and Benefits	Facility and Exit Costs	Contractual Obligations	Other	Total
Balance of accrual at May 31, 2007	$ 660	$1,050	$ 617	$31	$2,358
Cash payments	(540)	—	(398)	(8)	(946)
Balance of accrual at November 30, 2007	$ 120	$1,050	$ 219	$23	$1,412

Restructuring charges per SFAS No. 146:

	Severance and Benefits	Facility and Exit Costs	Other	Total
Restructuring charges expensed in the quarter ended August 31, 2007	$ 508	$1,107	$ 278	$ 1,893
Cash payments	(500)	(618)	(241)	(1,359)
Balance of accrual at November 30, 2007	$ 8	$ 489	$ 37	$ 534

The unpaid portion of the restructuring charges is included in the consolidated balance sheet under the caption "Accrued liabilities."

The cash payments for all the amounts accrued related with restructuring activities will be paid out by the end of fiscal year 2009.

NOTE 22—DISCONTINUED OPERATIONS:

During fiscal 2005, the Company sold approximately 93% of the equity it held in its subsidiary, SYNNEX K.K. to MCJ, in exchange for 26 shares of MCJ. The Company recorded a gain of $12,708, net of tax, as a result

(amounts in thousands, except per share amounts)

of this sale, in the second quarter of fiscal 2005. The Company's remaining equity interest in SYNNEX K.K. is accounted for under the cost method, as the Company does not have significant involvement or influence over either MCJ or SYNNEX K.K. In connection with this sale, the Company paid a dividend of $1,133 to the minority shareholders of SYNNEX K.K.

Under the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the sale of SYNNEX K.K. qualified as a discontinued operation component of the Company. Accordingly, the Company has excluded results of its Japan's operation from its consolidated statements of operations to present this business in discontinued operations.

The following table shows the results of operation of SYNNEX K.K.:

	December 1, 2004 to April 19, 2005 (date of sale)
Revenue	$ 64,477
Cost of revenue	(59,916)
Gross profit	4,561
Selling, general and administrative expenses	(3,170)
Income from operations before non-operating items, income taxes and minority interest	1,391
Interest expense and finance charges, net	(140)
Other income (expense), net	(245)
Income before income taxes and minority interest	1,006
Provision for income taxes	(434)
Minority interest in subsidiary	(61)
Net income	$ 511

Under the terms of the sale the Company was restricted from selling the shares of MCJ it received until April 2006. The shares were classified as trading securities and were recorded at fair value, based on quoted market prices. As of November 30, 2005, the fair value of the shares of MCJ was $25,346, and that amount is included in short-term investments.

In order to reduce the risk of holding the MCJ shares, the Company entered into forward contracts to sell MCJ shares for fixed prices in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by the Company and these contracts had a value of $22,609. As of November 30, 2006, there were no outstanding forward contracts.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended November 30, 2007. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the periods presented.

	Fiscal 2007 Three Months Ended				Fiscal 2006 Three Months Ended			
	Feb. 28, 2007	May 31, 2007	Aug. 31, 2007	Nov. 30, 2007	Feb. 28, 2006	May 31, 2006	Aug. 31, 2006	Nov. 30, 2006
	(in thousands)							
Statement of Operations Data:								
Revenue	$ 1,588,276	$ 1,684,808	$ 1,760,360	$ 1,970,676	$ 1,501,735	$ 1,511,701	$ 1,592,204	$ 1,737,874
Cost of revenue	(1,513,852)	(1,600,563)	(1,669,134)	(1,865,189)	(1,436,725)	(1,443,353)	(1,519,486)	(1,658,591)
Gross profit	74,424	84,245	91,226	105,487	65,010	68,348	72,718	79,283
Selling, general and administrative expenses	(49,481)	(58,433)	(66,704)	(68,617)	(42,763)	(45,952)	(49,205)	(51,197)
Income from operations before non-operating items, income taxes and minority interest	24,943	25,812	24,522	36,870	22,247	22,396	23,513	28,086
Interest expense and finance charges, net	(3,058)	(3,695)	(3,472)	(4,649)	(5,853)	(4,340)	(2,743)	(3,723)
Other income (expense), net	158	904	(132)	463	273	(482)	265	514
Income from operations before income taxes and minority interest	22,043	23,021	20,918	32,684	16,667	17,574	21,035	24,877
Provision for income taxes	(8,168)	(8,288)	(6,452)	(12,259)	(5,984)	(6,257)	(7,015)	(9,064)
Minority interest in subsidiaries	—	(62)	(70)	(240)	—	—	(241)	(207)
Net income	$ 13,875	$ 14,671	$ 14,396	$ 20,185	$ 10,683	$ 11,317	$ 13,779	$ 15,606
Earnings per share:								
Basic	$ 0.45	$ 0.47	$ 0.46	$ 0.65	$ 0.37	$ 0.38	$ 0.46	$ 0.51
Diluted	$ 0.43	$ 0.45	$ 0.44	$ 0.61	$ 0.34	$ 0.36	$ 0.43	$ 0.48
Weighted-average common shares outstanding-basic	30,548	30,896	31,076	31,247	29,055	29,499	29,879	30,369
Weighted-average common shares outstanding-diluted	32,372	32,657	32,742	32,892	31,204	31,600	31,878	32,565

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended November 30, 2007, 2006 and 2005
(in thousands)

Description	Balance at Beginning of Year	Additions Charged to Revenue and COGS and Expense	Write-offs and Deductions	Balance at Year End
Fiscal Year Ended November 30, 2005				
Allowance for sales returns	12,877	1,000	(480)	13,397
Allowance for deferred tax assets	2,316	515	(653)	2,178
Fiscal Year Ended November 30, 2006				
Allowance for sales returns	13,397	3,719	—	17,116
Allowance for deferred tax assets	2,178	1,607	(2,178)	1,607
Fiscal Year Ended November 30, 2007				
Allowance for sales returns	17,116	1,416	2,136	20,668
Allowance for deferred tax assets	1,607	645	—	2,252

Form 10-K

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concludes that, as of November 30, 2007, our internal control over financial reporting was effective based on those criteria.

We have excluded Link2Support, Inc. and China Civilink (Cayman) from our assessment of internal control over financial reporting as of November 30, 2007 because we acquired them in a purchase business combination during fiscal 2007. Link2Support, Inc. and China Civilink (Cayman) are subsidiaries whose total assets and total revenues represent 4% and 1%, respectively, of our related consolidated financial statement amounts as of and for the year ended November 30, 2007.

The effectiveness of our internal control over financial reporting as of November 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2008 Annual Meeting of Stockholders to be held on March 18, 2008 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to all of the Company's employees, including its principal executive officer, its principal financial officer, its controller and persons performing similar functions. This code of ethics, called a Code of Ethics and Business Conduct for Employees, Officers and Directors, is available free of charge on the Company's public website (www.synnex.com) on the investor relations webpage. Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Directors' Compensation," "Executive Compensation," and "Election of Directors—Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,260,309	$11.27	3,162,342(1)(2)

(1) Includes the number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan. The number of shares authorized for issuance under our Amended and Restated 2003 Stock Incentive Plan will not exceed the sum of (1) the number of shares subject to outstanding options granted under our 1997 Stock Option Plan/Stock Issuance Plan, our Special Executive Stock Option/Stock Issuance Plan and

our 1993 Stock Option Plan outstanding, to the extent those options expire, terminate or are cancelled for any reason prior to being exercised, plus (2) 5,506,649 shares of common stock; provided, however, that the number of authorized shares under our Amended and Restated 2003 Stock Incentive Plan will not exceed 14,111,761 shares of common stock.

(2) Includes 500,000 shares available-for-sale pursuant to our 2003 Employee Stock Purchase Plan (as amended). Shares of common stock will be purchased at a price equal to 95% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" contained in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Registered Public Accountants" contained in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(2) Financial Statement Schedule

See Index under Item 8.

(3) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

Form 10-K

(b) Exhibits.

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Restated Bylaws (incorporate by reference to Exhibit 3(ii)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended November 30, 2006).
10.2#	2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.3	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.4	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Standard Industrial Lease dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.6	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Registrant and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Registrant, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Registrant and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.12	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.13#	Employment Agreement dated February 7, 2006, between the Registrant and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.14#	Employment Agreement dated July 14, 2004, by and between the Registrant and Jim Estill (incorporated by reference to Exhibit 10.14 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.15	Second Amended and Restated Credit Agreement dated as of February 12, 2007 by and among the Registrant, the lenders signatory thereto from time to time, and General Electric Capital Corporation, a Delaware corporation (incorporated by reference to Exhibit 10.15 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.16	Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.16 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.17	Second Amended and Restated Receivables Funding and Administration Agreement, dated as February 12, 2007, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.17 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.18	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).

Exhibit Number	Description of Document
10.19	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.20#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Registrant and Robert Huang.
10.21#	Amendment to SYNNEX Corporation Change of Control Severance Plan.
10.22#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005.
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(c) Financial Statement Schedules.

See Index under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2008

SYNNEX CORPORATION

By: /s/ ROBERT HUANG

Robert Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Huang and Thomas Alsborg, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT HUANG **Robert Huang**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2008
/s/ THOMAS ALSBORG **Thomas Alsborg**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	February 13, 2008
/s/ MATTHEW MIAU **Matthew Miau**	Chairman of the Board	February 13, 2008
/s/ FRED BREIDENBACH **Fred Breidenbach**	Director	February 13, 2008
/s/ JAMES VAN HORNE **James Van Horne**	Director	February 13, 2008
/s/ GREGORY QUESNEL **Gregory Quesnel**	Director	February 13, 2008
/s/ DAVID RYNNE **David Rynne**	Director	February 13, 2008
/s/ DWIGHT STEFFENSEN **Dwight Steffensen**	Director	February 13, 2008
/s/ DUANE ZITZNER **Duane Zitzner**	Director	February 13, 2008

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Restated Bylaws (incorporate by reference to Exhibit 3(ii)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.17 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.2#	2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.3	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.4	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Standard Industrial Lease dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Registrant and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Registrant, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Registrant and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.12	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.13#	Employment Agreement, dated February 7, 2006, between the Registrant and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.14#	Employment Agreement dated July 14, 2004, by and between the Registrant and Jim Estill (incorporated by reference to Exhibit 10.14 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.15	Second Amended and Restated Credit Agreement dated as of February 12, 2007 by and among the Registrant, the lenders signatory thereto from time to time, and General Electric Capital Corporation, a Delaware corporation (incorporated by reference to Exhibit 10.15 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.16	Second Amended and Restated Receivables Sale and Servicing Agreement, dated as of February 12, 2007, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.16 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.17	Second Amended and Restated Receivables Funding and Administration Agreement, dated as February 12, 2007, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.17 to the Company's Annual Report in Form 10-K for the year ended November 30, 2006).
10.18	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.19	Master Supply Agreement, dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.20#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Registrant and Robert Huang.
10.21#	Amendment to SYNNEX Corporation Change of Control Severance Plan.
10.22#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005.
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-111799) of SYNNEX Corporation of our report dated February 11, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 11, 2008

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Robert Huang, Chief Executive Officer of SYNNEX Corporation, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2008

/s/ ROBERT HUANG

Robert Huang
Chief Executive Officer

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Thomas Alsborg, Chief Financial Officer of SYNNEX Corporation, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2008

/s/ THOMAS ALSBORG

Thomas Alsborg
Chief Financial Officer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

We, Robert Huang, the chief executive officer of SYNNEX Corporation (the "Company"), and Thomas Alsborg, the chief financial officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of our knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended November 30, 2007 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2008

/s/ ROBERT HUANG

Robert Huang

/s/ THOMAS ALSBORG

Thomas Alsborg

SYNNEX CORPORATION
44201 Nobel Drive
Fremont, California 94538
(510) 656-3333

February 22, 2008

Dear Stockholder:

You are cordially invited to attend our 2008 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 10:00 a.m., Pacific Time, on Tuesday, March 18, 2008, at our offices at 44201 Nobel Drive, Fremont, California 94538.

The formal notice of the Annual Meeting of Stockholders and the Proxy Statement have been made a part of this invitation.

Whether or not you attend the Annual Meeting of Stockholders, it is important that your shares be represented and voted at the Annual Meeting of Stockholders. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting of Stockholders in person.**

The Board of Directors and management look forward to seeing you at the Annual Meeting of Stockholders.

Sincerely,

/s/ Simon Leung

Simon Leung
General Counsel and Corporate Secretary

SYNNEX Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held March 18, 2008

To our Stockholders:

SYNNEX Corporation will hold its Annual Meeting of Stockholders at 10:00 a.m., Pacific Time, on Tuesday, March 18, 2008, at our offices at 44201 Nobel Drive, Fremont, California 94538.

We are holding this Annual Meeting of Stockholders:

- to elect seven directors to serve until the 2009 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- to approve our 2008 Profit Sharing Program for Section 16(b) Officers;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders.

Proxy

Only stockholders of record at the close of business on February 8, 2008 are entitled to notice of, and to vote at this Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders. For ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting of Stockholders will be available at the Corporate Secretary's office, 44201 Nobel Drive, Fremont, California 94538.

It is important that your shares are represented at this Annual Meeting of Stockholders. Even if you plan to attend the Annual Meeting of Stockholders, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

By Order of the Board of Directors,

/s/ Simon Leung

Simon Leung
General Counsel and Corporate Secretary

Fremont, California
February 22, 2008

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on March 18, 2008.

Our Proxy Statement for our 2008 Annual Meeting of Stockholders, along with the proxy card, our Annual Report to Stockholders for the fiscal year November 30, 2007 and our Annual Report on Form 10-K are available on our website at www.synnex.com.

TABLE OF CONTENTS

SYNNEX CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of SYNNEX Corporation, a Delaware corporation, of proxies to be used at our 2008 Annual Meeting of Stockholders and any adjournments or postponements thereof. Our 2008 Annual Meeting of Stockholders will be held at our offices at 44201 Nobel Drive, Fremont, California, at 10:00 a.m., Pacific Time, on Tuesday, March 18, 2008. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about February 22, 2008.

Appointment of Proxy Holders

Your Board of Directors asks you to appoint Robert Huang, Dennis Polk and Simon Leung as your proxy holders to vote your shares at the 2008 Annual Meeting of Stockholders. You make this appointment by voting the enclosed proxy card using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by your Board of Directors.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters not known by your Board of Directors at the time this Proxy Statement was printed and which, under our Bylaws, may be properly presented for action at the Annual Meeting of Stockholders.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on February 8, 2008, the record date for the Annual Meeting of Stockholders, can vote at the Annual Meeting of Stockholders. As of the close of business on February 8, 2008, we had 31,854,300 shares of common stock outstanding and entitled to vote. Each holder of common stock is entitled to one vote for each share held as of February 8, 2008. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting of Stockholders either in person or by mail as described below. Stockholders holding shares through a bank or broker should follow the voting instructions on the form of proxy card received.

Voting by Mail. You may vote by proxy by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope. Your Board of Directors recommends that you vote by mail, as it is not practical for most stockholders to attend the Annual Meeting of Stockholders. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting of Stockholders and want to vote in person.

Voting at the Annual Meeting of Stockholders. You may vote in person at the Annual Meeting of Stockholders. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the Annual Meeting of Stockholders. Voting by mail will not limit your right to vote at the Annual Meeting of Stockholders, if you decide to attend in person.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for director, **FOR** the approval of the 2008 Profit Sharing Program for Section 16(b) Officers and **FOR** the ratification of the appointment of independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any one of three ways:

- by voting in person at the Annual Meeting of Stockholders;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting of Stockholders; or
- by submitting another properly executed proxy of a later date prior to the Annual Meeting of Stockholders.

Required Vote

Directors are elected by a plurality vote, which means that the seven nominees receiving the most affirmative votes will be elected. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as its deems appropriate, including requesting that the affected director resign from the Board of Directors. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is a majority of the outstanding shares as of February 8, 2008, must be present to hold the Annual Meeting of Stockholders. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote on that matter.

Solicitation of Proxies

We will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone or facsimile. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our Bylaws currently provide that the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by the Board of Directors or stockholders. We currently have authorized eight directors; however, upon the retirement of David Rynne on March 18, 2008, the authorized number of directors will be fixed at seven directors. At the Annual Meeting of Stockholders, seven persons will be elected as members of your Board of Directors, each for a one-year term or until their successors are elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated, and the Board of Directors has designated, the seven persons listed below for election at the Annual Meeting of Stockholders. Pursuant to the New York Stock Exchange (NYSE) listing standards, a majority of the members serving on your Board of Directors must be independent directors. Your Board of Directors has determined that Messrs. Breidenbach, Quesnel, Steffensen, Van Horne and Zitzner have no material relationship with us and that each of these directors is an independent director. With the exception of Mr. Zitzner, who was appointed to the Board of Directors in May 2007, all of the nominees were elected at SYNNEX's Annual Meeting of Stockholders held on March 20, 2007. The proxies given to the proxyholders will be voted or not voted as directed and, if no direction is given, will be voted FOR these seven nominees. Your Board of Directors knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for any nominee designated by your Board of Directors to fill the vacancy.

General

Certain information with respect to each nominee appears on the following pages, including age, position (if any) with SYNNEX, business experience during at least the past five years and directorships of other publicly-owned corporations. Ages are as of February 8, 2008.

Name	Age	Position
Matthew Miau	61	Chairman of the Board of Directors
Robert Huang	62	President, Chief Executive Officer and Director
Fred Breidenbach	61	Director
Gregory Quesnel	59	Director
Dwight Steffensen	64	Lead Director
James Van Horne	72	Director
Duane Zitzner	60	Director

Business Experience of Nominees

Matthew Miau has served as a member of our Board of Directors since 1992 and as a non-executive employee since 2001. Mr. Miau is the Chairman of the Board of Directors of MiTAC International Corporation, MiTAC Incorporated, Synnex Technology International Corp. and SYNNEX. Mr. Miau is also the Chairman of UPC Technology Corp. and Lien Hwa Industrial Corp. He is also a member of the Board of Directors of the Institute for Information Industry in Taiwan. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/Computer Science from the University of California, Berkeley and a Master of Business Administration degree from Santa Clara University.

Robert Huang founded our company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Fred Breidenbach has served as a member of our Board of Directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation, an aviation company, from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University.

Gregory Quesnel has served as a member of our Board of Directors since September 2005. Mr. Quesnel served as President and Chief Executive Officer and a member of the Board of Directors of CNF Inc. from 1998 until his retirement in July 2004. Prior to that, he served as Executive Vice President and Chief Financial Officer of CNF Inc. He joined CNF Inc. in 1975 following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel is on the Board of Directors of Potlatch Corporation. Mr. Quesnel earned a Bachelor of Science degree in Finance from the University of Oregon and holds an MBA from the University of Portland.

Dwight Steffensen has served as a member of our Board of Directors since February 2002 and as Lead Director since March 2006. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen is a member of the Board of Directors of OmniVision Technologies, Inc. Mr. Steffensen received a Bachelor of Arts degree in Economics from Stanford University and is a certified public accountant.

James Van Horne has served as a member of our Board of Directors since September 2005. Mr. Van Horne joined the Stanford University Graduate School of Business faculty in 1965 after earning a doctorate degree from Northwestern University. He presently is the A.P. Giannini Professor of Finance Emeritus Stanford. He served as the Director of the MBA Program at Stanford University from 1970 to 1973 and then served as Associate Dean for Academic Affairs from 1973 to 1975 and 1976 to 1980. He is a member of the Board of Directors of Montgomery Street Income Securities, Inc.

Duane Zitzner has served as a member of our Board of Directors since May 2007. Mr. Zitzner has had his own consulting firm since January 2005. Prior to that, he served as the Executive Vice President of the Personal Systems Group at Hewlett-Packard Company from 2002 until his retirement in December 2004. Prior to his appointment as Executive Vice President at Hewlett-Packard Company, Mr. Zitzner spent several years in various executive positions at Hewlett-Packard Company, including three years as President of Computing Systems and three years as Vice President and General Manager of the Personal Systems Group. Mr. Zitzner received a Bachelor of Science degree in Mathematics from the University of Wisconsin—Madison and did advanced studies in Computer Science at the University of Minnesota—Twin Cities.

There are no family relationships among any of our directors or executive officers.

Vote Required

The seven nominees for directors receiving the highest number of affirmative votes will be elected as directors. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as it deems appropriate, including requesting that the affected director resign from the Board of Directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Your Board of Directors recommends a vote FOR the election of the nominees set forth above as directors of SYNNEX.

Organization of the Board of Directors

The Board of Directors held 9 meetings during the fiscal year ended November 30, 2007. Each director attended at least 75% of the total regularly scheduled and special meetings held by the Board of Directors and the committees on which such directors served during his tenure in fiscal year 2007. Our independent directors of the Board of Directors meet in regularly scheduled sessions without the presence of management. We do not have a policy regarding directors' attendance at the Annual Meeting of Stockholders. All directors attended the 2007 Annual Meeting of Stockholders.

The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. The Board of Directors has determined that all members of the Audit, Compensation, and Nominating and Corporate Governance Committees meet the independence standards of the NYSE and rules and regulations of the SEC. In addition, each member of the Audit Committee is financially literate as defined by your Board of Directors. Immediately following the 2008 Annual Meeting of Stockholders, Mr. Rynne will retire from the Board and will no longer serve on any committee of the Board. The Board has approved a charter for each of these committees, except the Executive Committee, which can be found on our website at www.synnex.com. Our corporate governance guidelines and code of ethics, which are applicable to our principal executive, financial and accounting officers, directors and employees, are also available, on or through, our website at www.synnex.com and available in print to any stockholder upon request. We intend to post any amendments to the corporate governance guidelines or code of ethics on our website.

Audit Committee

Current Number of Members:	4
Current Members:	Gregory Quesnel, Chairman and Audit Committee Financial Expert David Rynne Dwight Steffensen, Audit Committee Financial Expert James Van Horne
Number of Meetings in fiscal year 2007:	12
Functions:	The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee

Current Number of Members:	3
Current Members:	Fred Breidenbach Dwight Steffensen, Chairman James Van Horne
Number of Meetings in fiscal year 2007:	6

Functions:	The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and administers equity-based compensation for our officers and employees and administers our stock option plans and employee stock purchase plan.

Nominating and Corporate Governance Committee

Current Number of Members:	4
Current Members:	Fred Breidenbach, Chairman Gregory Quesnel David Rynne Duane Zitzner
Number of Meetings in fiscal year 2007:	6
Functions:	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board of Directors, director compensation, including equity compensation, and for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. In addition, the Nominating and Corporate Governance Committee is responsible for considering stockholder nominees.

Executive Committee

Current Number of Members:	5
Current Members:	Robert Huang, Chairman Matthew Miau Gregory Quesnel Dwight Steffensen Duane Zitzner
Number of Meetings in fiscal year 2007:	3
Functions:	The Executive Committee is responsible for identifying strategic opportunities, including but not limited to acquisitions or investments and assessing these opportunities. The Executive Committee is also responsible for making recommendations to our Board of Directors regarding these opportunities.

Director Nominations

The Board of Directors nominates directors for election at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

The Nominating and Corporate Governance Committee has a policy regarding consideration of director candidates recommended by stockholders. The Nominating and Corporate Governance Committee investigates suggestions for director candidates recommended by stockholders and considers such candidates for recommendation based upon an appropriate balance of knowledge, experience and capability. In addition to considering an appropriate balance of knowledge, experience and capability, the Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to SYNNEX and the Board of Directors, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and, preferably, multiple, members of the Board of Directors to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and for a majority of the members of the Board of Directors to meet the definition of "independent director" under the rules of the NYSE. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board of Directors.

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the Annual Meeting of Stockholders and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board of Directors with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or a vacancy is created on the Board of Directors as a result of a resignation, an increase in the size of the Board of Directors or other event, the Nominating and Corporate Governance Committee will consider various candidates for Board of Directors membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board of Directors members, by any executive search firm engaged by the Nominating and Corporate Governance Committee and by stockholders. A stockholder who wishes to suggest a prospective nominee for the Board of Directors should notify SYNNEX's Corporate Secretary, any member of the Nominating and Corporate Governance Committee, or the persons referenced below in "Communications with the Board of Directors" in writing with any supporting material the stockholder considers appropriate.

In addition, our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at our Annual Meeting of Stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to SYNNEX's Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, SYNNEX's Bylaws provide that SYNNEX must have received the stockholder's notice not less than 120 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the Annual Meeting of Stockholders is given or made to stockholders less than 100 days prior to the meeting date, SYNNEX must receive the stockholder's notice by the close of business on the 7th day after the earlier of the day SYNNEX mailed notice of the Annual Meeting of Stockholders date or provided such public disclosure of the meeting date. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be addressed to: Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. You can obtain a copy of our Bylaws by writing to the Corporate Secretary at this address.

Communications with the Board of Directors

The Board of Directors has a process for stockholders and other interested persons to send communications to directors. If you wish to communicate with your Board of Directors as a whole or to non-management directors, you may send your communication in writing to: Gregory Quesnel, Chairman of the Audit Committee, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538 or Jorge A. del Calvo, Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, California 94304. You must include your name and address in the written communication and indicate whether you are a stockholder or other interested person of SYNNEX. Messrs. Quesnel or del Calvo will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or committee of the Board of Directors based on the subject matter.

Directors' Compensation Table

The following tables set forth the compensation amounts paid to Matthew Miau and each non-employee director for their service in the fiscal year ended November 30, 2007:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Matthew Miau	—	5,664	119,661	225,000(3)	350,325
Fred Breidenbach	87,750	5,664	27,049	—	120,463
Gregory Quesnel	105,500	5,664	34,009	—	145,173
David Rynne(4)	83,000	5,664	27,049	—	115,713
Dwight Steffensen	152,668	5,664	27,049	—	185,381
James Van Horne	90,000	5,664	33,678	—	129,342
Duane Zitzner	35,000	3,462	7,203	—	45,665

(1) Amounts listed in these columns represent the compensation expense of stock awards and option awards recognized by us under Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS 123R) for fiscal year 2007, rather than amounts realized by the named individuals. See Note 14 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007. The grant date fair value of the stock awards granted to Matthew Miau and each non-employee director during fiscal year 2007 was $21.24, except for Mr. Zitzner, for whom the grant date fair value of his stock award and option award was $20.77 and 8.644, respectively.

(2) The table below sets forth the aggregate number of stock awards and option awards held by Matthew Miau and our non-employee directors as of November 30, 2007.

Name	Stock Awards	Option Awards
Matthew Miau	2,000	1,324,500
Fred Breidenbach	2,000	40,000
Gregory Quesnel	2,000	25,000
David Rynne	2,000	40,000
Dwight Steffensen	2,000	45,000
James Van Horne	2,000	25,000
Duane Zitzner	2,000	10,000

(3) Mr. Miau's retainer of $225,000 is based primarily upon his non-executive back-up role to Mr. Huang in the event Mr. Huang were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. Mr. Miau has elected to defer payment of his retainer which was earned in 2007.

(4) Mr. Rynne will retire on March 18, 2008.

Narrative to Directors' Compensation Table

For fiscal year 2007, each non-employee director received an annual cash retainer fee of $30,000 and an additional $2,000 for each meeting of the Board of Directors attended regardless of form of attendance, $2,000 for each committee meeting attended in-person, and $1,000 for each committee meeting attended by telephone, video or other non-in-person attendance. Each committee chair, except the Audit Committee Chair, received an annual retainer fee of $5,000. The Audit Committee Chair received an annual retainer fee of $10,000. In addition, the Lead Director received an annual cash retainer fee of $30,000. Non-employee directors are expected to receive the same compensation during fiscal year 2008. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors.

Directors had previously been eligible to receive stock options under our 1997 Stock Option/Stock Issuance Plan and our Special Executive Stock Option/Stock Issuance Plan. Currently, directors are eligible to receive equity incentives, in the form of stock options and restricted stock awards, under our Amended and Restated 2003 Stock Incentive Plan (2003 Stock Incentive Plan). For fiscal year 2007, each non-employee director who was first elected as a non-employee director and who had not been in our prior employ received 2,000 shares of restricted stock and an option to purchase 10,000 shares of our common stock on the date he or she joined the Board of the Directors. The restricted stock will vest over three years at a rate of 33.3% on each anniversary of the vesting date, subject to earlier termination following the director's cessation of Board of Directors service for any reason other than retirement. The options will have an exercise price equal to the fair market value of our common stock on the grant date, and will have a term of 10 years, subject to earlier termination following the director's cessation of Board of Directors service. The options will vest over three years, of which 33.3% of the shares will vest upon the first anniversary of the vesting start date and the remaining shares will vest at a rate of 1/36th per month thereafter.

On the date of the 2008 Annual Meeting of Stockholders, each of our continuing non-employee directors will receive 2,000 shares of restricted stock pursuant to the automatic grant program under our 2003 Stock Incentive Plan, provided such individual has served on the Board of Directors for at least six months. The restricted stock will vest over three years at a rate of 33.3% on each anniversary of the vesting date, subject to earlier termination following the director's cessation of Board of Directors service for any reason other than retirement. In the event the director's cessation of Board of Directors service is due to retirement with the consent of the Board of Directors, all unvested restricted stock received in connection with his or her re-election as a non-employee Board of Directors member will become fully vested.

In addition, each current member of the Board of Directors is required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each annual meeting of stockholders, commencing on the 2010 Annual Meeting of Stockholders. Any new director will be required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each annual meeting of stockholders, commencing on the third annual meeting of stockholders held following his or her initial election.

In fiscal year 2007, Matthew Miau received a $225,000 retainer and 2,000 shares of restricted stock. Mr. Miau did not receive any Board of Directors or committee meeting fees. For fiscal year 2008, the Nominating and Corporate Governance Committee has approved a $225,000 retainer and a grant of 2,000 shares of restricted stock for Mr. Miau. Similar to fiscal year 2007, Mr. Miau's fiscal year 2008 compensation is based primarily upon his non-executive back-up role to Mr. Huang in the event Mr. Huang were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. Any future compensation payable to Mr. Miau will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

Fred Breidenbach, Dwight Steffensen (Chairman) and James Van Horne served as members of the Compensation Committee for the fiscal year ended November 30, 2007. None of the members of the Compensation Committee has served as an officer or been an employee of SYNNEX and we do not have any related person transactions with any of the members of the Compensation Committee. None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 8, 2008, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our executive officers listed in the 2007 Summary Compensation Table on page 17, (iii) each of our directors and (iv) all our directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The percentage of common stock beneficially owned is based on 31,854,300 shares outstanding as of February 8, 2008.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Right To Acquire Beneficial Ownership within 60 days of February 8, 2007	Total	Percentage Beneficially Owned(1)(2)
5% Stockholders:				
MiTAC International Corporation and related parties(3)	13,925,068	—	13,925,068	43.7%
Dimensional Fund Advisors LP(4) 1299 Ocean Ave Santa Monica, CA 90401	2,624,889	—	2,204,768	8.2%
FMR Corp.(5) 82 Devonshire Street Boston, MA 02109	2,298,100	—	2,298,100	7.2%
Directors and Named Executive Officers:				
Matthew Miau(6)	43,368	1,295,000	1,338,368	4.0%
Robert Huang	225,693	1,708,945	1,934,638	5.8%
Dennis Polk	22,240	84,617	106,857	*
Thomas Alsborg	19,166	10,000	29,166	*
Peter Larocque	22,068	68,083	90,151	*
Jim Estill(7)	201,742	69,250	270,992	*
Fred Breidenbach	2,000	34,000	36,000	*
Gregory Quesnel	3,000	12,500	15,500	*
David Rynne	2,000	31,083	33,083	*
Dwight Steffensen	2,000	39,000	41,000	*
James Van Horne	3,500	12,500	16,000	*
Duane Zitzner	2,000	—	2,000	
All current directors and executive officers as a group (12 persons)	548,777	3,364,978	3,913,755	12.3%

* Amount represents less than 1% of our common stock.

(1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares which such person or group has the right to acquire within 60 days of February 8, 2008 are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(3) Based on information reported on Mr. Miau's Form 4 filed on January 18, 2008, this amount represents 8,630,624 shares held by Silver Star Developments Ltd. and 5,294,444 shares held by Peer Developments Ltd. Silver Star Development Ltd. is a wholly owned subsidiary of MiTAC International. Matthew Miau, Feng-Tzu Tsai, Jhi-Wu Ho and Chi-Ying Yuan, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd. Matthew Miau and Evans S.W. Tu, the directors of Peer Developments Ltd., hold shared voting and dispositive power over the shares held by of Peer Developments Ltd.

(4) Based solely on information reported on a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2008, Dimensional Fund Advisors LP, or Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares and may be deemed to be the beneficial owner of the shares. However, all the shares are owned by the Funds. Dimensional disclaims beneficial ownership of the shares.

(5) Based solely on information reported on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007 by FMR Corp., this amount consists of 2,298,100 shares beneficially held by FMR Corp., for which it possesses sole voting power and dispositive power.

(6) This amount excludes all securities held by Silver Star Developments Ltd. and Peer Developments Ltd. Mr. Miau disclaims beneficial ownership of the shares held by the above-listed entities, except to the extent of his pecuniary interest therein.

(7) Based on information reported on Mr. Estill's Form 4 filed on October 22, 2007, this amount includes 191,992 shares held by 1113589 Ontario Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2007 with the exception of Mr. Miau who was late filing a Form 4 with respect to one transaction.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving SYNNEX's accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by SYNNEX's independent accountants and reviewing their reports regarding SYNNEX's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by your Board of Directors. SYNNEX's management is responsible for preparing SYNNEX's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by SYNNEX's management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that SYNNEX's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61 and No. 90 (Communication with Audit Committees), as amended. In addition, the independent registered public accountants provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee and the independent registered public accountants have discussed such accountants' independence from SYNNEX and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence. The Audit Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The Audit Committee has discussed with SYNNEX's internal and independent registered public accountants, with and without management present, their evaluations of SYNNEX's internal accounting controls and the overall quality of SYNNEX's financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in SYNNEX's Annual Report on Form 10-K for the fiscal year ended November 30, 2007, for filing with the SEC.

Respectfully submitted on February 5, 2008, by the members of the Audit Committee of your Board of Directors:

Mr. Gregory Quesnel, Chairman
Mr. David Rynne
Mr. Dwight Steffensen
Mr. James Van Horne

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives and Philosophy of Our Compensation Programs

Our compensation programs are designed to address a number of objectives, including attracting and retaining high quality executive officers, rewarding individual contribution, loyalty, teamwork and integrity, and motivating executive officers to achieve returns for our stockholders. Our programs are geared for short and long-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect executive compensation and incentive programs have on all of our employees.

We believe that the compensation of our executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share, growth or maintenance of market share, long-term competitive advantage, and ultimately, in attaining an increased market price for our common stock. We believe that the performance of our executives in managing SYNNEX, considered in light of general economic conditions, our company and industry, and competitive conditions, should be the basis for determining their overall compensation. We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, as we expect the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of SYNNEX by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

In particular, in determining total compensation, we stress a compensation philosophy that is performance-driven with relatively low base salaries, but high variability through our profit sharing program. Despite relatively low base salaries, we believe that our total compensation is competitive with comparable positions at companies in our industry and of comparable size. Our compensation philosophy emphasizing performance permeates total compensation for both executives and non-executives. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity and short-term cash compensation.

While we focus on the success of the management team, rather than individuals, the material differences in compensation decisions between the various executives are based primarily upon individual differences in job responsibility, contribution and performance. For example, an executive with responsibility over a larger geography will have potential for greater compensation than an executive with responsibility over a smaller geography. Similarly, an executive with responsibility over a broader, more difficult or more profitable business unit or corporate division will have potential for greater compensation than an executive with responsibility over a narrower, less difficult or less profitable business unit or corporate division.

Elements of Our Compensation Programs

To promote the objectives of our compensation philosophy, our compensation programs consist of the following principal elements:

- base salary;
- profit sharing program;
- equity grants;
- deferred compensation plan; and
- other benefits.

The first three elements, base salary, profit sharing program, and equity grants, are usually administered in three cycles. Merit raises for base salaries are generally performed in the April-May period. Equity grants are generally awarded in the August-September period. Profit sharing program bonuses are generally paid in the December-January period.

The components of our compensation programs are described as follows:

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities; however, we maintain relatively low base salaries to incent executives to achieve the profit sharing program targets and thus create a performance driven environment. Base salaries for our executive officers are reviewed and adjusted on an annual basis. In determining compensation for our executive officers for fiscal year 2007, the Compensation Committee considered a number of factors. In the case of all our executive officers, determination of base salary was based on a number of criteria, including the individual officer's performance level during the prior year, the officer's base compensation level during the prior year, individual achievements of that officer, the base salary paid to the officer's internal peers and the base salaries for comparable companies in the industries with respect to that position. Determination of base salary is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of the foregoing factors, all of which are considered when making the determination of base salary. We expect that the Compensation Committee will adopt the same analysis for fiscal year 2008.

Profit Sharing Program. Bonuses paid under our profit sharing program create a performance driven environment, which we believe will increase stockholder value. Under our profit sharing program, we accrue a certain percentage of our pre-tax, before profit sharing accrual, profits. Bonuses granted to executive officers under this profit sharing program are determined by our Compensation Committee based upon both qualitative and quantitative considerations. For fiscal year 2007, bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages. In determining the net income per share target performance metrics, we focused upon our growth, return on equity and earnings per share. Executive officers were not eligible for bonuses unless we met or exceeded these threshold target performance percentages of an internally established net income per share goal, which were established for each executive officer.

If the applicable minimum threshold percentage was met, the actual bonus was paid based on a sliding scale of the target performance percentage actually achieved and dollar limits established by the Compensation Committee for such executive officer. In addition, our President and Chief Executive Officer had discretion to recommend to the Compensation Committee an increase or decrease of the bonus by up to 30% for all other executive officers. Mr. Huang's discretion is based upon his ability to manage and monitor the performance of the other executive officers on a more day-to-day level. For fiscal year 2007, we exceeded the minimum threshold net income per share target and, based on Mr. Huang's recommendations, the Compensation Committee approved small increases for Messrs. Larocque and Estill based upon their individual performances managing their respective business units. For fiscal year 2008, the Compensation Committee approved a similar profit sharing program, subject to stockholder approval, with increased threshold net income per share goals. We believe that these goals represent reasonably difficult hurdles to incent our executive officers to achieve returns for our stockholders, considered in light of general economic conditions, our company and industry, and competitive conditions.

Equity Grants. We believe equity grants more closely align the long-term interests of senior management with those of stockholders and assist in the retention of key executives. The Compensation Committee's determination with respect to stock option, restricted stock award and restricted stock unit grants to executive officers for fiscal year 2007 was based on the principal following elements:

- job responsibilities and past performance;
- future anticipated contributions;

- potential reward to the executive officer if the stock price appreciates in the public market;
- management tier classification;
- equity grants made by competitors;
- corporate performance;
- existing vested and unvested equity holdings;
- dilution to stockholders; and
- related expense to the company.

Determination of equity grant amounts is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of both individual and corporate performance and the value of equity grants of comparable officers at comparable companies. Equity grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. We also distinguish between equity grants of stock options and restricted stock based upon the officer's position. We believe that stock options carry more risk than restricted stock. As such, we expect certain officers to accept more risk by granting the officer an equity grant more heavily weighted with stock options, rather than restricted stock.

To further ensure that the long-term interests of senior management are closely aligned with those of stockholders, we request that all officers at the level of Senior Vice President or above hold an equity position in SYNNEX of at least one times his or her annual total cash compensation. This equity position can be satisfied by holding shares of common stock or vested in-the-money stock options.

In addition, to avoid any impropriety or even the appearance of any impropriety with respect to the timing of equity grants, the Compensation Committee has adopted a policy to make equity grants only during open trading windows. In accordance with this policy, if the date of an equity grant falls within a trading black-out period, then the grant date shall be upon the expiration of the third trading day after the trading black-out period ends. The exercise price of each of our stock options grants is the market closing price on the effective grant date. Furthermore, as noted above, company wide equity grants, including equity grants to executive officers, are generally awarded each year in the August-September period. We believe that the automatic and consistent nature of our equity grant process avoids the possibility of timing deviations.

Deferred Compensation Plan. Our deferred compensation plan became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan, which enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future. On January 7, 2008, we amended our deferred compensation plan to conform with changes required by Section 409A of the Internal Revenue Code of 1986, as amended. Currently, Mr. Huang is the only executive officer participating in this plan.

Benefits, Perquisites and Other. We provide various employee benefit programs to our executive officers, including medical, dental and life insurance benefits and our 401(k) plan. Except for an automobile allowance and some non-material perquisites provided to executive officers, these benefit programs are generally available to all our employees. We also provide U.S. employees with the opportunity to purchase our common stock through payroll deductions at a discounted price through our 2003 Employee Stock Purchase Plan. However, directors and employees at the Associate Vice President level and above are not eligible to participate in our 2003 Employee Stock Purchase Plan. We have not established policies regarding recovery of awards in the event of a restatement of earnings, required share ownership by executives or directors or hedging and pledging of our common stock by our executives or directors.

Tax Deductibility Considerations

Section 162(m) of the Internal Revenue Code (the Code) generally prohibits us from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is contingent on the satisfaction of objective performance goals approved by stockholders. Our 2008 Profit Sharing Plan, which is submitted for stockholder approval, is structured to permit bonus awards under that plan to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation Committee

The Compensation Committee has overall responsibility for our executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our six executive officers. The Compensation Committee does not delegate any of its functions to others in setting compensation.

When establishing base salaries, profit sharing program bonuses and equity grants for each of the executive officers, the Compensation Committee considers the recommendations of our President and Chief Executive Officer, the officer's role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. The Compensation Committee may accept or adjust such recommendations and also makes the sole determination of the compensation of the President and Chief Executive Officer. The Compensation Committee does, however, give significant consideration to the recommendations of the President and Chief Executive Officer. To assist in this process, the Compensation Committee reviews data from independent compensation consultants concerning the compensation paid to officers at comparable companies. For example, in establishing merit raises to base salaries, the Compensation Committee reviewed survey results from ORC, American Society of Employers, Buck Consultants, Workforce Management and World@Work relating to general industry to set average base salary increases for all of our employees. These average base salary increase surveys were also applied to the base salary increases for executive officers for fiscal year 2007.

Our Compensation Committee retained the services of Otieno & Associates Consulting. Otieno was charged, among other things, with conducting a competitive assessment of our executive compensation. In particular, Otieno assessed whether the total compensation structure for our executive officers was comparatively in line with the business objectives and the Compensation Committee's expectations in the following areas:

- mix between variable compensation versus fixed compensation;
- appropriateness of metrics, triggers, thresholds, leverage and maximums in the profit sharing program;
- alignment and integrity of the total compensation components with business objectives; and
- reasonableness of executive compensation reporting and regulatory controls.

In addition to consulting with members of our Compensation Committee, Otieno also consulted with certain of our executive officers and other employees in our human resources department to obtain historical data and insight into previous compensation practices. Otieno's recommendations with respect to the compensation packages of the executive officers were based, in part, on peer groups consisting of firms comparable in size and industry to ours. The Compensation Committee also reviewed industry peer and market capitalization peer group data related to executive compensation in general. The industry peer group included Agilysis, Arrow Electronics, Avnet, Bell Microproducts, Ingram Micro and Tech Data and the market capitalization peer group included Adaptec, Aeroflex, Borland Software, Ciber, Checkpoint Systems, Epicor Software, Infospace, Micrel, Silicon Storage Technology, Triquint Semiconductor, United Online and Wind River Systems. Our Compensation Committee considered Otieno's recommendations when setting executive compensation for fiscal 2007 and used them as a basis for making changes to executive compensation for fiscal 2008.

In general, we believe that the current executive compensation programs meet the objectives of rewarding executives for measurable results in meeting and exceeding goals.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with SYNNEX's management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors of SYNNEX that the Compensation Discussion and Analysis be included in SYNNEX's Proxy Statement on Schedule 14A and incorporated by reference into its Annual Report on Form 10-K for the fiscal year ended November 31, 2007.

Respectfully submitted on February 5, 2008, by the members of the Compensation Committee of your Board of Directors:

Mr. Fred Breidenbach
Mr. Dwight Steffensen, Chairman
Mr. James Van Horne

2007 Summary Compensation Table

The following tables set forth compensation for services rendered in all capacities to us for the two fiscal years ended November 30, 2007 for our President and Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as of November 30, 2007 whose total compensation for fiscal year 2007 exceeded $100,000, whom we refer to in this Proxy Statement as the named executive officers.

Name & Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert Huang	2007	415,380	1,190,625	302,480	1,780,000	—	3,688,485
President, Chief Executive Officer, and Director	2006	400,006	992,188	213,758	1,600,000	—	3,205,952
Thomas Alsborg(3)	2007	168,269	47,198	60,200	171,000	850	447,517
Chief Financial Officer	2006	—	—	—	—	—	—
Dennis Polk	2007	315,900	68,940	145,253	510,000	850	1,040,943
Chief Operating Officer	2006	276,923	29,543	93,959	450,000	750	851,175
Peter Larocque	2007	331,695	68,940	175,203	650,000	850	1,226,688
President, US Distribution	2006	315,161	29,543	123,909	600,000	1,165	1,069,778
Jim Estill	2007	243,305(4)	26,530	159,080	250,000	—	679,090
President and Chief Executive Officer of SYNNEX Canada Limited	2006	233,400(4)	2,891	128,303	235,000	—	592,854

(1) Amounts listed in these columns represent the compensation expense of stock awards and option awards recognized by us under SFAS 123R for fiscal year 2007, rather than amounts realized by the named individuals. See Note 14 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for fiscal year ended November 30, 2007.

(2) Represents performance bonus awards under the profit sharing program earned in the fiscal year, but paid in the following fiscal year.

(3) Mr. Alsborg joined SYNNEX on March 23, 2007.

(4) Mr. Estill earned CDN$243,135 and CDN$204,504, in fiscal year 2007 and 2006, respectively. The amount set forth above was calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2007 and 2006 of $1.0007 and $1.1413, respectively, as reported by the Federal Reserve Bank of New York.

2007 Grants of Plan-Based Awards

The following table sets forth information on grants of plan-based awards in fiscal year 2007 to the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Robert Huang	—	600,000	1,600,000	2,150,000	—	—	—	—
Thomas Alsborg	3/30/07	—	—	—	—	50,000	21.24	9.03
	3/30/07	—	—	—	16,666	—	—	21.24
	—	100,000	200,000	299,000	—	—	—	—
Dennis Polk	10/2/07	—	—	—	—	25,000	20.40	8.32
	10/2/07	—	—	—	8,333	—	—	20.40
	—	200,000	450,000	780,000	—	—	—	—
Peter Larocque	10/2/07	—	—	—	—	25,000	20.40	8.32
	10/2/07	—	—	—	8,333	—	—	20.40
	—	250,000	550,000	910,000	—	—	—	—
Jim Estill	10/2/07	—	—	—	—	15,000	20.40	8.32
	10/2/07	—	—	—	5,000	—	—	20.40
	—	60,000	215,000	357,500	—	—	—	—

(1) The target incentive amounts shown in this column reflect our annual bonus awards originally provided under our 2007 profit sharing program and represent pre-established target awards as a percentage of base salary for fiscal year 2007, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. Actual 2007 profit sharing program payouts are reflected in the Non-Equity Incentive Plan Compensation column of the 2007 Summary Compensation Table.

(2) The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. Actual awards may be more or less than these amounts and are at the discretion of the Compensation Committee. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3) Stock awards and option awards listed in these columns vest and become exercisable as to 20% of the shares on the first five anniversaries of the grant date.

Narrative to 2007 Summary Compensation Table and 2007 Grants Plan-Based Awards Table

See Compensation Discussion and Analysis above for a complete description of compensation plans pursuant to which the amounts listed under the 2007 Summary Compensation Table and 2007 Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options and restricted stock grants.

Except as otherwise noted, all stock awards and option awards vest over five years beginning on the grant date, with the first vesting occurring on the first anniversary of the grant date.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The following summarizes our employment arrangement with our executive officers, including potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable. Although much of the compensation for our executives is performance-based and largely contingent upon achievement of aggressive financial goals, our change of control arrangements provide important protection to our executives, are consistent with practice of our peer companies, and are appropriate for attraction and retention of executive talent.

Consistent with the practice of our peer companies, other compensation decisions are not generally based on the existence of this severance protection. We find it more equitable to offer severance benefits based on a standard formula relating to the executive's title or title equivalent and tenure with the company because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations.

Robert Huang. On February 7, 2006, the Compensation Committee approved an employment agreement with Mr. Huang for a term of four years and on January 7, 2008, we amended Mr. Huang's employment agreement to conform with changes to Section 409A of the Internal Revenue Code of 1986, as amended. Pursuant to the agreement, Mr. Huang will receive an annual base salary of $400,000 and was granted an award of restricted stock units for 250,000 shares of our common stock under our 2003 Stock Incentive Plan. The restricted stock units will vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. This agreement also provides for the following severance and change of control arrangements.

Subject to the terms and conditions of the agreement, if Mr. Huang terminates his employment with us due to a reduction of his title, authority, duties, position or responsibilities; a reduction by us of his base salary or bonus opportunity unless proportionate to a reduction in his employment schedule consented to by Mr. Huang; the relocation of his principal place of employment to a facility or a location more than fifty (50) miles from his current location; or our failure to obtain the assumption of this agreement by any of our successors, or Good Reason, or we terminate his employment for a reason other than his commission of a felony, an act involving moral turpitude, or an act constituting common law fraud, and which has a material adverse effect on our business or affairs or our affiliates or stockholders; intentional or willful misconduct or refusal to follow the lawful instructions of the Board of Directors or intentional breach of our confidential information obligations which has an adverse effect on us or our affiliates or stockholders, or Cause, or Mr. Huang's inability to perform the principal functions of his duties due to a physical or mental impairment, but only if such inability has lasted or is reasonably expected to last for at least six (6) months, or Disability, or his death, then Mr. Huang will receive the following severance benefits:

- Severance Payments. Mr. Huang will be paid severance for twelve (12) months following his employment termination date at a monthly rate equal to his annual base salary rate, as then in effect, divided by twelve (12) months. Such payments will be paid periodically in accordance with our normal payroll policies, subject to a six-month delay to the extent required under Section 409A. In addition, Mr. Huang will receive a prorated portion of any profit-sharing bonus earned for the year of termination as determined by the Compensation Committee, payable when such bonuses are normally paid.

- Continued Health Benefits. Mr. Huang will receive reimbursement from us for the group health continuation coverage premiums for him and his eligible dependents under Section 4980B of the Code or corresponding provisions of state law, or COBRA, through the earliest of (x) the twelve-month anniversary of the date of termination of employment, (y) the date upon which Mr. Huang and his eligible dependents become covered under similar plans or (z) the date Mr. Huang no longer constitutes a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that Mr. Huang will be solely responsible for electing COBRA coverage within the required time period. Thereafter, Mr. Huang will be eligible for continued COBRA coverage at his expense for a minimum of three years.
- Accelerated Vesting. One hundred percent (100%) of the unvested shares subject to all of Mr. Huang's outstanding rights to purchase or receive shares of our common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) whether acquired by Mr. Huang before or after the date of this agreement and 100% of any of his shares of our common stock subject to our right of repurchase or forfeiture upon Mr. Huang's termination of employment for any reason will immediately vest and, if applicable, become exercisable upon such termination. In all other respects, such awards will continue to be subject to the terms and conditions of the plans, if any, under which they were granted and any applicable agreements between us and Mr. Huang.

Mr. Huang is entitled to the above severance benefits regardless of whether a change of control has occurred. We believe that structuring Mr. Huang's severance benefits in this fashion encourages his retention, rewards him for his individual contribution, loyalty, teamwork and integrity, and motivates him to achieve returns for our stockholders.

If Mr. Huang's employment with us terminates as a result other than an involuntary termination as discussed above, then Mr. Huang will not be entitled to receive the above severance benefits and will only be entitled to receive his earned but unpaid base salary through the date of termination of employment, all accrued vacation, expense reimbursements and any other benefits due to him through the date of termination of employment in accordance with our established plans, policies and arrangements, and such other compensation or benefits from us as may be required by law (for example, COBRA coverage).

The receipt of any such severance and change of control benefits will be subject to Mr. Huang not violating the non-competition and non-solicitation covenants of the agreement.

Jim Estill. On January 10, 2006, the Board of Directors appointed Jim Estill to be an executive officer of SYNNEX. At the time of his appointment, Mr. Estill had in effect an employment agreement, dated July 14, 2004. Pursuant to the agreement, Mr. Estill originally received an annual base salary of CDN$110,000. Immediately prior to his appointment as an executive officer, Mr. Estill's annual base salary was the equivalent of $200,000. Mr. Estill is also eligible for annual merit increases in base salary similar to all of our employees. This agreement also provides for the following severance and change of control arrangements:

- Termination on Notice. SYNNEX Canada may terminate the employment of Mr. Estill at any time without cause, by prior written notice or pay in lieu of notice in accordance with applicable employment laws and the common law of the Province of Ontario. SYNNEX Canada will recognize Mr. Estill's service with EMJ Data Systems Ltd., a predecessor of SYNNEX Canada, for the purpose of determining the period of notice.
- Resignation. Mr. Estill shall give SYNNEX Canada 30 days' written notice of his resignation and, subject to the following sentence, Mr. Estill's employment shall terminate on the date specified in the notice. Upon receipt of his notice of resignation, or at any time thereafter, SYNNEX Canada shall have

the right to elect to pay Mr. Estill's base salary for the remainder of the notice period and continue his benefits for the period of notice (subject to any exclusions required by SYNNEX Canada's insurers), and if SYNNEX Canada so elects, Mr. Estill's employment shall terminate immediately upon such payment.

- Disability. If SYNNEX Canada determines that Mr. Estill has suffered any Disability which means a physical or mental incapacity that has prevented Mr. Estill from performing the essential duties customarily assigned to him, with all reasonable accommodations required by law, for 180 days, whether or not consecutive, out of any 12 consecutive months and that in the opinion of SYNNEX Canada's Board of Directors, acting reasonably, is likely to continue, SYNNEX Canada may terminate his employment by notice. If Mr. Estill's employment terminates by reason of notice, then Mr. Estill shall receive, in lieu of all amounts otherwise payable under this agreement (except for amounts earned, but not yet paid to Mr. Estill through the date of such Disability), compensation at Mr. Estill's base salary rate for a 3-month period following the date of Disability. If and for so long as Mr. Estill is eligible and meets any conditions of SYNNEX Canada's plans and policies, Mr. Estill will be entitled to long-term disability benefits.
- Cause. SYNNEX Canada Limited, or SYNNEX Canada, may terminate the employment of Mr. Estill at any time for cause, including theft, dishonesty or breach of law; any material breach or default of Mr. Estill's obligations, or any material neglect of duty, misconduct or disobedience in discharging any of his duties and responsibilities; Mr. Estill's acceptance of a gift of any kind, other than gifts of nominal or inconsequential value, from any source directly or indirectly related to Mr. Estill's employment, except if the acceptance of such a gift is in the ordinary course of business in the industry provided that Mr. Estill provides notice of his acceptance of such a gift; any failure of or refusal by Mr. Estill to comply with the reasonable and lawful policies, rules and regulations of SYNNEX Canada; or anything or any behavior that constitutes just cause at law in accordance with the laws of the Province of Ontario. If SYNNEX Canada terminates the employment of Mr. Estill for cause, his benefits shall cease and SYNNEX Canada shall not be obligated to make any further payments under this agreement except amounts due and owing at the time of the termination.
- Resignation for Good Reason. Mr. Estill may resign his employment for any significant or material diminution in his authority, duties or responsibilities normally associated with his position; any significant or material change in his current reporting relationships without prior reasonable notice; or reduction of his base salary rate, or Good Cause, upon written notice to SYNNEX Canada specifying the reasons for resigning for Good Cause. If Mr. Estill resigns his employment for Good Cause, he shall be entitled to a payment in lieu of notice in accordance with applicable laws of the Province of Ontario as if his employment had been terminated without cause and without prior notice.

Mr. Estill's health and welfare benefit coverage shall cease upon termination of his employment pursuant to any termination on notice or resignation for Good Cause, except that where the employment is terminated by pay in lieu of notice, benefit coverage (subject to any exclusions required by SYNNEX Canada's insurers) shall continue only until the expiration of the notice period or until Mr. Estill commences other employment, whichever occurs first. Pay in lieu of notice or payment in lieu of notice shall be at Mr. Estill's base salary rate and shall not include any bonus, incentive, executive compensation, stock options, or other discretionary income or benefits, and shall be paid in a lump sum promptly following Mr. Estill's termination of employment subject to dispute as to the length of notice period for which payment is to be made. The notice or payments provided for in the employment agreement shall be inclusive of Mr. Estill's entitlement to notice, termination pay, and severance pay under the Employment Standards Act, 2000, shall satisfy all of SYNNEX Canada's obligations in relation to the termination of Mr. Estill's employment and shall be accepted and received by Mr. Estill in lieu of any other notice, pay in lieu of notice, termination pay, severance pay, claim or cause of action for damages relating to the termination of his employment.

Mr. Estill shall be entitled to all earned, but unpaid base salary and payments in respect of expenses subject to reimbursement accrued or incurred up to and including the date on which notice of termination or resignation is given.

Mr. Estill has agreed to a non-competition covenant with SYNNEX Canada Limited for the duration of his employment plus an additional two years after the termination of his employment, except in the event of a change of control. In the event of a change of control, the additional two-year non-competition period after termination of his employment is eliminated.

Other than as described above, the employment agreements of Messrs. Huang and Estill do not provide for repricings or other material modifications of outstanding stock options or other equity-based awards; payment of dividends; material waiver or modification of any specified performance target, goal or condition to payout under any reported incentive payout plan or any formula with respect to level of annual base salary and bonus in proportion to total compensation.

Other Executive Officers. If any of the following officers is terminated without cause within two months before or 12 months after a change in control of us (including a voluntary termination because of a reduction in salary or position or a relocation), the officer would be entitled to the following post-termination salary and benefits arrangements:

- Executive Vice Presidents would be entitled to receive salary continuation at the rate equal to the average of such officer's total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment with us after the eighteenth year of such employment, up to a maximum of 24 months, and paid COBRA for two years; and
- Senior Vice Presidents and the Chief Information Officer would be entitled to receive salary continuation at the rate equal to the average of such officer's total salary and bonus over the prior three years for a minimum of 12 months plus one month per year of employment with us after the thirteenth year of such employment, up to a maximum of 18 months, and paid COBRA for one year.

Severance payments will be delayed for six months following termination of employment to the extent required by Section 409A.

For these other executive officers, we believe that structuring their severance benefits in the above described fashion in connection with a change of control and tying each individual's severance payment with his or her length of service with us, encourages their retention, rewards them for their individual contributions, loyalty, teamwork and integrity, and motivates them to achieve returns for our stockholders.

For each of these other executive officers, if their employment with us terminates as a result other than termination without cause within two months before or 12 months after a change in control of us as discussed above, then they will not be entitled to receive the above severance benefits and will only be entitled to receive their earned but unpaid base salary through the date of termination of employment, all accrued vacation, expense reimbursements and any other benefits due to them through the date of termination of employment in accordance with our established plans, policies and arrangements, and such other compensation or benefits from us as may be required by law (for example, COBRA coverage).

Potential Payments upon Termination or Change of Control

The following table sets forth potential payments payable to our named executive officers upon termination of employment or a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. This table reflects amounts payable to our named executive officers assuming a change of control on, or their employment was terminated on November 30, 2007:

Name	Benefit	Termination for Good Reason/Without Cause; No Change of Control ($)	Termination Without Cause with Change of Control ($)	Termination due to Disability
Robert Huang	Salary	415,380	415,380	—
	Bonus	1,780,000	1,780,000	—
	Option acceleration	5,642,651	5,642,651	—
	Benefits continuation	9,213	9,213	—
	Total value	7,667,244	7,667,244	—
Thomas Alsborg	Salary	—	500,000	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	14,219	—
	Total value	—	514,219	—
Dennis Polk	Salary	—	970,522	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	28,438	—
	Total value	—	998,960	—
Peter Larocque	Salary	—	1,689,955	—
	Bonus	—	—	—
	Option acceleration	—	—	—
	Benefits continuation	—	25,753	—
	Total value	—	1,715,708	—
Jim Estill	Salary	470,329(1)	470,329(1)	60,875(2)
	Bonus	253,177(1)	253,177(1)	—
	Option acceleration	—	—	—
	Benefits continuation	—	—	120,180(2)
	Total value	723,506(1)	723,506(1)	181,055(2)

(1) Mr. Estill would be entitled to CDN$470,000 and CDN$253,000 in salary and bonus severance payments, respectively. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2007 of $1.0007 as reported by the Federal Reserve Bank of New York.

(2) Mr. Estill would be entitled to CDN$60,832 in salary plus long-term benefits equal to CDN$120,096 on an annual basis as long as he is eligible. The amounts set forth above were calculated based on the foreign exchange rate of the Canadian Dollar to the U.S. Dollar on November 30, 2007 of $1.0007 as reported by the Federal Reserve Bank of New York.

2007 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to each award.

	Option Awards(1)				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Robert Huang	200,000	—	4.50	3/1/09	—	—
	130,278	—	4.50	12/30/09	—	—
	375,000	—	9.00	4/20/10	—	—
	375,000	—	9.00	4/20/10	—	—
	375,000	—	10.00	3/29/12	—	—
	127,500	22,500	12.00	8/19/13	—	—
	69,667	40,333	16.10	9/27/14	—	—
	21,667	28,333	17.17	9/20/15	—	—
	10,833	39,167	23.13	10/18/16	—	—
	—	—	—	—	187,500(2)	3,873,750
Thomas Alsborg	—	50,000	21.24	3/30/17	—	—
	—	—	—	—	16,666	344,320
Dennis Polk	4,167	—	10.00	2/15/12	—	—
	30,033	7,499	12.00	8/19/13	—	—
	31,667	18,333	16.10	9/27/14	—	—
	8,667	11,333	17.17	9/20/15	—	—
	5,417	19,583	23.13	10/18/16	—	—
	—	25,000	20.40	10/2/17	—	—
	—	—	—	—	4,320	89,251
	—	—	—	—	6,666	137,720
	—	—	—	—	8,333	172,160
Peter Larocque	10,000	—	10.00	3/29/12	—	—
	15,000	11,250	12.00	8/19/13	—	—
	16,000	27,500	16.10	9/27/14	—	—
	8,667	11,333	17.17	9/20/15	—	—
	5,417	19,583	23.13	10/18/16	—	—
	—	25,000	20.40	10/2/17	—	—
	—	—	—	—	4,320	89,251
	—	—	—	—	6,666	137,720
	—	—	—	—	8,333	172,160
Jim Estill	47,500	27,500	16.10	9/27/14	—	—
	10,833	14,167	17.17	9/20/15	—	—
	3,250	11,750	23.13	10/18/16	—	—
	—	15,000	20.40	10/2/17	—	—
	—	—	—	—	5,000	103,300
	—	—	—	—	4,000	82,640

(1) Except as otherwise noted in footnote 2, all stock awards and option awards listed in this table vest and become exercisable as to 20% of the shares on each of the first five anniversaries of the grant date.

(2) The restricted stock units vest with respect to 25% of the shares on the date that is thirteen (13) months after February 7, 2006, and an additional 25% of the shares on the second, third and fourth anniversaries of February 7, 2006.

2007 Option Exercises and Stock Vested Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards during the latest fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Robert Huang	—	—	—	— (3)
Thomas Alsborg	—	—	—	—
Dennis Polk	14,700	174,623	3,107	66,975
Peter Larocque	36,047	264,668	3,107	66,975
Jim Estill	—	—	1,000	21,950

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the aggregate market value of shares on the vesting date.

(3) Mr. Huang deferred all shares pursuant to our 2003 Stock Incentive Plan.

Proxy

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Defined Contribution Plans

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Robert Huang	—	—	668,913	—	12,519,723

As discussed above, we maintain a deferred compensation plan, which became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of a specified amount of salary or bonus to which he or she will become entitled in the future. The balance in a participant's account will be distributed in full after the earlier of their termination of employment with us or upon attaining the age of 65. The distribution may be paid in one lump sum or in equal monthly or annual installments over a period not to exceed 15 years. Under certain circumstances, a participant may receive an early distribution in the form of a lump sum payment, subject to certain penalties. As noted above, this plan was amended effective January 1, 2005 to conform with changes required under Section 409A of the Code. As a result, for account balances earned after 2004, distributions to officers upon termination of employment are generally subject to a six-month delay, and accelerated distributions are generally prohibited.

None of our named executives participate in or have account balances in non-qualified defined contribution plans maintained by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution benefits if the Compensation Committee determines that doing so is in our best interests.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation (MiTAC International) that began in 1992 when it, through its affiliates, became our primary investor. MiTAC International and its affiliates presently beneficially own approximately 44% of our common stock. In addition, Matthew Miau, the Chairman of our Board of Directors and a non-executive director since 1992, is also the Chairman of MiTAC International, Synnex Technology International Corp. and MiTAC Incorporated, affiliates of MiTAC International and direct or indirect stockholders of us.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers.

In fiscal years 2005, 2006 and 2007, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $397.0 million, $431.0 million and $285.7 million, respectively. Our sales to MiTAC International and its affiliates during fiscal years 2005, 2006 and 2007, totaled approximately $1.8 million, $2.3 million and $1.4 million, respectively.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International and our assembly customers for a given project. Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. As MiTAC International's ownership interest in us decreases as a result of subsequent sales, MiTAC International's interest in the success of our business and operations may decrease as well. We have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is composed of disinterested members of the Board of Directors. Notwithstanding this policy, MiTAC International can generally control us and can determine the outcome of all matters submitted for stockholder approval. Based upon the beneficial ownership by MiTAC International and its affiliates and our business relationship with MiTAC International, we believe that MiTAC International's interest in SYNNEX is direct and material.

Synnex Technology International. Synnex Technology International Corp. (Synnex Technology International), a publicly-traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. MiTAC Incorporated, a privately-held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.1% of Synnex Technology International and approximately 8.2% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.4% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.8% of MiTAC Incorporated and Synnex Technology International directly and indirectly owns approximately 14.1% of MiTAC Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 16.7% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve.

Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Services Agreement with MiTAC International and Hitachi, Ltd. and its Affiliates and Hitachi Data Systems Corporation. In July 2007, SYNNEX and MiTAC International entered into a services agreement with Hitachi, Ltd. and its affiliates and Hitachi Data Systems Corporation, or collectively Hitachi. This agreement governs contracted Configuration to Order (CTO) services, warranty services and systems services. This agreement does not constitute a contract or obligation by Hitachi to purchase services from SYNNEX or MiTAC International. Pursuant to the agreement, the terms for contracted services awarded by Hitachi are individually negotiated and if agreed upon by the parties, such terms are included in a purchase order. All of our contracted services to Hitachi are covered by this agreement. The agreement has an initial term of three years and will automatically renew for subsequent one year terms. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days, upon written notice provided at least 180 days prior to expiration of the then current term, or if one of the other parties becomes bankrupt or insolvent.

Proxy

Services Agreement with MiTAC International. In June 2007, our subsidiary in the Philippines, SYNNEX-Concentrix Corporation (formerly Link2Support, Inc.) entered into a services agreement with MiTAC International. Pursuant to the agreement, SYNNEX-Concentrix Corporation provides customer service and product support services to MiTAC International end users. The agreement has an initial term of one year and will automatically renew for subsequent one year terms. The agreement may be terminated with or without cause by either party upon 30 days prior written notice of termination to the other party.

Manufacturing Agreement with MiTAC International and Dot Hill Systems Corporation. In January 2007, SYNNEX and MiTAC International entered into a manufacturing agreement with Dot Hill Systems Corporation (Dot Hill). This agreement does not constitute a contract or obligation by Dot Hill to purchase products or services. Pursuant to the agreement, the terms for the manufacture and purchase of each particular product awarded by Dot Hill are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under the agreement. We will negotiate manufacturing and pricing terms, including allocating customer revenue based on manufacturing services that each party provides, on a project-by-project basis with MiTAC International and Dot Hill for a given project. These negotiations with MiTAC International will not be conducted on an arms'-length basis. In fiscal year 2006, there were no sales attributed to this agreement. All of our contract assembly services to Dot Hill are covered by this manufacturing agreement. The agreement has an initial term of two years and will automatically renew for subsequent one year terms. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days or if one of the other parties becomes bankrupt or insolvent.

Distribution Agreement—Stocking. In October 2006, we entered into a distribution agreement—stocking with MiTAC International. Pursuant to the agreement, we may purchase and MiTAC International may sell certain MiTAC International products for distribution in the United States. Each sale and purchase is based upon a mutually acceptable purchase order. The agreement has an initial term of one year and will automatically renew for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 30 days prior written notice of termination to the other party.

Logistical Distribution Agreement. In July 2004, our subsidiary in Canada, SYNNEX Canada Limited, entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, SYNNEX Canada may purchase and MiTAC International may sell certain MiTAC International products for distribution in Canada. Each sale and purchase is based upon a mutually acceptable purchase order. The agreement had an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or if the other party becomes bankrupt or insolvent.

Purchase Price Settlement Agreement. In June 2004, we entered into a purchase price settlement agreement with MiTAC International on the final purchase price related to the acquisition of our current subsidiary in the United Kingdom, Synnex Information Technologies (UK) Limited, which was acquired from MiTAC International in fiscal year 2000. As a result of this agreement, we realized a gain of approximately $1.2 million.

Joint Sales and Marketing Agreement with MiTAC International. In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party's capabilities to their respective customers who are interested in such product offerings. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms, including allocating customer revenue. To date, these negotiations have been on a case-by-case basis. There are no sales attributable to the joint marketing agreement. The agreement had an initial term of one year and automatically renews for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or if the other party becomes bankrupt or insolvent.

Agreement with MiTAC International and Sun Microsystems. In August 1999, MiTAC International entered into a general agreement with Sun Microsystems. This agreement does not constitute a contract or obligation by Sun Microsystems to purchase products or services. In February 2002, the agreement was amended to include us as a supplier under the agreement. Pursuant to the agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under the agreement. We negotiate manufacturing and pricing terms, including allocating customer revenue based on manufacturing services that each party provides, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. In the past, these negotiations with MiTAC International were not conducted on an arms'-length basis. In fiscal year 2006, we paid an aggregate of approximately $431.0 million, including amounts under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by this agreement. The agreement continues indefinitely until terminated in accordance with its terms. Sun Microsystems may terminate this agreement for any reason on 60 days written notice. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. The agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent.

Registration Rights Agreement. We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. The holders of an aggregate of 14,416,468 shares of our common stock will be entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Additional Compensation for Mr. Miau. In fiscal year 2007, Matthew Miau received a $225,000 retainer and 2,000 shares of restricted stock. Mr. Miau did not receive any Board of Directors or committee meeting fees. For fiscal year 2008, Mr. Miau will receive a $225,000 retainer and a grant of 2,000 shares of restricted stock of SYNNEX. Compensation payable to Mr. Miau is based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Indemnity Agreements. We have entered into indemnification agreements with all of our directors and officers providing for indemnification to the fullest extent permitted under applicable law and advancement of expenses.

Policies and Procedures for Approving Related Person Transactions

We have adopted a policy requiring material transactions relating to related person transactions to be approved by our Audit Committee, which is composed of disinterested members of the Board of Directors.

PROPOSAL 2

APPROVAL OF THE 2008 PROFIT SHARING PROGRAM FOR SECTION 16(b) OFFICERS

General

The 2008 Profit Sharing Program for Section 16(b) Officers (Profit Sharing Program) was adopted by our Compensation Committee in January 2008, subject to stockholder approval. The Profit Sharing Program is similar to our prior year's profit sharing program, which was approved by stockholders at the 2007 Annual Meeting of Stockholders. The Profit Sharing Program is designed to qualify as providing "performance-based" compensation under Section 162(m) of the Internal Revenue Code (the Code), which requires that the program be subject to stockholder approval. "Performance-based" compensation under Section 162(m) of the Code is generally exempt from the federal income tax law that would disallow a tax deduction for compensation over $1,000,000 that we may pay to certain of our most highly paid executives in a single year pursuant to the Profit Sharing Program.

Description of Profit Sharing Program

As mentioned above, the Profit Sharing Program is designed to qualify as "performance-based" compensation under Code Section 162(m). Under Section 162(m), we may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer, Chief Financial Officer or up to three additional executive officers whose total compensation is required to be reported in our Proxy Statement to the extent that any of these persons receives more than $1,000,000 in compensation in any one year. However, if we pay compensation that is "performance-based" under Section 162(m), we are generally entitled to a federal income tax deduction for the compensation paid even if such compensation exceeds $1,000,000 in a single year. If approved by the stockholders, the Profit Sharing Program will allow us to pay incentive compensation that is performance-based and therefore fully tax deductible to the extent otherwise allowable on our federal income tax return.

Eligibility

Participation in the Profit Sharing Program is limited to those officers deemed to be executive officers under Section 16(b) of the Securities Exchange Act of 1934. Your Board of Directors determines which employees are Section 16(b) officers.

Target bonuses and performance goals

During the first ninety days of each fiscal year, our Compensation Committee will establish in writing specific performance goals for each participant which must be achieved in order for an award to be earned under the Profit Sharing Plan for that fiscal year. Such performance goals may be based upon any one or more of the following: net income per share, revenue, cash flow, earnings per share, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, sales productivity, sales growth, market segment share or similar financial performance measures as may be determined by the Compensation Committee.

The pre-established performance goals will provide an objective formula for computing the amount of compensation payable to the participant if the goal is attained. If the applicable threshold performance goals established for a participant are not achieved, the participant will not be eligible for payment of an award.

Awards will be payable following the completion of the fiscal year upon certification by our Compensation Committee that we achieved the specified performance goals established for the participant. However, even if we attain the specified performance goals, the Compensation Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to the participant. In addition, the Compensation Committee has discretion, for each participant who is not an officer subject to tax deduction limitations of Section 162(m), to increase some or all of an award otherwise due upon attainment of the specified performance goals. In no event may a participant receive an award of more than $2.8 million under the Profit Sharing Plan for any fiscal year.

Payment of earned awards will be made in cash within two and one-half months after the end of the fiscal year.

2008 Bonuses

Subject to stockholder approval of the Profit Sharing Plan, for fiscal year 2008, bonuses to executive officers will be based upon the achievement of certain threshold net income per share target performance percentages. Both the threshold net income per share target and the threshold target performance percentages for fiscal year 2008 were increased from fiscal year 2007. Executive officers will not be eligible for bonuses unless we meet or exceed these threshold target performance percentages, established for each executive officer, of the internally established net income per share goal. The actual bonus payable, if the applicable minimum threshold percentage is met, will be paid upon a sliding scale of the target performance percentage actually achieved and dollar limits pre-established by the Compensation Committee for each individual executive officer. In addition, our President and Chief Executive Officer has the discretion to recommend to the Compensation Committee that it increase or decrease bonuses by up to 30% for all other executive officers whose compensation is not subject to the tax deduction limitations of Section 162(m), and that it decrease bonuses by up to 30% for all other executive officers whose compensation is subject to Section 162(m). The following table sets forth the bonuses that would have been paid to our named executive officers in fiscal year 2007 if this Profit Sharing Program was in effect for fiscal year 2007.

New Plan Benefits

2008 Profit Sharing Program for Section 16(b) Officers

Name and Position	Dollar Value ($)
Robert Huang President, Chief Executive Officer, and Director	1,900,000
Thomas Alsborg Chief Financial Officer	300,000
Dennis Polk Chief Operating Officer	540,000
Peter Larocque President, US Distribution	680,000
Jim Estill President and Chief Executive Officer of SYNNEX Canada Limited	300,000
Simon Leung General Counsel and Corporate Secretary	110,000
Executive Group	3,830,000
Non-Executive Director Group	—

Bonuses

As mentioned above, under the Profit Sharing Program, executive officers will not be eligible for bonuses unless we meet or exceed certain threshold target performance percentages of an internally established net income per share goal. In order for Mr. Huang to receive any bonus we must meet at least 80% of our threshold target performance and we must meet at least 60% of our threshold target performance for the other executive officers to receive a bonus. These threshold target performance percentages represent an increase from the prior year threshold target performance percentages of 70% and 50%, respectively. The maximum bonus for Mr. Huang is based on achieving 120% of our threshold target performance. The maximum bonus for each of our executive officers, other than Mr. Huang, is based on achieving 120% of our threshold target performance, plus, for any executive officer not subject to the tax deduction limitations of Section 162(m), any recommendation to increase by up to an additional 30%.

Except for the initial 80% threshold target performance percentage for Mr. Huang and the 60% threshold target performance percentage for the other executive officers, the threshold target performance percentages and corresponding bonuses will be paid based upon a sliding scale, rather than as cliffs, up to 120%.

Bonuses under the Profit Sharing Program will be determined based on actual performance, so future actual awards, if any, cannot now be determined. The bonuses paid for fiscal 2007 under our 2007 profit sharing program to the executive officers named in the Summary Compensation Table are set forth in the Non-Equity Incentive Plan Compensation column of the 2007 Summary Compensation Table, contained elsewhere in this document.

Administration

The Profit Sharing Program is administered by our Compensation Committee, which is comprised solely of outside directors as defined under Section 162(m) of the Code.

Amendment and termination of the Profit Sharing Plan

The Profit Sharing Program may be amended from time to time, in whole or in part, by the Compensation Committee, but no amendment will be effective without stockholder approval if such approval is required to satisfy the requirements of Section 162(m) of the Code.

Required Vote

Approval of the Profit Sharing Program requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the Profit Sharing Program.

Your Board of Directors recommends a vote FOR the approval of the 2008 Profit Sharing Program for Section 16(b) Officers.

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected PricewaterhouseCoopers LLP as independent accountants to audit our books, records and accounts and our subsidiaries for the fiscal year 2008. Your Board of Directors has endorsed this appointment. Ratification of the selection of PricewaterhouseCoopers LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting of Stockholders. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of SYNNEX and its stockholders. PricewaterhouseCoopers LLP previously audited our consolidated financial statements during the three fiscal years ended November 30, 2007. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers LLP for the years ended November 30, 2007 and 2006, were as follows:

Services Provided	2007	2006
Audit	$1,714,200	$1,610,500
Audit Related	—	—
Tax	121,000	45,000
All Other	1,500	1,500
Total	$1,836,700	$1,657,000

Audit Fees. The aggregate fees billed for the years ended November 30, 2007 and 2006, were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, reviews of our interim consolidated financial statements and services provided in connection with statutory and regulatory filings.

Audit Related Fees. There were no audit related fees billed for the years ended November 30, 2007 and 2006.

Tax Fees. The aggregate fees billed for the years ended November 30, 2007 and 2006 were for professional services rendered relating to consulting services for state tax audit and related services.

All Other Fees. All other fees billed for the years ended November 30, 2007 and 2006 were for an online accounting research tool subscription.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by PricewaterhouseCoopers LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations.

Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Required Vote

Ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.

Your Board of Directors recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants.

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2009 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than October 25, 2008. Proposals we receive after that date will not be included in the Proxy Statement. We urge stockholders to submit proposals by Certified Mail—Return Receipt Requested.

A stockholder proposal not included in our Proxy Statement for the 2009 Annual Meeting of Stockholders will be ineligible for presentation at the 2009 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of SYNNEX at the principal executive offices of SYNNEX. Under our Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, us not less than 50 nor more than 75 days prior to the next Annual Meeting of Stockholders. The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on our books, of the stockholder proposing such business; (c) the class and number of shares of our securities that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

or through the Commission's Internet web site: www.sec.gov. Request SEC Release No. 34-40018, May 21, 1998.

OTHER MATTERS

Your Board of Directors does not know of any other business that will be presented at the Annual Meeting of Stockholders. If any other business is properly brought before the Annual Meeting of Stockholders, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting of Stockholders, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

/s/ Simon Leung
Simon Leung
General Counsel and Corporate Secretary

Proxy

Fremont, California
February 22, 2008

SYNNEX's 2007 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to SYNNEX Corporation at 44201 Nobel Drive, Fremont, California 94538, Attention: Investor Relations. The request must include a representation by the stockholder that as of February 8, 2008, the stockholder was entitled to vote at the Annual Meeting of Stockholders.

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Shareholder Information

Board of Directors

Matthew Miau
Chairman of the Board

Robert Huang
President, Chief Executive Officer and Director

Fred Breidenbach
Chief Executive Officer of FA Breidenbach & Associates LLC and former President and Chief Operating Officer of Gulfstream Aerospace Corporation

Greg Quesnel
Former President and Chief Executive Officer and a member of the Board of Directors of CNF

David Rynne*
Former Executive Vice President and Chief Financial Officer of Bay Networks and former Senior Vice President and Chief Financial Officer of Tandem Computers

Dwight Steffensen
Former Chairman and Chief Executive Officer of Merisel, Inc. and former President and Chief Operating Officer of Bergen Brunswig Corporation

James Van Horne
Emeritus member of the Stanford University Graduate School of Business faculty; formally served as the Director of the MBA Program at Stanford University and as Associate Dean for Academic Affairs

Duane Zitzner
Former Executive Vice President of the Personal Systems Group at Hewlett-Packard Company and former President of the Computing Systems Organization at Hewlett-Packard Company

Corporate Officers

Robert Huang
President and Chief Executive Officer

Peter Larocque
President, U.S. Distribution

Jim Estill
President and Chief Executive Officer, SYNNEX Canada Limited

Dennis Polk
Chief Operating Officer

Thomas Alsborg
Chief Financial Officer

Simon Leung
General Counsel and Corporate Secretary

* Mr. Rynne will retire from the Company's Board effective March 18, 2008.

Executive Management

Chris Caldwell
Senior Vice President, Global Business Development

Charlotte Chou
Senior Vice President, Manufacturing Operations

David Dennis
Senior Vice President, HP Product Marketing

Gary Gulmon
Senior Vice President and Chief Information Officer

Stephen Ichinaga
Senior Vice President and General Manager, Systems Integration Division

Steve Jow
Senior Vice President, Commercial Sales

Pradip Madan
Senior Vice President, Corporate Strategy and Development

Mitchell Martin
President, Broadline Division, SYNNEX Canada Limited

Tim Moore
Chief Operating Officer, SYNNEX Canada Limited

Gary Palenbaum
Senior Vice President, Consumer Electronics

Timothy Rush
Senior Vice President, Operations

Robert Stegner
Senior Vice President, Marketing, North America

Michael Thomson
Senior Vice President, Partner Advocacy

T.J. Trojan
Senior Vice President, Peripherals

Michael Van Gieson
Senior Vice President, Product Marketing

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
San Jose, CA

Legal Counsel
Pillsbury Winthrop Shaw Pittman LLP
Palo Alto, CA

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: 781-575-3400
www.computershare.com

Certifications
SYNNEX has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Corporate Headquarters
SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538
510-656-3333

Form 10-K
A copy of our Form 10-K, filed with the Securities and Exchange Commission, is available upon request by contacting Investor Relations at ir@synnex.com

Stock Listing
New York Stock Exchange Symbol: SNX

Annual Meeting
The annual meeting of stockholders will be held on Tuesday, March 18, 2008 at 10:00AM at SYNNEX Corporation Headquarters located at: 44201 Nobel Drive, Fremont, CA 94538

Investor Relations
Investor inquiries about SYNNEX may be directed to Investor Relations by e-mail at ir@synnex.com or by telephone at 510-668-3715.

Forward-looking Statements
This Annual Report contains forward-looking statements, including, but not limited to, benefits of our 2007 strategy, our strategy of investing in higher growth businesses, growth of our consumer electronics division, benefits of our systems integration business, our ability to service the entire life cycle of products, strategies and goals for fiscal 2008, our growth, earnings and profitability, the benefits of our recent acquisitions, and our goals for return on invested capital, which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could cause actual results to differ materially from those in the forward-looking statements can be found in the Company's Form 10-K filed with the Securities and Exchange Commission.

SYNNEX
CORPORATION

Tel: 510-656-3333

www.synnex.com

END